As filed with the Securities and Exchange Commission on September 19, 2016

Registration No. 333-213372

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

___________

Amendment No. 1
To

Form F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

___________

NANO DIMENSION LTD.
(Exact name of registrant as specified in its charter)

State of Israel	3577	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

___________

Amit Dror Chief Executive Officer +972-073-7509142 amit@nano-di.com 2 Ilan Ramon Ness Ziona 7403635 Israel	Zysman, Aharoni, Gayer & Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 Tel: 212.660.3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

___________

Oded Har-Even Howard E. Berkenblit Shy Baranov Zysman, Aharoni, Gayer and Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 Tel: 212.660.3000	Joseph Shem-Tov Glusman & Co. 55 Yigal Alon St., Ashdar 2000 Building 1st Fl., Tel-Aviv, Israel 6789115 Tel: +972.3.691.8686	Darrick M. Mix, Esq. Jonathan S. Cohen, Esq. Duane Morris LLP 30 S 17th Street Philadelphia, Pennsylvania 19103 Tel: 215.979.1000

___________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Ordinary Shares, par value NIS 0.1 per share(1)(2)	$10,000,000	(3)	$1007.00	(4)(5)

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(1)      The Ordinary Shares will be represented by American Depositary Shares, or ADSs, each of which currently represents five Ordinary Shares. A separate Registration Statement on Form F-6 (Registration No. 333-204797) has been filed for the registration of ADSs issuable upon deposit of the Ordinary Shares.

(2)      Pursuant to Rule 416 under the Securities Act of 1933, as amended, or the Securities Act, the Ordinary Shares registered hereby also include an indeterminate number of additional Ordinary Shares as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.

(3)      Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any. Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

(4)      Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

(5)      $805.60 previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

____________________________________________________________________________________________________________

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED SEPTEMBER 19, 2016

____________________________________________________________________________________________________________

1,206,273 American Depositary Shares

Each Representing Five Ordinary Shares

____________________________________________________________________________________________________________

This is a public offering of our American Depositary Shares, or ADSs. Each ADS represents five of our ordinary shares, par value NIS 0.10, or Ordinary Shares.

Our ADSs are listed on the NASDAQ Capital Market under the symbol “NNDM”. The last reported sale price of our ADSs on September 16, 2016 was $8.29 per ADS. We are offering all of the ADSs offered by this prospectus.

Our Ordinary Shares currently trade on the Tel Aviv Stock Exchange, or TASE, under the symbol “NNDM.” On September 15, 2016, the last reported trading price of our Ordinary Shares on the TASE was NIS 6.21, or $ 1.64 per share (based on the exchange rate reported by the Bank of Israel on such date).

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are subject to reduced public company reporting requirements.

INVESTING IN OUR ADSs INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 7 FOR CERTAIN RISK FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR SECURITIES.

	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

____________

(1)      We have agreed to reimburse the Underwriters for certain expenses. See “Underwriting” on page of this prospectus for a description of the compensation payable to the Underwriters.

Certain of our directors have indicated an interest in purchasing up to an aggregate of approximately $250,000 worth of the ADSs sold in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may sell more, less or no ADSs in this offering to any of these persons, or any of these persons may determine to purchase more, less or no ADSs in this offering. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these persons as they will on any other units sold to the public in this offering.

We have granted the representative of the underwriters an option to purchase up to 180,941 additional ADSs from us at the public offering price, less the underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any. If the representative of the underwriters exercises the option in full, the total underwriting discounts and commissions payable will be $        , and the total proceeds to us, before expenses, will be $       .

The underwriters expect to deliver the ADSs on or about        , 2016.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE ISRAEL SECURITIES AUTHORITY NOR ANY STATE OR OTHER FOREIGN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

National Securities Corporation

Sole Bookrunner

Lake Street Capital Markets

Co-Manager

The date of this prospectus is        , 2016

DragonFly 2020 3D Printer

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are offering to sell our ordinary shares, and seeking offers to buy our ordinary shares, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ordinary shares.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, “we,” “us,” “our,” the “Company” and “Nano Dimension” refer to Nano Dimension Ltd. and its wholly owned subsidiary, Nano Dimension Technologies Ltd., an Israeli corporation.

Our reporting currency and functional currency is the New Israeli Shekel, or NIS.

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. Before you decide to invest in our ordinary shares, you should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and related notes appearing at the end of this prospectus.

Our Company

We are a development-stage company engaged in the development of a three-dimensional, or 3D, printer that prints electronic circuit boards, also known as printed circuit boards, or PCBs, and ink materials and products based on nano-technology. Our Dragonfly 3D printer currently in development uses our proprietary ink and integrated software to quickly create fully functioning PCB prototypes. Our Dragonfly 3D printer builds PCBs by depositing multiple layers of “ink” material, one on top of another. We enhance the ability of electrical engineers, designers and manufacturers to conceptualize, test and develop PCBs in a shortened development cycle bypassing common prototyping bottlenecks.

A PCB is the central component, or infrastructure, of any electronic product, and therefore is an essential component for the entire electronics industry. On top of a PCB, various electronic components, such as resistors, suppliers and transformers are installed, all of which are prepared and organized based on a predetermined plan, intended to ensure the operation of a given system. Traditionally, PCBs are developed through a back-and-forth process that involves design trial and error and third-party manufacturer outsourcing. We believe that the traditional process for developing complex and advanced electronics is outdated and in need of a modern technological solution.

Until now, 3D printing technology has been unable to offer a solution for the professional PCB prototype market, mainly because of the complexity of printing multiple layers of electrically conductive and dielectric materials with high resolution that is suitable for the professional electronics industry. However, at Nano Dimension, we have advanced 3D printing and inkjet technology with our groundbreaking nano-technology, with the goal of bringing the science of PCB production up to speed with the high-tech electronic industry.

Our Dragonfly 3D printer in development uses liquid nano-conductive and dielectric inks that are designed specifically to print sophisticated PCBs. We believe that our Dragonfly 3D printer will obviate the reliance on third-party manufacturers during the development stages of PCBs, and allow a wide range of companies engaged in product development the luxury of an office-friendly, in-house 3D PCB printer. Our Dragonfly 3D printer is being designed to allow users to easily customize their own PCBs (including multi-layer PCBs) based on a user-specific design plan.

In April 2015, we presented an alpha-version of our 3D printer to a limited number of potential customers and key industry leaders in order to showcase our 3D printer and to receive preliminary feedback. In July 2015, we began collaborations with several Fortune 100 and key Israeli companies, including Israel Aerospace Industries, for testing of the beta version of our 3D Printer. We began presale efforts in the first quarter of 2016, and anticipate that initial sales of our Dragonfly 3D printer and nano conductive and dielectric ink products will occur in the second half of 2016. Prior to commercialization, we intend to perform quality assurance tests and further beta tests in collaboration with additional beta partners. We intend to have as beta partners several potential clients, which will use the printer and provide feedback to us. We plan to convert beta partners into paying customers, and through 2017 to scale up the sales in accordance with the product maturity. In August and September 2016, we announced that we had delivered our printers to two beta partners for evaluation and demonstration purposes.

Our Strategy

Our strategic objective is to develop and commercialize technologies to enable 3D printing of electronics, including a 3D printer for multi-layer PCBs and related ink products. By creating our own installed-base of printers that require our own dedicated inks we wish to establish a “razor/razor-blade” business model in which our customers buy the printer first and then continue to purchase the dedicated inks over time.

We plan to market our products and services worldwide, primarily to companies that develop products with electronic components, including companies in the communications, computer, consumer electronics, semiconductor, defense, aerospace, medical and transportation industries.

We intend to further advance our breakthrough technologies and commercialization efforts. To achieve these objectives, we plan to:

•         Complete the development of our 3D printer. Based on the successful testing of our alpha-version 3D printer and feedback from select customers, we believe that we will be able to complete the development of our beta-version Dragonfly 3D printer in the second half of 2016, along with production readiness for delivery to beta customers. Currently, the beta-version 3D printer is being re-designed and evaluated for aspects related to quality control, reliability and repeatability.

•         Exploit our Dragonfly 3D printer as the ultimate solution for PCB prototype development. We believe that our 3D printer in development has significant and potentially disruptive market potential.

•         Capitalize on our nano-conductive technology products. We plan to exploit our conductive nano-silver ink as a supplemental product to our 3D printers and as a stand-alone product for other purposes such as touch-screens, radiofrequency identification, or RFID, photovoltaics, or PV, and other applications that may require silver ink with suitable qualities for advanced printing.

•         Market and explore other uses for our nano-epoxy ink. We plan to exploit our nano-epoxy dielectric ink as a supplemental product to our 3D printers (as a dielectric material). We are also exploring the potential of our nano-epoxy dielectric ink as a unique stand-alone product that provides mechanical strength, adhesiveness and high thermal resistance with a wide range of applicability.

•         Advance our commercialization efforts and infrastructure. Upon the conclusion of the development of our products and the transition to the production process, we intend to turn to the potential customers, directly and/or through third-party distributors, and offer our products as a solution which provides for efficient production of prototype PCBs.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our ADSs. In particular, our risks include, but are not limited to, the following:

•         We are a development-stage company and have a limited operating history on which to assess our business, have incurred significant losses since the inception of Nano Dimension Technologies Ltd., and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products;

•         We depend entirely on the success of our current products in development, and we may not be able to successfully introduce these products and commercialize them;

•         We rely on highly-skilled technical personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel, we may not be able to grow or our business may contract;

•         Even if this offering is successful, we expect that we will need to raise additional funding before we can expect to become profitable from sales of our products; and

•         If we are unable to obtain and maintain effective patent rights for our products, we may not be able to compete effectively in our markets.

Corporate Information

We are an Israeli corporation based in Ness Ziona and were incorporated in 1960. Our principal executive offices are located at 2 Ilan Ramon St., Ness Ziona 7403635, Israel. Our telephone number in Israel is +972-73-7509142. Our website address is www.nano-di.com. The information contained on, or that can be accessed through, our website is not part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

THE OFFERING

Ordinary Shares currently outstanding	38,950,256 Ordinary Shares

ADSs offered by us	1,206,273 ADSs representing 6,031,365 Ordinary Shares

ADSs to be outstanding after this offering	8,996,324 ADSs representing 44,981,621 Ordinary Shares

The ADSs

Each ADS represents five of our Ordinary Shares, par value NIS 0.10. The ADSs may be evidenced by American Depositary Receipts, or ADRs. The depositary will be the holder of the Ordinary Shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is incorporated by reference as an exhibit to the registration statement that includes this prospectus.

Use of proceeds

We expect to receive approximately $8,825,000 million in net proceeds from the sale of 1,206,273 ADSs offered by us in this offering (approximately $10,325,000 million if the underwriters exercise their over-allotment option in full), based upon an assumed public offering price of $8.29 per ADS, the last reported sale price of our ADSs on NASDAQ on September 16, 2016.

We currently expect to use the net proceeds from this offering for the following purposes:
• Approximately $2 million for scaling up the sales force and marketing of our DragonFly2020 printer;
• Approximately $1 million for scaling up our ink production facility for the DragonFly2020 printer tied-consumables;
• Approximately $2 million for production expenses for our DragonFly2020 printers and inks; and
• The remainder for working capital and general corporate purposes, possible in-licensing of additional intellectual property and product candidates, and next generation product development.

Depositary	The Bank of New York Mellon.

Risk factors	You should read the “Risk Factors” section starting on page 7 of this prospectus for a discussion of factors to consider carefully before deciding to invest in our ADSs.

NASDAQ Capital Market Symbol and Tel Aviv Stock Exchange symbol “NNDM”

The number of our ADSs and Ordinary Shares to be outstanding immediately after this offering as shown above assumes that all of the ADSs offered hereby are sold and is based on 38,850,626 Ordinary Shares outstanding as of September 1, 2016. This number excludes:

•         6,773,794 Ordinary Shares issuable upon the exercise of warrants outstanding as of September 1, 2016, of which 6,354,114 were vested as of such date;

•         527,032 Ordinary Shares held by the Company as treasury shares; and

•         5,352,215 Ordinary Shares issuable upon the exercise of options to directors and employees under our equity incentive plan, outstanding as of September 1, 2016, of which 1,766,158 were vested as of such date.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our financial data. We have derived the following statements of operations data for the years ended December 31, 2015, 2014 and 2013 and the balance sheet data as of December 31, 2015 from our audited financial statements included elsewhere in this prospectus. The selected financial statement data as of June 30, 2016 and for the six months ended June 30, 2016 and 2015 are derived from our unaudited interim results that are included elsewhere in this prospectus. In the opinion of management, these unaudited interim results include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for these periods. Results from interim periods are not necessarily indicative of results that may be expected for the entire year. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

(in thousands except per share data)	Year ended December 31				Six months ended June 30
	2013	2014	2015	2015	2015	2016	2016
	NIS			USD- Convenience Translation(1)	NIS		USD- Convenience Translation(1)
Consolidated Statements of Operations Data
Revenues	—	—	—	—	—	—	—
Research and development expenses, net	806	3,339	11,153	2,858	7,492	3,575	930
General and administrative expenses	134	1,426	11,229	2,878	2,613	9,034	2,349
Other income	40	62	6	1	—	—	—
Operating loss	900	4,703	22,376	5,735	10,105	12,609	3,279
Listing expenses	—	9,358	—	—	—	—	—
Finance expenses (income), net	34	117	(1,384)	(355)	51	533	138
Net Comprehensive loss	934	14,178	20,992	5,380	10,156	13,142	3,417
Net loss per Ordinary Share	0.25	1.11	0.78	0.2	0.45	0.35	0.09
Weighted average of number of Ordinary Shares used in the calculation of the basic and diluted loss per share (reflects a 10:1 reverse stock split effected in August 2014) – in thousands	3,684	12,754	26,819	26,819	22,349	37,256	37,256

(in thousands)	December 31			June 30
	2014	2015	2015	2015	2016
Consolidated Balance Sheet Data:	NIS		USD — Convenience Translation(1)	NIS
Cash and cash equivalents	806	33,811	8,665	2,623	22,278
Total assets	2,420	51,538	13,208	5,092	52,534
Total non-current liabilities	370	993	254	783	2,229
Accumulated loss	15,142	36,134	9,260	25,298	49,276
Total shareholders’ equity (deficit)	663	47,004	12,047	2,692	44,452

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(1)      Calculated using the exchange rate reported by the Bank of Israel for December 31, 2015 at the rate of one U.S. dollar per NIS 3.902 and for June 30, 2016 at the rate of one U.S. dollar per NIS 3.846.

RISK FACTORS

An investment in our ADSs involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in our ADSs. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our ADSs to decline, and you may lose all or part of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We are a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of inception of Nano Dimension Technologies Ltd., and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

From March 7, 2014, until August 25, 2014, we were a “shell corporation” and did not have any business activity, excluding administrative management. On August 25, 2014, we closed a merger transaction, or the Merger, with Nano Dimension Technologies Ltd., or the Subsidiary, whereby we acquired 100% of the share capital of the Subsidiary. Since the date of the Merger, we have been operating as a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses, and anticipate that we will continue to incur significant losses for the foreseeable future.

Since the date of inception of the Subsidiary, and as of June 30, 2016, we have incurred net losses of approximately NIS 49 million (approximately $12.8 million).

Since the date of the Merger, we have devoted substantially all of our financial resources to develop our products. Since the Merger, we have financed our operations primarily through the issuance of equity securities. The amount of our future net losses will depend, in part, on completing the development of our products, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to successfully commercialize our products. We anticipate that our expenses will increase substantially if and as we:

•         continue the development of our products;

•         establish a sales, marketing, and distribution infrastructure to commercialize our products;

•         seek to identify, assess, acquire, license, and/or develop other products and subsequent generations of our current products;

•         seek to maintain, protect, and expand our intellectual property portfolio;

•         seek to attract and retain skilled personnel; and

•         create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts.

We have not generated any revenue from the sale of our current products and may never be profitable.

We have not yet commercialized any of our products and have not generated any revenue since the date of the Merger. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

•         completing development of our products;

•         establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products to support market demand for our products;

•         launching and commercializing products, either directly or with a collaborator or distributor;

•         addressing any competing technological and market developments;

•         identifying, assessing, acquiring and/or developing new products;

•         negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

•         maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

•         attracting, hiring and retaining qualified personnel.

We expect that we will need to raise substantial additional funding before we can expect to become profitable from sales of our products. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

Even if this offering is completed, we expect that we will require substantial additional capital to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

•         the scope, rate of progress, results and cost of product development, and other related activities;

•         the cost of manufacturing and establishing commercial supplies, of our products;

•         the cost and timing of establishing sales, marketing, and distribution capabilities; and

•         the terms and timing of any collaborative, licensing, and other arrangements that we may establish.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Ordinary Shares or ADSs to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any products or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Raising additional capital would cause dilution to our existing shareholders, and may affect the rights of existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity (such as this offering) or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our ADSs.

Risks Related to Our Business and Industry

Our future success depends in part on our ability to retain our executive officers and to attract, retain and motivate other qualified personnel.

We are highly dependent on Amit Dror, our Chief Executive Officer, Simon Anthony-Fried, our Chief Marketing Officer, Sharon Fima, our Chief Technology Officer and Dagi Shahar Ben-Noon, our Chief Operating Officer. The loss of their services without a proper replacement may adversely impact the achievement of our objectives. Messrs. Dror, Fried, Ben-Noon and Fima may leave our employment at any time subject to contractual notice periods, as applicable. Recruiting and retaining other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition in the industry in which we operate. The inability to recruit and retain qualified personnel, or the loss of the services of our executive officers, without proper replacement, may impede the progress of our development and commercialization objectives.

We depend entirely on the success of our current products in development, and we may not be able to successfully introduce these products and commercialize them.

We have invested almost all of our efforts and financial resources in the research and development of our products in development. As a result, our business is entirely dependent on our ability to complete the development of, and to successfully commercialize, our Dragonfly 3D printer and ink products. The process to the development and commercialization is long, complex, costly and uncertain of outcome. While we have received pre-sales orders for a number of printers and have had more than 2,500 entities join our waitlist for information about our DragonFly 3D printer, we cannot assure you that any of these pre-sale orders or inquiries will result in actual sales of our products.

We may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs.

The markets in which we operate are subject to rapid and substantial innovation and technological change, mainly driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Even if we are able to complete the development of our Dragonfly 3D printer, our ability to compete in the 3D printing and PCB markets will depend, in large part, on our future success in enhancing our existing products and developing new 3D printing systems that will address the increasingly sophisticated and varied needs of prospective end-users, and respond to technological advances and industry standards and practices on a cost-effective and timely basis or otherwise gain market acceptance.

Even if we successfully introduce our existing products in development, it is likely that new systems and technologies that we develop will eventually supplant our existing systems or that our competitors will create systems that will replace our systems. As a result, any of our products may be rendered obsolete or uneconomical by our or others’ technological advances.

We rely on highly-skilled technical personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel, we may not be able to grow or our business may contract, which would have a material adverse effect on our results of operations and financial condition.

Our performance is largely dependent on the talents and efforts of highly-skilled individuals, particularly our printing-system engineers, nanotech chemists, electrical engineers, software engineers, mechanical engineers and computer professionals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly-skilled personnel and, if we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to implement our current initiatives or grow, or our business may contract and we may lose market share. Moreover, certain of our competitors or other technology businesses may seek to hire our employees. There is no assurance that any equity or other incentives that we grant to our employees will be adequate to attract, retain and motivate employees in the future. If we do not succeed in attracting, retaining and motivating highly qualified personnel, our business will suffer.

We may not be able to successfully manage our planned growth and expansion.

We expect to continue to make investments in our Dragonfly 3D printer in development and our related ink products. We expect that our annual operating expenses will continue to increase as we invest in sales and marketing, research and development, manufacturing and production infrastructure, and develop customer service and support resources for future customers. Our failure to expand operational and financial systems timely or efficiently could result in operating inefficiencies, which could increase our costs and expenses more than we had planned and prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results will be negatively impacted.

If our business grows, we will have to manage additional product design projects, materials procurement processes, and sales efforts and marketing for an increasing number of products, as well as expand the number and scope of our relationships with suppliers, distributors and end customers. If we fail to manage these additional responsibilities and relationships successfully, we may incur significant costs, which may negatively impact our operating results. Additionally, in our efforts to be first to market with new products with innovative functionality and features, we may devote significant research and development resources to products and product features for which a market does not develop quickly, or at all. If we are not able to predict market trends accurately, we may not benefit from such research and development activities, and our results of operations may suffer.

As our future development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial and legal personnel. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, failure to deliver and timely deliver our products to customers, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional new products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.

Our operating results and financial condition may fluctuate.

Even if we are successful in introducing our products to the market, the operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the market place or the expectations of securities analysts or investors, the market price of our Ordinary Shares will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including those listed below and those identified throughout this “Risk Factors” section:

•         the degree of market acceptance of our products and services;

•         the mix of products and services that we sell during any period;

•         long sales cycles;

•         changes in the amount that that we spend to develop, acquire or license new products, consumables, technologies or businesses;

•         changes in the amounts that we spend to promote our products and services;

•         changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;

•         delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;

•         development of new competitive products and services by others;

•         difficulty in predicting sales patterns and reorder rates that may result from a multi-tier distribution strategy associated with new product categories;

•         litigation or threats of litigation, including intellectual property claims by third parties;

•         changes in accounting rules and tax laws;

•         the geographic distribution of our sales;

•         our responses to price competition;

•         general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;

•         changes in interest rates that affect returns on our cash balances and short-term investments;

•         changes in dollar-shekel exchange rates that affect the value of our net assets, future revenues and expenditures from and/or relating to our activities carried out in those currencies; and

•         the level of research and development activities by our company.

Due to all of the foregoing factors, and the other risks discussed in this prospectus, you should not rely on quarter-to-quarter comparisons of our operating results as an indicator of our future performance.

The markets in which we participate are competitive. Even if we are successful in completing the development of our Dragonfly 3D printer, our failure to compete successfully could cause any future revenues and the demand for our products not to materialize or to decline over time.

We aim to compete for customers with a wide variety of manufacturers that create PCBs. Our principal current competition consists of companies that produce prototype PCBs by traditional reductive manufacturing means, which include etching, pressing and drilling. Many of these companies have extensive track records and relationships within the electronics industry. While we are not aware of any other company that currently offers an in-house 3D printer that is capable of printing multi-layer PCBs, there are a large number of companies engaged in additive manufacturing and 3D printing solutions.

Many of our current and potential competitors have longer operating histories and more extensive name recognition than we have and may also have greater financial, marketing, manufacturing, distribution and other resources than we have. Current and future competitors may be able to respond more quickly to new or emerging technologies and changes in end-user demands and to devote greater resources to the development, promotion and sale of their products than we can. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive (whether from a price perspective or otherwise). We cannot assure you that we will be able to maintain a competitive position or to compete successfully against current and future sources of competition.

Defects in products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

Even if we are successful in introducing our products to the market, our products may contain undetected defects or errors that, despite testing, are not discovered until after a product has been used. This could result in delayed market acceptance of those products, claims from distributors, end-users or others, increased end-user service and support costs and warranty claims, damage to our reputation and business, or significant costs to correct the defect or error. We may from time to time become subject to warranty or product liability claims that could lead to significant expenses as we need to compensate affected end-users for costs incurred related to product quality issues.

This risk of product liability claims may also be greater due to the use of certain hazardous chemicals used in the manufacture of certain of our products. In addition, we may be subject to claims that our 3D printers have been, or may be, used to create parts that are not in compliance with legal requirements.

Any claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, and damage to our reputation, and could cause us to fail to retain or attract customers. Currently, we maintain minimal product liability insurance. Our product liability insurance is subject to significant deductibles and there is no guarantee that such insurance will be available or adequate to protect against all such claims. Costs or payments made in connection with warranty and product liability claims and product recalls or other claims could materially affect our financial condition and results of operations.

If our relationships with suppliers for our products and services, especially with single source suppliers of components of our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

We purchase component parts and raw materials that are used in our Dragonfly 3D printer and ink products from third-party suppliers, some of whom may compete with us. While there are several potential suppliers of most of these component parts and raw materials that we use, we currently choose to use only one or a limited number of suppliers for several of these components and materials. Our reliance on a single or limited number of vendors involves a number of risks, including:

•         potential shortages of some key components;

•         product performance shortfalls, if traceable to particular product components, since the supplier of the faulty component cannot readily be replaced;

•         discontinuation of a product on which we rely;

•         potential insolvency of these vendors; and

•         reduced control over delivery schedules, manufacturing capabilities, quality and costs.

In addition, we require any new supplier to become “qualified” pursuant to our internal procedures. The qualification process involves evaluations of varying durations, which may cause production delays if we were required to qualify a new supplier unexpectedly. We generally assemble our systems and parts based on our internal forecasts and the availability of raw materials, assemblies, components and finished goods that are supplied to us by third parties, which are subject to various lead times. If certain suppliers were to decide to discontinue production of an assembly, component or raw material that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and consequently reduced margins, and damage to our reputation. If we were unable to find a suitable supplier for a particular component, material or compound, we could be required to modify our existing products or the end-parts that we offer to accommodate substitute components, material or compounds.

Discontinuation of operations at our manufacturing sites could prevent us from timely filling customer orders and could lead to unforeseen costs for us.

We plan to assemble and test the systems that we sell, and produce consumables for our systems, at single facilities in various locations that are specifically dedicated to separate categories of systems and consumables. Because of our reliance on all of these production facilities, a disruption at any of those facilities could materially damage our ability to supply 3D printers, other systems or consumable materials to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Such disruptions may be caused by, among other factors, earthquakes, fire, flood and other natural disasters. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation.

Our planned international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

We expect to derive a substantial percentage of our sales from international markets. Accordingly, we will face significant operational risks from doing business internationally, including:

•         fluctuations in foreign currency exchange rates;

•         potentially longer sales and payment cycles;

•         potentially greater difficulties in collecting accounts receivable;

•         potentially adverse tax consequences;

•         reduced protection of intellectual property rights in certain countries, particularly in Asia and South America;

•         difficulties in staffing and managing foreign operations;

•         laws and business practices favoring local competition;

•         costs and difficulties of customizing products for foreign countries;

•         compliance with a wide variety of complex foreign laws, treaties and regulations;

•         tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

•         being subject to the laws, regulations and the court systems of many jurisdictions.

Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our operating results.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third party providers. Our systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees from competing directly with us or working for our competitors or clients for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

We are subject to environmental laws due to the import and export of our products, which could subject us to compliance costs and/or potential liability in the event of non-compliance.

The export of our products internationally from our production facilities subjects us to environmental laws and regulations concerning the import and export of chemicals and hazardous substances such as the U.S. Toxic Substances Control Act, or TSCA, and the Registration, Evaluation, Authorization and Restriction of Chemical Substances, or REACH. These laws and regulations require the testing and registration of some chemicals that we ship along with, or that form a part of, our systems and other products. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective patent rights for our products, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

Historically, we have relied on trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and products. Since October 2014, we have also sought patent protection for certain of our products. Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and new products.

We have sought to protect our proprietary position by filing patent applications in the United States and in other countries, with respect to our novel technologies and products, which are important to our business. Patent prosecution is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

We have a growing portfolio of thirteen provisional patent applications with the U.S. Patent and Trademark Office, or USPTO, and the World Intellectual Property Organization, or WIPO, filed under the Paris Convention Treaty, or PCT, and two for which we have issued U.S. patents. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

We have three patents and their continuations and foreign counterparts licensed exclusively from the Hebrew University covering some of our underlying core technology. To the extent the licensed patents are found to be invalid or unenforceable, we may be limited in our ability to compete and market our products. The terms of our license with Hebrew University leave full control of any and all enforcement of the licensed patents with Hebrew University. If Hebrew University elects to not enforce any or all of the licensed patents it could significantly undercut the value of any of our products, which would materially adversely affect our future revenue, financial condition and results of operations. Moreover, fluctuating currency rates may create inconsistencies in the royalty payments we have under the license.

Further, there is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our products, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, provide exclusivity for our new products, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our products, we may not be able to compete effectively, and our business and results of operations would be harmed.

If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets.

In addition to the protection afforded by any patents currently owned and that may be granted, historically, we have relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining physical security of our premises and physical and electronic security of our information technology systems. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

We cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third party intellectual property rights are held to cover our products or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or our product candidates unless we successfully pursue litigation to nullify or invalidate the third party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third party patents or applications. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our new products or the use of our new products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing new products. As our industries expand and more patents are issued, the risk increases that our products may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, designs or methods of manufacture related to the use or manufacture of our products. There may be currently pending patent applications that may later result in issued patents that our products may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents.

If any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for designs, or methods of use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtain a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our products. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications, or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing, is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the Leahy-Smith Act, enacted on September 16, 2011, the United States has moved to a first to file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. In general, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our new products, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Under the Leahy-Smith Act, the validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our new products to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Ordinary Shares.

We have been subject, and may in the future be subject to further claims that our employees, consultants, or independent contractors have wrongfully or unavoidably used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

On March 19, 2015, XJet Ltd., or XJet, filed a lawsuit in the District Court in Tel Aviv-Jaffa, against us, our officers, directors, shareholders, several employees and the Subsidiary. XJet has alleged that one or more of our officers and/or employees previously employed by XJet stole trade secrets and proprietary technology and information relating to inkjet printing and 3D printing and committed negligence, copyright infringement, causing breach of contract, false description and unjust enrichment. XJet is seeking, inter alia, NIS 20 million in damages, which is based on XJet’s estimates, and a permanent injunction on the use of such trade secrets and proprietary technology. In May 2015, we filed a statement of defense, within which we denied the allegations attributed to us in the lawsuit.

On May 2, 2016, XJet filed a motion to amend pleadings, a motion for a temporary injunction and a motion for a protective order. XJet has alleged, inter alia, that the invention described in our U.S. patent application No. 9,227,444, that covers alignment assembly, kits and methods related to calibration of print heads, was invented by XJet and was kept by them as a trade secret before it was misappropriated, and therefore the patent should be transferred to XJet. We filed our responses to the three motions on May 22, 2016, and rejected all of XJet’s motions and allegations.

A mediation meeting is scheduled to take place on September 29, 2016.

We are unable to assess the outcome of the lawsuit. If the court grants XJet’s requested remedies, we may be required to make certain modifications to our 3D printer which could cause delays in the development and commercialization of our 3D printer.

In addition, we employ individuals who were previously employed at our competitors or potential competitors. We try to ensure that our employees, consultants, and independent contractors do not use the proprietary information or know-how of others in their work for us, but we may nevertheless be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees’ former employers or other third parties. Litigation may result and be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on products, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to this Offering and the Ownership of Our ADSs or Ordinary Shares

Sales of a substantial number of our ADSs or Ordinary Shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our ADSs or Ordinary Shares in the public market, or the perception that these sales might occur, could depress the market price of our ADSs or Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ADSs or Ordinary Shares.

Our principal shareholders, officers and directors beneficially own over 48% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of September 1, 2016, our principal shareholders, officers and directors beneficially own approximately 48.5% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

Future sales of our Ordinary Shares or ADSs, or the perception that future sales may occur, may cause the market price of our securities to decline, even if our business is doing well.

Sales of substantial amounts of our Ordinary Shares or ADSs in the public market after this offering, or the perception that these sales may occur, could materially and adversely affect the price of our securities and could impair our ability to raise capital through the sale of additional equity securities. The ADSs sold in this offering will be freely tradable, without restriction, in the public market.

In connection with this offering, we, our officers and directors have agreed prior to the commencement of this offering, subject to limited exceptions, not to sell or transfer any Ordinary Shares or ADSs for 90 days after the date of this prospectus without the consent of the underwriters. However, the underwriters may release these shares from any restrictions at any time. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of shares for future sale will have on the market price of our Ordinary Shares or ADSs.

Approximately 26,197,785 Ordinary Shares (together with ADSs representing Ordinary Shares) may be sold in the public market by existing security holders after the date of this prospectus and an additional 12,639,671 Ordinary Shares (together with ADSs representing Ordinary Shares) may be sold in the public market by existing security holders on or about 90 days after the date of this prospectus, subject to volume and other limitations imposed under the federal securities laws. Sales of substantial amounts of our securities in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our securities and could materially impair our ability to raise capital through offerings of our equity securities.

We plan to register for offer and sale the Ordinary Shares that are reserved for issuance pursuant to outstanding options. Shares covered by such registration statements upon the exercise of stock options generally will be eligible for sale in the public market, except that affiliates will continue to be subject to volume limitations and other requirements of Rule 144 under the Securities Act. The issuance or sale of such shares could depress the market price of our Ordinary Shares or ADSs.

If you purchase our ADSs in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The offering price of the ADSs is substantially higher than the net tangible book value per share of our Ordinary Shares. Therefore, if you purchase ADSs in this offering, you will pay a price per Ordinary Share that substantially exceeds our net tangible book value per Ordinary Share after this offering. To the extent outstanding options or warrants are exercised, you will incur further dilution. Based on the assumed offering price of $8.29 per ADS, the last reported sale price of our ADSs on the NASDAQ on September 16, 2016, you will experience immediate dilution of $6.67 per ADS, representing the difference between our pro forma net tangible book value per ADS after giving effect to this offering and the offering price. In addition, purchasers of ADSs in this offering will have contributed approximately 60% of the aggregate price paid by all purchasers of our Ordinary Shares but will own only approximately 13.4% of our Ordinary Shares outstanding after this offering. See “Dilution”.

Management will have broad discretion as to the use of the proceeds from this offering.

We have not determined the amount of net proceeds of this offering to be used specifically for the purposes described. As a result, our management will have broad discretion in the allocation of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds.

The JOBS Act will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ADSs or Ordinary Shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

•         the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•         Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date;

•         any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements; and

•         our ability to furnish two rather than three years of income statements and statements of cash flows in various required filings.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our ADSs or Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our ADSs or Ordinary Shares less attractive as a result, there may be a less active trading market for our ADSs or Ordinary Shares, and our market prices may be more volatile and may decline.

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the NASDAQ Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Exchange Act of 1934, as amended, or the Exchange Act, to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, although a recent amendment to the Israeli Companies Law, or the Companies Law, will require us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis (rather than on an aggregate basis, as was permitted under the Companies Law for Israeli public companies listed overseas, such as in the United States, prior to such amendment), this disclosure will not be as extensive as that required of a U.S. domestic issuer. For example, it currently appears as if the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We may be a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ADSs or Ordinary Shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2015, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares in the event that we are a PFIC. See “Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could decline.

The trading market for our ADSs or Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Risks Related to Israeli Law and Our Operations in Israel

Our operations are subject to currency and interest rate fluctuations.

We incur expenses in U.S. dollars and NIS, but our financial statements are denominated in NIS and presented in NIS and have a convenience translation to U.S. dollars. NIS is our functional currency. The NIS is the currency that represents the principal economic environment in which we operate. As a result, we are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date.

Israeli tax considerations also may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. See “Taxation — Israeli Tax Considerations and Government Programs” for additional information.

Our amended and restated articles of association also contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions include the following:

•         no cumulative voting in the election of directors, which limits the ability of minority shareholders to elect director candidates; and

•         the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents shareholders from being able to fill vacancies on our board of directors.

It may be difficult to enforce a judgment of a United States court against us and our officers and directors and the Israeli experts named in this prospectus in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors and these experts.

We were incorporated in Israel. All of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or foreign court. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus.

Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices are located in Israel. In addition, all of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During November 2012 and July 2014, Israel was engaged in an armed conflict with a militia group and political party which controls the Gaza Strip. In addition, recent political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. Additionally, the Islamic State of Iraq and Levant, or ISIL, a violent jihadist group, is involved in hostilities in Iraq and Syria and has been growing in influence. Although ISIL’s activities have not directly affected the political and economic conditions in Israel, ISIL’s stated purpose is to take control of the Middle East, including Israel. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy in general and us in particular. Any potential future conflict could also include missile strikes against parts of Israel, including our offices and facilities. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government has in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial conditions or the expansion of our business.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ADSs or Ordinary Shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness toward the company and other shareholders and to refrain from abusing its power in the company. See “Management — Board Practices — Duties of Shareholders” for additional information. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our ADSs or Ordinary Shares that are not typically imposed on shareholders of U.S. corporations.

We received Israeli government grants for certain of our research and development activities. The terms of those grants may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of approximately NIS 1,399,000 (approximately $359,000) that we received from Israel’s National Authority for Technological Innovation (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry), or the OCS, as of December 31, 2015. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under OCS programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Industrial Research and Development Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using OCS grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the OCS. Therefore, the discretionary approval of an OCS committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

The transfer of OCS-supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, our research and development expenses, the amount of OCS support, the time of completion of the OCS-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with OCS funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the OCS.

Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

Our employees and consultants in Israel, including members of our senior management, may be obligated to perform one month, and in some cases longer periods, of military reserve duty until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants. Such disruption could materially adversely affect our business and operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•         the overall global economic environment;

•         the impact of competition and new technologies;

•         general market, political and economic conditions in the countries in which we operate;

•         projected capital expenditures and liquidity;

•         changes in our strategy;

•         litigation; and

•         those factors referred to in “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as in this prospectus generally.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

PRICE HISTORY OF OUR ORDINARY SHARES AND ADSs

Our Ordinary Shares have been trading on the TASE under the symbol “NNDM” since 1977. Our ADSs commenced trading on the OTCQB and OTCQX under the symbol “NNDMY” on July 29, 2015, and September 17, 2015, respectively. On March 7, 2016, our ADSs, each of which represents five of our Ordinary Shares, commenced trading on the NASDAQ Capital Market under the symbol “NNDM.”

The following table sets forth, for the periods indicated, the reported high and low sale prices of our Ordinary Shares on the TASE in NIS and U.S. dollars. U.S. dollar per Ordinary Share amounts are calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel.

	NIS Price Per Ordinary Share		U.S.$ Price Per Ordinary Share
	High	Low	High	Low
Annual:
2015	8.26	1.48	2.15	0.37
2014	5.89	0.51	1.69	0.14
2013	1.00	0.50	0.34	0.23
2012	1.43	0.70	0.35	0.18
2011	2.48	0.90	0.70	0.23

Quarterly:
Third Quarter 2016 (through September 16, 2016)	6.55	5.06	1.73	1.30
Second Quarter 2016	6.32	4.91	1.65	1.29
First Quarter 2016	6.65	4.41	1.73	1.13
Fourth Quarter 2015	7.60	5.70	1.97	1.47
Third Quarter 2015	7.54	5.41	1.98	1.39
Second Quarter 2015	8.26	2.51	2.15	0.63
First Quarter 2015	3.51	1.48	0.89	0.37
Fourth Quarter 2014	1.81	1.21	0.49	0.31
Third Quarter 2014	2.59	1.49	0.75	0.42
Second Quarter 2014	5.89	0.51	1.69	0.14
First Quarter 2014	1.23	0.80	0.35	0.22

Most Recent Six Months:
August 2016	5.50	5.09	1.46	1.34
July 2016	5.70	5.06	1.47	1.30
June 2016	5.70	5.00	1.49	1.30
May 2016	6.30	4.91	1.65	1.29
April 2016	6.32	5.50	1.67	1.46
March 2016	6.65	5.00	1.73	1.29

The following table sets forth, for the periods indicated, the reported high and low sale prices of our ADSs on the OTCQB (since July 29, 2015), OTCQX (since September 17, 2015) and NASDAQ Capital Market (since March 7, 2016) in U.S. dollars.

	U.S.$ Price Per ADS
	High	Low
Quarterly:
Third Quarter 2016 (through September 16, 2016)	8.9	6.61
Second Quarter 2016	8.42	6.21
First Quarter 2016	9.99	5.40
Fourth Quarter 2015	9.50	5.97
Third Quarter 2015 (Since July 29, 2015)	12.50	7.04
Most Recent Six Months:
August 2016	7.26	6.68
July 2016	7.39	6.61
June 2016	7.58	6.41
May 2016	8.19	6.21
April 2016	8.42	7.00
March 2016	9.40	5.40

USE OF PROCEEDS

We expect to receive approximately $8,825,000 million in net proceeds from the sale of ADSs offered by us in this offering (approximately $10,325,000 million if the underwriters exercise their over-allotment option in full), based upon an assumed public offering price of $8.29 per ADS, the last reported sale price of our ADSs on NASDAQ on September 16, 2016.

We currently expect to use the net proceeds from this offering for the following purposes:

•         Approximately $2 million for scaling up the sales force and marketing of our DragonFly2020 printer;

•         Approximately $1 million for scaling up our ink production facility for the DragonFly2020 printer tied-consumables;

•         Approximately $2 million for production expenses for our DragonFly2020 printers and inks; and

•         The remainder for working capital and general corporate purposes, possible in licensing of additional intellectual property and product candidates, and Next generation product development.

The amounts and schedule of our actual expenditures will depend on multiple factors. Therefore, our management will retain broad discretion over the use of the proceeds from this offering. We may ultimately use the proceeds for different purposes than what we project. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, our management will determine the order of priority for using the proceeds, and, if necessary, as well as the amount and sources of other funds needed.

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

The Israeli Companies Law imposes further restrictions on our ability to declare and pay dividends.

Payment of dividends may be subject to Israeli withholding taxes. See “Taxation — Israeli Tax Considerations and Government Programs” for additional information.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2016:

•         on an actual basis; and

•         on an as adjusted basis to give effect to the sale of 1,206,273ADSs in this offering at an assumed public offering price of $8.29 per ADS, the last reported sale price of the ADSs on NASDAQ on September 16, 2016, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale of the ADSs had occurred on June 30, 2016.

You should read this table in conjunction with the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2016
	Actual		As Adjusted
(in thousands)	NIS	USD - Convenience Translation(1)	USD - Convenience Translation(1)
Cash and cash equivalents	22,278	5,793	14,618

Liability in respect of government grants	2,863	744	744
Total liabilities	8,082	2,102	2,102
Shareholders’ equity:
Share capital	4,367	1,135	1,292
Share premium	72,980	18,976	27,644
Treasury shares	(5,260)	(1,368)	(1,368)
Warrants	3,445	896	896
Capital reserve from transactions with controlling shareholders	1,866	485	485
Capital reserve for share-based payments	16,330	4,246	4,246
Accumulated loss	(49,276)	(12,812)	(12,812)
Total shareholders’ equity	44,452	11,558	20,383
Total capitalization	52,534	13,660	22,485

____________

(1)      Calculated using the exchange rate reported by the Bank of Israel for June 30, 2016 at the rate of one U.S. dollar per NIS 3.846.

SELECTED FINANCIAL DATA

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. The selected consolidated statement of profit or loss and other comprehensive income data for fiscal years 2015, 2014 and 2013, and the selected consolidated financial position data at December 31, 2015, 2014 and 2013, have been derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this prospectus. The selected financial statement data as of June 30, 2016 and for the six months ended June 30, 2016 and 2015 are derived from our unaudited interim results that are included elsewhere in this prospectus. In the opinion of management, these unaudited interim results include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for these periods. Results from interim periods are not necessarily indicative of results that may be expected for the entire year. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, and are qualified entirely by reference to such consolidated financial statements. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this prospectus for the period ended June 30, 2016 are translated using the rate of NIS 3.846 to $1.00, the exchange rate reported by the Bank of Israel on June 30, 2016 and U.S. dollar translations of NIS amounts presented in this prospectus for the period ended December 31, 2015 are translated using the rate of NIS 3.902 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2015.

(in thousands except per share data)	Year ended December 31				Six months ended June 30
	2013	2014	2015	2015	2015	2016	2016
	NIS			USD - Convenience Translation(1)	NIS		USD - Convenience Translation(1)
Consolidated Statements of Operations Data
Revenues	—	—	—	—	—	—	—
Research and development expenses, net	806	3,339	11,153	2,858	7,492	3,575	930
General and administrative expenses	134	1,426	11,229	2,878	2,613	9,034	2,349
Other income	40	62	6	1	—	—	—
Operating loss	900	4,703	22,376	5,735	10,105	12,609	3,279
Listing expenses	—	9,358	—	—	—	—	—
Finance expenses (income), net	34	117	(1,384)	(355)	51	533	138
Net Comprehensive loss	934	14,178	20,992	5,380	10,156	13,142	3,417
Net loss per Ordinary Share	0.25	1.11	0.78	0.2	0.45	0.35	0.09
Weighted average of number of Ordinary Shares used in the calculation of the basic and diluted loss per share (reflects a 10:1 reverse stock split effected in August 2014) – in thousands	3,684	12,754	26,819	26,819	22,349	37,256	37,256

(in thousands)	December 31			June 30
	2014	2015	2015	2015	2016
Consolidated Balance Sheet Data:	NIS		USD - Convenience Translation(1)	NIS
Cash and cash equivalents	806	33,811	8,665	2,623	22,278
Total assets	2,420	51,538	13,208	5,092	52,534
Total non-current liabilities	370	993	254	783	2,229
Accumulated loss	15,142	36,134	9,260	25,298	49,276
Total shareholders’ equity (deficit)	663	47,004	12,047	2,692	44,452

____________

(1)       Calculated using the exchange rate reported by the Bank of Israel for December 31, 2015 at the rate of one U.S. dollar per NIS 3.902 and for June 30, 2016 at the rate of one U.S. dollar per NIS 3.846.

The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. dollars
Year Ended December 31,	High	Low	Average	Period End
2015	4.053	3.761	3.884	3.902
2014	3.994	3.402	3.577	3.889
2013	3.791	3.471	3.609	3.471

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. dollars
Month	High	Low	Average	Period End
August 2016	3.829	3.754	3.795	3.786
July 2016	3.828	3.895	3.857	3.828
June 2016	3.872	3.761	3.824	3.769
May 2016	3.890	3.819	3.862	3.876
April 2016	4.014	3.861	3.983	3.861
March 2016	3.912	3.766	3.8676	3.766

DILUTION

If you invest in our ADSs, your interest will be diluted immediately to the extent of the difference between the public offering price per ADS you will pay in this offering and the pro forma net tangible book value per ADS after this offering.  At June 30, 2016, we had net tangible book value of $5,744,000, corresponding to a net tangible book value of $0.15 per Ordinary Share or $0.74 per ADS (using the ratio of five Ordinary Shares to one ADS). Net tangible book value per share or per ADS represents the amount of our total tangible assets less our total liabilities, divided by 38,837,456, the total number of Ordinary Shares outstanding at June 30, 2016, or 7,767,491, the total number of ADSs that would represent such total number of shares based on a share-to-ADS ratio of five-to-one.

After giving effect to the sale of the ADSs representing Ordinary Shares offered by us in this offering and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value estimated at June 30, 2016 would have been approximately $14,569,000, representing $0.32 per Ordinary Share or $1.62 per ADS. At the assumed public offering price for this offering of $8.29 per ADS, which is the last reported sale price of our ADSs on NASDAQ on September 16, 2016, this represents an immediate increase in historical net tangible book value of $0.18 per Ordinary Share or $0.88 per ADS to existing shareholders and an immediate dilution in net tangible book value of $1.33 per Ordinary Share or $6.67 per ADS to purchasers of ADSs in this offering.  Dilution for this purpose represents the difference between the price per ADS paid by these purchasers and pro forma net tangible book value per ADS immediately after the completion of this offering.

The following table illustrates this dilution of $6.67 per ADS to purchasers of ADSs in this offering:

Assumed public offering price per ADS	$8.29
Historical net tangible book value per ADS as of June 30, 2016	0.74
Increase in net tangible book value per ADS attributable to new investors	0.88
Pro forma net tangible book value per ADS after this offering	1.62
Dilution per ADS to new investors	6.67
Percentage of dilution in net tangible book value per ADS for new investors	80.4%

A $1.00 increase (decrease) in the assumed initial public offering price of $8.29 per ADS, which is the last reported sale price of our ADSs on NASDAQ on September 16, 2016, would increase (decrease) our pro forma net tangible book value per ADS after this offering by $0.12 and the dilution per ADS to new investors by $0.88, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering.

An increase of 100,000 ADSs in the number of ADSs offered by us, together with a concomitant $1.00 increase in the assumed public offering price of $8.29 per ADS, which is the last reported sale price of our ADSs on NASDAQ on September 16, 2016, would increase our pro forma net tangible book value after this offering by approximately $1.96 million and the pro forma net tangible book value per ADS after this offering by $0.2 per ADS and would increase the dilution per ADS to new investors by $0.8, after deducting estimated underwriting discounts and estimated offering expenses payable by us. Conversely, a decrease of  100,000 ADSs in the number of ADSs offered by us together with a concomitant $1.00 decrease in the assumed public offering price of $8.29 per ADS, which is the last reported sale price of our ADSs on NASDAQ on September 16, 2016, would decrease our pro forma net tangible book value after this offering by approximately $1.78 million and the pro forma net tangible book value per ADS after this offering by $0.18 per ADS and would decrease the dilution in net tangible book value per ADS to new investors by $0.82, after deducting estimated underwriting discounts and estimated offering expenses payable by us.  The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of the offering determined at pricing.

The following table summarizes, on a pro forma basis as of June 30, 2016, the differences between the number of Ordinary Shares acquired from us (treating each ADS as five Ordinary Shares), the total amount paid and the average price per Ordinary Share paid by the existing holders of our Ordinary Shares and by investors in this offering, treating each ADS as five Ordinary Shares), and based upon an assumed public offering price of $8.29 per ADS, the last reported sale price of our ADSs on NASDAQ on September 16, 2016.

	Shares		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Ordinary Share
Existing shareholders	20,910,673	77.6%	$15,534,000	63.8%	$0.74
New investors (treating each ADS as five Ordinary Shares)	6,031,365	22.4%	$8,825,000	36.2%	$1.46
Total	26,942,038	100.0%	$24,359,000	100%	$0.9

The number of Ordinary Shares purchased from us by existing shareholders is based on 38,837,456 Ordinary Shares outstanding as of September 1, 2016 and excludes:

•         6,773,794 Ordinary Shares issuable upon the exercise of warrants outstanding as of September 1, 2016, of which 6,354,114 were vested as of such date;

•         527,032 Ordinary Shares held by the Company as treasury shares; and

•         5,352,215 Ordinary Shares issuable upon the exercise of options to directors and employees under our equity incentive plan, outstanding as of September 1, 2016, of which 1,766,158 were vested as of such date.

If all of such options and warrants had been exercised as of September 1, 2016, the number of Ordinary Shares held by existing shareholders would increase to 46,957,728, or 88.6% of the total number of Ordinary Shares outstanding after this offering, the percentage of Ordinary Shares held by existing shareholders would increase to 88.6% of the total Ordinary Shares outstanding and the average price per Ordinary Share paid by the existing shareholders would be $0.12.

If the underwriters exercise their option to purchase additional ADSs in full in this offering, the number of Ordinary Shares held by new investors will increase to 6,936,070, or 15.2% of the total number of Ordinary Shares outstanding after this offering and the percentage of Ordinary Shares held by existing shareholders will decrease to 84.8% of the total Ordinary Shares outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this prospectus.

We report financial information under IFRS as issued by the IASB and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this prospectus are translated using the rate of NIS 3.846 to $1.00, the exchange rate reported by the Bank of Israel on June 30, 2016.

Overview

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue unless and until we commercialize our 3D printer and ink products. As of June 30, 2016, we had an accumulated deficit of NIS 49,276,000 (approximately $12,812,000). Our financing activities are described below under “Liquidity and Capital Resources.” We currently estimate that we have the necessary capital in order to complete the development of our 3D printer and to bring it to market. Based on our expectations as of December 31, 2015, our anticipated cash required in order to bring our 3D printer to market are approximately $8 million.

Operating Expenses

Our current operating expenses consist of two components — research and development expenses, and general and administrative expenses.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, subcontractor expenses, patent registration fees, rental fees, materials, and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Year ended December 31				Six months ended June 30
	2013	2014	2015	2015	2015	2016	2016
	NIS			USD - Convenience Translation	NIS		USD - Convenience Translation
Payroll	715	1,565	11,268	2,887	1,746	9,767	2,540
Subcontractors	—	1,290	7,696	1,973	4,935	899	234
Patent registration	—	117	238	61	14	36	9
Materials	37	292	2,299	589	887	2,635	685
Rental fees and maintenance	49	166	878	225	79	796	207
Other expenses	5	97	620	159	136	1,064	277
Development expenses recognized as Intangible Assets	—	—	(11,463)	(2,938)	—	(11,007)	(2,862)
Grants	—	(188)	(383)	(98)	(305)	(615)	(160)
Total Research and Development, net	806	3,339	11,153	2,858	7,492	3,575	930

Subcontractor expenses include expenses for development consultants and service providers, which are not employees, including expenses in an amount of NIS 2,880,000 (approximately $734,000) for the year ended December 31, 2015 related to an acquired license that was impaired. The services provided by these consultants and service providers include, but are not limited to, chemistry consulting, software and electronics subcontractors and consulting and chip processing consulting.

Our development expenses are presented net of government grants and net of development expenses that were capitalized as intangible assets. We expect that our research and development expenses will materially increase as we continue to develop our products.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees, director fees, office expenses, taxes and fees, and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31				Six months ended June 30
	2013	2014	2015	2015	2015	2016	2016
(in thousands)	NIS			USD - Convenience Translation	NIS		USD - Convenience Translation
Payroll	—	491	3,208	822	424	2,744	714
Professional services	93	525	4,525	1,160	1,730	3,710	965
Director pay	—	192	2,643	677	191	1,697	441
Office expense	13	37	315	81	93	431	112
Fees	4	70	108	28	88	70	18
Other expenses	24	111	430	110	87	382	99
Total General and administrative	134	1,426	11,229	2,878	2,613	9,034	2,349

Comparison of the six months ended June 30, 2016 to the six months ended June 30, 2015

Results of Operations

	Six months ended June 30,		Six months ended June 30,
	2015	2016	2015	2016
	(in thousands of NIS)		(in thousands of USD)
Research and development expenses, net	7,492	3,575	1,948	930
General and administrative expenses	2,613	9,034	679	2,349
Operating loss	10,105	12,609	2,627	3,279
Finance expense (income), net	51	533	13	138
Total comprehensive loss	10,156	13,142	2,640	3,417
Loss attributable to holders of Ordinary Shares

Research and Development Expenses, net

Our research and development expenses for the six months ended June 30, 2016 amounted to NIS 3,575,000 (approximately $930,000), representing a decrease of NIS 3,917,000 (approximately $1,018,000), or 52%, compared to NIS 7,492,000 (approximately $1,948,000) for the six months ended June 30, 2015. The decrease was primarily due to development expenses recognized as an intangible asset in an amount of NIS 11,007,000 (approximately $2,862,000) for the six months ended June 30, 2016. Without taking into account the capitalized amount, there was in increase in the research and development expenses for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 of NIS 7,090,000 (approximately $1,844,000). The increase was mainly attributed to an increase of NIS 8,021,000 (approximately $2,086,000) in salaries and related personnel expenses, reflecting an increase in the number of employees (as of June 30, 2016 we had 57 research and development employees, and as of June 30, 2015 we had 10 research and development employees), and an increase of NIS 1,748,000 (approximately $454,000) in materials expenses, due to accelerating our research and development activities.

Our research and development expenses for the six months ended June 30, 2016 are presented net of government grants in the amount of NIS 615,000 and net of development expenses recognized as intangible assets in the amount of NIS 11,007,000.

General and Administrative Expenses

Our general and administrative expenses totaled NIS 9,034,000 (approximately $2,349,000) for the six months ended June 30, 2016, an increase of NIS 6,421,000 (approximately $1,670,000), or 246%, compared to NIS 2,613,000 (approximately $679,000) for the six months ended June 30, 2015. The increase resulted primarily from an increase of payroll in an amount of NIS 2,320,000 (approximately $603,000), reflecting an increase in the number of employees (as of June 30, 2016 we had 11 general and administrative employees, and as of June 30, 2015 we had 3 general and administrative employees), an increase of NIS 1,980,000 (approximately $515,000) in professional services expenses for accounting, legal, bookkeeping, which increased in 2016 due to the process of listing our ADSs on the Nasdaq Capital Market, and an increase of NIS 1,506,000 (approximately $392,000) in directors pay expenses due to options granted to directors.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2016 was NIS 12,609,000 (approximately $3,279,000), as compared to an operating loss of NIS 10,105,000 (approximately $2,627,000) for the six months ended June 30, 2015, an increase of NIS 2,504,000 (approximately $652,000), or 25%.

Finance Expense and Income

Finance expense and income mainly consist of bank fees and other transactional costs, changes in the fair value of certain price adjustment mechanisms that were provided to investors who participated in certain fund raising rounds, and exchange rate differences.

We recognized net financial expense of NIS 533,000 (approximately $138,000) for the six months ended June 30, 2016, compared to net financial expense of NIS 51,000 (approximately $13,000) for the six months ended June 30, 2015. The increase is primarily due to an increase of NIS 344,000 (approximately $89,000) in financing expenses that resulted from revaluation of government grants.

Total Comprehensive Loss

As a result of the foregoing, our loss for the six months ended June 30, 2016 was NIS 13,142,000 (approximately $3,417,000), as compared to NIS 10,156,000 (approximately $2,640,000) for the six months ended June 30, 2015, an increase of NIS 2,986,000 (approximately $777,000), or 29%.

Comparison of the year ended December 31, 2015 to the year ended December 31, 2014 to the year ended December 31, 2013

Results of Operations

	December 31,			December 31,
	2013	2014	2015	2014	2015
	(in thousands of NIS)			(in thousands of USD)
Research and development expenses, net	806	3,339	11,153	858	2,858
General and administrative expenses	134	1,426	11,229	367	2,878
Other income	40	62	6	16	1
Operating loss	900	4,703	22,376	1,209	5,735
Listing expenses	—	9,358	—	2,406	—
Finance expense (income), net	34	117	(1,384)	30	(355)
Total comprehensive loss	934	14,178	20,992	3,645	5,380
Loss attributable to holders of Ordinary Shares	934	14,178	20,992	3,645	5,380

Research and Development Expenses, net

Our research and development expenses for the year ended December 31, 2015 amounted to NIS 11,153,000 (approximately $2,858,000), representing an increase of NIS 7,814,000 (approximately $2,000,000), or 234%, compared to NIS 3,339,000 (approximately $858,000) for the year ended December 31, 2014. The increase was primarily attributable to an increase of NIS 9,703,000 (approximately $2,486,000) in salaries and related personnel expenses, reflecting an increase in the number of employees (as of the year ended 2014 we had five research and development employees, and as of the year ended 2015 we had 34 research and development employees), and an increase of NIS 6,406,000 (approximately $1,641,000) in subcontractor expenses, due to accelerating our research and development activities.

Our research and development expenses for the year ended December 31, 2015 are presented net of government grants in the amount of NIS 383,000 and net of development expenses recognized as intangible assets in the amount of NIS 11,463,000.

Our research and development expenses for the year ended December 31, 2014 amounted to NIS 3,339,000 (approximately $858,000), representing an increase of NIS 2,533,000 (approximately $651,000), or 314%, compared to NIS 806,000 (approximately $207,000) for the year ended December 31, 2013. The increase was primarily attributable to an increase of NIS 850,000 (approximately $218,000) in salaries and related personnel expenses, reflecting an increase in the number of employees (as of the year ended 2013 we had two research and development employees, and as of the year ended 2014 we had five research and development employees), and an increase of NIS 1,290,000 (approximately $332,000) in subcontractor expenses, due to accelerating our research and development activities.

Our research and development expenses for the year ended December 31, 2014 are presented net of government grants in the amount of NIS 188,000.

General and Administrative Expenses

Our general and administrative expenses totaled NIS 11,229,000 (approximately $2,878,000) for the year ended December 31, 2015, an increase of NIS 9,803,000 (approximately $2,512,000), or 687%, compared to NIS 1,426,000 (approximately $367,000) for the year ended December 31, 2014. The increase resulted primarily from an increase of payroll in an amount of NIS 2,717,000 (approximately $696,000), reflecting an increase in the number of employees (as of the year ended 2014 we had two general and administrative employees, and as of the year ended 2015 we had six general and administrative employees), and an increase of NIS 4,000,000 (approximately $1,025,000) in professional services expenses for accounting, legal, bookkeeping, transfer agents and facilities, which increased in 2015 due to the process of listing our ADSs on the OTCQX and the Nasdaq Capital Market.

Our general and administrative expenses totaled NIS 1,426,000 (approximately $367,000) for the year ended December 31, 2014, an increase of NIS 1,292,000 (approximately $333,000), or 979%, compared to NIS 134,000 (approximately $34,000) for the year ended December 31, 2013. The increase resulted primarily from an increase of payroll in an amount of NIS 491,000 (approximately $126,000), reflecting an increase of payroll to our employees (as of the year ended 2013 we had no general and administrative employees, and as of the year ended 2014 we had two general and administrative employees), and an increase of NIS 432,000 (approximately $111,000) in professional services expenses for accounting, legal, bookkeeping, transfer agents and facilities, which increased after our August 2014 initial public offering on the Tel Aviv Stock Exchange.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2015 was NIS 22,376,000 (approximately $5,735,000), as compared to an operating loss of NIS 4,703,000 (approximately $1,209,000) for the year ended December 31, 2014, an increase of NIS 17,673,000 (approximately $4,526,000), or 376%.

As a result of the foregoing, our operating loss for the year ended December 31, 2014 was NIS 4,703,000 (approximately $1,209,000), as compared to an operating loss of NIS 900,000 (approximately $231,000) for the year ended December 31, 2013, an increase of NIS 3,803,000 (approximately $979,000), or 424%.

Finance Expense and Income

Finance expense and income mainly consist of bank fees and other transactional costs, changes in the fair value of certain price adjustment mechanisms that were provided to investors who participated in certain fund raising rounds, and exchange rate differences.

We recognized net financial income of NIS 1,384,000 (approximately $355,000) for the year ended December 31, 2015, compared to net financial expense of NIS 117,000 (approximately $30,000) for the year ended December 31, 2014. The increase is primarily due to income of approximately NIS 1,434,000 (approximately $368,000) for the year ended December 31, 2015 in respect to changes in the fair value of certain price adjustment mechanisms that were provided to investors who participated in certain fund raising rounds.

We recognized net financial expense of NIS 117,000 (approximately $30,000) for the year ended December 31, 2014, compared to net financial expense of NIS 34,000 (approximately $9,000) for the year ended December 31, 2013. The increase is primarily due to increased bank fees due to larger volume and an increase in the number of transactions.

Total Comprehensive Loss

As a result of the foregoing, our loss for the year ended December 31, 2015 was NIS 20,992,000 (approximately $5,380,000), as compared to NIS 14,178,000 (approximately $3,645,000) for the year ended December 31, 2014, an increase of NIS 6,814,000 (approximately $1,735,000), or 46%.

As a result of the foregoing, our loss for the year ended December 31, 2014 was NIS 14,178,000 (approximately $3,645,000), as compared to NIS 934,000 (approximately $240,000) for the year ended December 31, 2013, an increase of NIS 13,244,000 (approximately $3,406,000), or 1,419%.

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2015, included elsewhere in this prospectus. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with IFRS as issued by the IASB. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

Contingent Liabilities

The evaluations of provisions and contingent liabilities are based on our best professional judgment, taking into consideration the stage of the proceedings, as well as cumulative legal experience in the various topics. Whereas the results of the lawsuits shall be determined by the courts, these results may differ from these evaluations.

Intangible Assets

In August 2015, we started recognizing intangible assets arising from internal development. The capitalization is the outcome of meeting all the criteria in IAS 38 Intangible Assets, which are (i) development costs can be measured reliably, (ii) the product or process is technically and commercially feasible, (iii) future economic benefits are probable, and (iv) we have the intention and sufficient resources to complete development and to use or sell the asset. Development expenses in the period until August 1, 2015 were expensed as incurred.

Share-Based Compensation

Employees and other service providers of the Company may receive benefits by way of share-based compensation settled with company options and warrants exercised for Ordinary Shares. The cost of transactions with employees settled with capital instruments is measured based on the fair value of the capital instruments on the granting date. The fair value is determined using an accepted options pricing model. The model is based on share price, grant date and on assumptions regarding expected volatility, expected lifespan, expected dividend, and a no risk interest rate.

The cost of the transactions settled with capital instruments is recognized in profit or loss together with a corresponding increase in the equity over the period in which the performance and/or service takes place, and ending on the date on which the relevant employees are entitled to the benefits, or the Vesting Period. The aggregate expense recognized for transactions settled with capital instruments at the end of each reporting date and until the Vesting Period reflects the degree to which the Vesting Period has expired and our best estimate regarding the number of warrants that have ultimately vested. The expense or income in profit or loss reflects the change of the aggregate expense recognized as of the end of the reported period.

We selected the Black-Scholes-Merton, or Black-Scholes, or the binomial model as our option pricing model to estimate the fair value of our options awards. The option-pricing model requires a number of assumptions:

Expected dividend yield — The expected dividend yield assumption is based on our historical experience and expectation of no future dividend payouts. We have historically not paid cash dividends and have no foreseeable plans to pay cash dividends in the future.

Volatility — Since the Company’s shares started trading on a stock exchange market only in August 2014 (before that date the Company was under a different name and was involved in a different activity), quoted prices data of our Ordinary Shares is limited. In case of insufficient historical data for a company, the expected volatility is based on similar companies’ stock volatility.

Risk free interest rate — The risk free interest rate is based on the yield of governmental bonds with equivalent terms.

Contractual term — An option’s contractual term is the amount of time the holder has to exercise the option, per the contract.

Share price — The share price is determined according to the last known closing price of our Ordinary Shares at the grant date.

Liquidity and Capital Resources

Overview

From August 2014 through December 31, 2015, we have funded our operations principally with NIS 60,250,000 (approximately $15,445,000) from the issuance of Ordinary Shares and warrants. As of December 31 2015, we had NIS 33,811,000 (approximately $8,665,000) in cash and cash equivalents.

The table below presents our cash flows:

	Year ended December 31,
	2013	2014	2015	2015
	(in thousands of NIS)			(in thousands of USD)
Operating activities	(116)	(3,468)	(12,989)	(3,330)

Investing activities	6	(1,131)	(10,078)	(2,582)

Financing activities	65	5,400	56,364	14,445

Net increase in cash and cash equivalents	(45)	801	33,297	8,533

Operating Activities

Net cash used in operating activities of NIS 12,989,000 (approximately $3,330,000) during the year ended December 31, 2015 was primarily used for payment of NIS 7,152,000 (approximately $1,833,000) in salaries and related personnel expenses. The remaining amount was for other expenses.

Net cash used in operating activities of NIS 3,468,000 (approximately $891,000) during the year ended December 31, 2014 was primarily used for payment of NIS 2,056,000 (approximately $528,000) in salaries and related personnel expenses, and NIS 1,290,000 (approximately $332,000) for subcontractors expenses. The remaining amount was for other expenses.

Net cash used in operating activities of NIS 116,000 (approximately $30,000) during the year ended December 31, 2013 primarily consisted of loss of NIS 934,000 (approximately $240,000), mainly due to salaries and related personnel expenses.

Investing Activities

Net cash used in investing activities of NIS 10,078,000 (approximately $2,582,000) during 2015 primarily reflects development expenditure capitalized as intangible assets and investments of our cash in fixed assets.

Net cash used in investing activities of NIS 1,131,000 (approximately $291,000) during 2014 primarily reflects investments of our cash in fixed assets.

Net cash from investing activities during 2013 primarily reflects an increase in property and equipment and a decrease in pledged deposits for a rental agreement that expired in May 2013.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2015 consisted of NIS 56,364,000 (approximately $14,445,000) of net proceeds, mainly from the issuance of ordinary shares and warrants.

Net cash provided by financing activities in the year ended December 31, 2014 consisted of NIS 5,400,000 (approximately $1,388,000) of net proceeds, mainly from issuance of Ordinary Shares and warrants.

Net cash provided by financing activities in the year ended December 31, 2013 consisted of NIS 65,000 (approximately $17,000) of net proceeds from controlling shareholder loans which were repaid in May 2015.

In August 2014, we issued an aggregate of 5,935,875 Ordinary Shares pursuant to a private placement at a price per share of approximately $0.24, and an aggregate of 6,931,303 Ordinary Shares pursuant to a merger agreement. The net proceeds received from this issuance were approximately NIS 4,732,000 (approximately $1,216,000).

In January 2015, we issued an aggregate of 1,508,572 Ordinary Shares pursuant to a private placement, at a price of NIS 1.40 (approximately $0.3539) per share. In addition, we issued warrants to purchase up to 1,508,572 Ordinary Shares, 50% of which have an exercise price of NIS 1.75 (approximately $0.4424) per share, and 50% of which have an exercise price of NIS 2.25 (approximately $0.5688) per share. These warrants will expire as follows: (i) warrants to purchase 754,286 Ordinary Shares will expire 18 months from the date of issuance, and (ii) warrants to purchase 754,286 Ordinary Shares will expire 36 months from the date of issuance.

As an extension to this private placement, in April 2015, we issued an aggregate of 285,715 Ordinary Shares to Eli Yoresh, one of the our directors, and Itschak Shrem, our Chairman, at a price per share of NIS 1.40 (approximately $0.3539). In addition, we issued warrants to purchase up to 285,715 Ordinary Shares, 50% of which at an exercise price of NIS 1.75 (approximately $0.4424) per share, and 50% of which at an exercise price of NIS 2.25 (approximately $0.5688) per share. These warrants will expire as follows: (i) warrants to purchase 142,858 of our Ordinary Shares will expire 18 months from the date of issuance, and (ii) warrants to purchase 142,857 of our Ordinary Shares will expire 36 months from the date of issuance.

In March 2015, we issued an aggregate of 3,956,545 Ordinary Shares pursuant to a private placement, at a price of NIS 1.65 (approximately $0.4075) per share.

In July 2015, we issued an aggregate of 7,671,089 Ordinary Shares pursuant to a private placement, at a price of NIS 5.50 (approximately $1.4451) per share. In addition, we issued warrants to purchase up to 3,835,546 Ordinary Shares with an exercise price of NIS 9.00 (approximately $2.3647) per share. These warrants will expire 24 months from the date of issuance.

In December 2015, we issued, as an extension to the issuance in July 2015, an aggregate of 1,552,877 Ordinary Shares pursuant to a private placement, at a price of NIS 5.50 (approximately $1.4451) per share. In addition, we issued warrants to purchase up to 776,440 Ordinary Shares with an exercise price of NIS 9.00 (approximately $2.3647) per share. These warrants will expire 24 months from the date of issuance.

Current Outlook

We have financed our operations to date primarily through proceeds from issuance of our Ordinary Shares. We have incurred losses and generated negative cash flows from operations since 2012. We have never generated any revenue from the sale of products and we do not expect to generate revenues from sale of our products until at least the second half of 2016.

We expect that our existing cash and cash equivalents will be sufficient to fund our current operations until at least the end of 2016; however, we expect that we will require substantial additional capital to support the mass production of our products.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

•         the progress and costs of our research and development activities;

•         the costs of manufacturing our 3D printer and ink products;

•         the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•         the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

•         the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2015:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)
Facility	$339	$203	$136	—	—
Motor vehicles	31	31	—	—	—
Supplies and service providers	625	625	—	—	—
Liability in respect of government grants (*)	279	—	279	—	—

____________

(*)      The contractual obligation in respect of government grants presented above is based on our estimation regarding expected revenues, thus there is no certainty that the liability will be settled in 1-3 years as stated above.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of NIS/U.S. dollar exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. Dollar/NIS exchange rate would increase/decrease our loss for 2015 by 1.4% and 2.8%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

BUSINESS

We are a development-stage company engaged in the development of a three-dimensional, or 3D, printer that prints electronic circuit boards, also known as printed circuit boards, or PCBs, and ink materials and products based on nano-technology. Our Dragonfly 3D printer currently in development uses our proprietary ink and integrated software to quickly create fully functioning PCB prototypes. Our Dragonfly 3D printer builds PCBs by depositing multiple layers of “ink” material, one on top of another. We enhance the ability of electrical engineers, designers and manufacturers to conceptualize, test and develop PCBs in a shortened development cycle bypassing common prototyping bottlenecks.

A PCB is the central component, or infrastructure, of any electronic product, and therefore is an essential component for the entire electronics industry. On top of a PCB, various electronic components, such as resistors, suppliers and transformers are installed, all of which are prepared and organized based on a predetermined plan, intended to ensure the operation of a given system. Traditionally, PCBs are developed through a back-and-forth process that involves design trial and error and third-party manufacturer outsourcing. We believe that the traditional process for developing complex and advanced electronics is outdated and in need of a modern technological solution.

Until now, 3D printing technology has been unable to offer a solution for the professional PCB prototype market, mainly because of the complexity of printing multiple layers of electrically conductive and dielectric materials with high resolution that is suitable for the professional electronics industry. However, at Nano Dimension, we have advanced 3D printing and inkjet technology with our groundbreaking nano-technology, with the goal of bringing the science of PCB production up to speed with the high-tech electronic industry.

Our Dragonfly 3D printer in development uses liquid nano-conductive and dielectric inks that are designed specifically to print sophisticated PCBs. We believe that our Dragonfly 3D printer will obviate the reliance on third-party manufacturers during the development stages of PCBs, and allow a wide range of companies engaged in product development the luxury of an office-friendly, in-house 3D PCB printer. Our Dragonfly 3D printer is being designed to allow users to easily customize their own PCBs (including multi-layer PCBs) based on a user-specific design plan.

In April 2015, we presented an alpha-version of our 3D printer to a limited number of potential customers and key industry leaders in order to showcase our 3D printer and to receive preliminary feedback. In July 2015, we began collaborations with several Fortune 100 and key Israeli companies, including Israel Aerospace Industries, for testing of the beta version of our 3D Printer. We began presale efforts in the first quarter of 2016, and anticipate that initial sales of our Dragonfly 3D printer and nano conductive and dielectric ink products will occur in the second half of 2016. Prior to commercialization, we intend to perform quality assurance tests and further beta tests in collaboration with additional beta partners. We intend to have as beta partners several potential clients, which will use the printer and provide feedback to us. We plan to convert beta partners into paying customers, and through 2017 to scale up the sales in accordance with the product maturity. In August and September 2016, we announced that we had delivered our printers to two beta partners for evaluation and demonstration purposes.

Industry Overview

3D Printing

3D printing in general is a process of making a three-dimensional solid object from a digital model. 3D printing is achieved using an additive process, where successive layers of material are laid down in different shapes.

3D printing is also considered distinct from traditional machining techniques, which mostly rely on the removal of material by methods such as cutting or drilling (subtractive processes). Our Dragonfly 3D printer uses at least two types of ink (i.e., conductive and dielectric) in order to lay down successive layers that literally build a ready-to-use PCB. The printer receives digital files as input and converts them into print jobs in order to build the multi-layer PCB. No cutting or drilling is required in the process of 3D printing of a multi-layer PCB with our Dragonfly 3D Printer.

Printed Circuit Boards (PCB)

A conventional PCB is a board containing a pattern of conducting material, such as copper, which becomes an electrical circuit when electrical components are attached to it. It is the basic platform used to interconnect electronic components and can be found in most electronic products, including computers and computer peripherals, communications equipment, cellular phones, high-end consumer electronics, automotive and aeronautical components and medical and industrial equipment. Conventional PCBs are more product-specific than other electronic components because generally they are unique for a specific electronic device or appliance. Conventional PCBs can be classified as single-sided, double-sided and multi-layer boards.

A multi-layer electronic circuit contains two or more different conductive layers, while an older single-layer circuit contains only one layer of conductors. In the past, in inexpensive circuits, there were single or dual layer circuits. Advanced circuits, which are required for modern products (such as mobile phones, computer cards and more), contain advanced multi-layer circuits with a much larger number of layers. Modern electronics have become more complex and often contain thousands of connections between various components of the same electronic circuit. In order to enable this complexity in a limited area and to prevent electronic short circuits, the connections are divided into a number of layers that are connected within the same multi-layer electronic circuit. Our Dragonfly 3D printer is designed to efficiently print prototype PCBs that conform to the requirements of modern and complex electronics.

The main issue with the traditional process of PCB prototype development is the outsource manufacturing delay. Modern and advanced PCBs are complex and are often comprised of more than ten layers. As a general rule, the time for manufacturing depends on the complexity and number of layers that a PCB contains. Consequently the time it takes to receive an advanced PCB prototype from a third party manufacturer may reach several weeks. While the life cycle of modern products is shortening, the need for rapid prototyping increases. Our Dragonfly 3D printer offers a solution to the pain of a slow time-to-market turnaround of advanced PCB prototypes, and enables the developers of PCBs the freedom to innovate and painlessly employ an efficient process of trial-and-error on a day to day basis.

Another issue with the traditional process of PCB prototyping is confidentiality. The usage of outsource services in order to produce a PCB prototype forces the developer to share PCB design files of a future product months before the product is expected to reach the market. Our Dragonfly 3D printer is intended to be an in-house solution to this issue.

Market Opportunity

As the pioneer in 3D PCB printing, we are not able to rely on specific market references, and therefore we estimate market potential by looking at more general market references such as PCB sales and software licenses for PCB design. For example, the number of software licenses for PCB design may be indicative of the number of electrical engineers that engage in PCB design and creation. We believe that many of these users could benefit from the use of an in-house 3D PCB printer. Furthermore, we perceive that the electronic design automation, or EDA, PCB software industry is strong. According to IHS Electronics360, PCB and multi-chip-module revenue increased 20.3% in the second quarter of 2014 compared to the second quarter of 2013, primarily as a result of an increase in sales of $178.4 million.

We believe that users of EDA are ultimately focused on production, rather than on-screen design, and the expectation is that users of such tools all require a prototyping solution. We further believe that 3D printing offers them the fastest, most convenient way to do this.

According to Research and Markets, the global PCB manufacturing market is expected to increase its market size from around $62.3 billion in 2013 to around $74.3 billion in 2018, growing at a compound annual growth rate, or CAGR, of 3.6%. The market volume is also expected to increase to 32 billion units and 3.92 million tons by 2018, growing at a rate of 3.8% and 5%, respectively.

According to our estimates, and based on several reports dated from 2004 to 2014, there are approximately one million existing users of software that design and plan electronic circuits, and this is a reference basis for the potential quantity of users with a need for a 3D printer to print prototypes of advanced electronic circuits. While several of these reports are from many years ago, our own perception is that the PCB design and manufacturing industries are growing at rates that have surpassed prediction.

The chart below gives an indication of the size of the PCB specific software market, and illustrates that it is both large and growing.

Strategy

Our strategic objective is to develop and commercialize technologies to enable 3D printing of electronics, including a 3D printer for multi-layer PCBs and related ink products. By creating our own installed-base of printers that require our own dedicated inks — we wish to establish a “razor/razor-blade” business model in which our customers buy the printer first and then continue to purchase the dedicated inks over time.

We plan to market our products and services worldwide, primarily to companies that develop products with electronic components, including companies in the communications, computer, consumer electronics, semiconductor, defense, aerospace, medical and transportation industries.

We intend to further advance our breakthrough technologies and commercialization efforts. To achieve these objectives, we plan to:

•         Complete the development of our 3D printer. Based on the successful testing of our alpha-version 3D printer and feedback from select customers, we believe that we will be able to complete the development of our beta-version Dragonfly 3D printer in the second half of 2016, along with production readiness for delivery to beta customers. Currently, the beta-version 3D printer is being re-designed and evaluated for aspects related to quality control, reliability and repeatability.

•         Exploit our Dragonfly 3D printer as the ultimate solution for PCB prototype development. We believe that our 3D printer in development has significant and potentially disruptive market potential.

•         Capitalize on our nano-conductive technology products. We plan to exploit our conductive nano-silver ink as a supplemental product to our 3D printers and as a stand-alone product for other purposes such as touch-screens, radiofrequency identification, or RFID, photovoltaics, or PV and other applications that may require silver ink with suitable qualities for advanced printing.

•         Market and explore other uses for our nano-epoxy ink. We plan to exploit our nano-epoxy dielectric ink as a supplemental product to our 3D printers (as a dielectric material). We are also exploring the potential of our nano-epoxy dielectric ink as a unique stand-alone product that provides mechanical strength, adhesiveness and high thermal resistance with a wide range of applicability.

•         Advance our commercialization efforts and infrastructure. Upon the conclusion of the development of our products and the transition to the production process, we intend to turn to the potential customers, directly and/or through third-party distributors, and offer our products as a solution which provides for efficient production of prototype PCBs.

Products

Nano Dimension’s products currently consist of two main product lines — our Dragonfly 3D printer and proprietary ink products.

Dragonfly 3D PCB Printer

Our Dragonfly 3D printer in development is the first 3D printer that we are aware of that is customized specifically to print multi-layered PCBs for advanced electronics. The Dragonfly is designed to allow users the ability to print ready-to-use, professional, multi-layered PCB prototypes in-house, within hours. Our 3D printer is designed to print electronic conductors and dielectric (non-conductive) layers based on a user’s specific design plan.

Our Dragonfly 3D printer includes our dedicated and proprietary print-job editing software, which enables smooth and seamless usage for our customers. Our software is not intended to be a replacement for PCB design software, but rather conveniently allows our customers to continue to design their PCBs with their preferred PCB design software. After the user has concluded the PCB design, the files are simply sent to the 3D printer in Gerber (.gbr) format with a user-friendly interface, similar to the usage of commonplace inkjet and laser printers. Our proprietary software employs traditional methods of 3D printing by virtually converting print jobs (the PCB) into a large number of thin slices, which are then printed one on top of the other.

In July 2016, we completed the development of the initial version of our software package, which will be integrated in our DragonFly 2020 3D printer. The software package, called ‘Switch’, enables preparation of production files of printed electronic circuits using the DragonFly 2020 3D printer. The software supports customary formats in the electronics industry such as Gerber files, as well as VIA and DRILL files. The ‘Switch’ software presents a unique interface that displays Gerber files and an accurate and detailed description of the PCB’s structure, which facilitates a highly precise conversion to a 3D file format.

Additionally, and depending on the sales channel employed, we will offer different levels of product warranty and after-sales service. We anticipate that channel partners, such as established distributors will typically be key to providing support and warranty services to the wider market. In instances where deeper and more strategic relationships are at stake, we intend to provide dedicated account management, both in terms of support and servicing, which may be fee or subscription-based. We plan to support and train a select number of experienced channel partners with the capabilities to ensure that end customers are satisfied with our products and any after-sales service and support that we may offer in the future.

We have completed alpha and beta versions of our 3D printer. In April 2015, we presented an alpha-version of our 3D printer to a limited number of potential customers and key industry leaders in order to showcase our 3D printer and to receive preliminary feedback. We perceived the feedback as positive and quickly moved on to develop a beta version for more vigorous testing.

In July 2015, we began collaborations with several Fortune 100 and key Israeli companies, including Israel Aerospace Industries for testing of the beta version of our 3D Printer. Collaborations currently entail customers providing us with their PCB design files, and then we quickly provide the PCBs to the customer for testing. The feedback received from the customers is used to refine and improve the printer. During the second half of 2016, we started to upscale collaboration efforts, and in the third quarter of 2016 we provided certain customers with beta printers for testing at their premises.

Our Dragonfly 3D printer in development has multiple advantages, including:

•         Production of in-house prototypes. Our Dragonfly 3D printer will offer its users an efficient, quick, available, accessible and immediate solution for prototype production of PCBs. Currently, electronics companies and others engaged in the development of products based on PCBs are forced to rely on service suppliers that manufacture PCBs through a complex and inefficient process.

Turn-around of multi-layered advanced PCBs can often take weeks and involves significant costs. Also, for electronics in development, several cycles of prototyping are often necessary until the specs of the final PCB are created. This means that a developer of a new electronic product may have to repeat the process of going through a service supplier several times during lab testing — which may increase cost and slow the momentum of product development.

Our Dragonfly 3D printer obviates the reliance on external service suppliers and will provide electronics companies and others the luxury of an office-friendly 3D printer in their in-house research laboratory with the ability to print prototypes of PCBs as required for electronic device development — all during a relatively short period of time.

•         Information security and professional secrecy. Contracting with external service suppliers (outsourcing) in order to create prototypes of PCBs during early stages of the development process of novel electronic devices may unnecessarily compromise the security of sensitive and confidential information. Currently, however, there is hardly a practical solution. Our Dragonfly 3D printer will be the ideal answer.

•         Industry first. We believe that we are a pioneer in our industry. We are not aware of any other company in the global electronics market that currently offers a 3D inkjet printer that prints professional multi-layered PCBs.

Supplementary Products

Conductive Ink

We have developed a uniquely formulated nano-conductive ink for use in our 3D printers. Using advanced nanotechnology, we have developed a liquid ink that contains nanoparticles of conductive materials such as silver and copper. Nanoparticles are particles between 1 and 100 nanometers in size. By employing this technology, we were able to create a liquid ink that maintains its transport properties and electric conductivity. The liquid properties of our nano-conductive ink allow us to take advantage of inkjet printing technology for fast and efficient 3D printing of PCBs.

Our wet-chemistry approach to making silver nano-particles starts with a raw material compound containing silver which may be acquired from a number of chemical suppliers. The patented process, licensed from the Hebrew University, is highly efficient and very clean. We can reliably extract 10 to 100 nano-meter sized particles of pure silver. We are able to control the size, shape and dispersion of the silver nano-particles in accordance with specific printing requirements. We can also formulate inks for a variety of substrates and printing profiles.

In addition, in July 2016, we filed a patent application with the USPTO for the development of a new nanometric conductive ink, which is based on a unique synthesis. The new nanoparticle synthesis further minimizes the size of the silver nanoparticles particles in our ink products. The new process achieves silver nanoparticles as small as 4 nanometers. We believe that accurate control of nanoparticles’ size and surface properties will allow for improved performance of our DragonFly 2020 3D printer. The innovative ink enables lower melting temperatures and more complete sintering (fusing of particles into solid conductive trace), leading to an even higher level of conductivity. The innovative ink has the potential to accelerate printing speeds and save ink for the 3D printing of electronics.

Dielectric Ink

Our proprietary dielectric ink is a unique ink that contains dielectric and dielectric materials that are not electrically conductive. The use of non-conductive ink is crucial in the production of multi-layer circuit boards, as the conducting layers that are placed on top of each other must be separated by dielectric layers. Our internally developed, proprietary dielectric ink is a unique one-part-epoxy material. The dielectric ink can withstand high temperature (e.g., five hundred degrees Fahrenheit and more) without distorting its shape, which is a necessary requirement for professional PCBs.

Both our nano-conductive and dielectric ink products have completed development stages and we have begun to manufacture these products in-house. We plan to commercialize these ink products as a supplementary product to our 3D printers and as separate and independent products. Based on our proprietary technology, our ink products may be adjusted specifically for additional uses.

We estimate that we will be able to begin to commercially produce printers in the second half of 2016 and supplementary products in the second half of 2016. To date, we have received pre-sales orders for a number of printers and have begun other pre-sale activities as of the first quarter of 2016. Since January 2016, we have had more than 2,500 entities join our waitlist for information about our DragonFly 3D printer; however, we cannot assure you that any of these pre-sale orders or inquiries will result in actual sales of our products. Our production preparation and readiness will be made in accordance with the build-up of our sales pipeline with the purpose of supporting the sales and delivery in the second half of 2016.

Intellectual Property

We seek patent protection as well as other effective intellectual property rights for our products and technologies in the United States and internationally. Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business. We have also in-licensed two patents and their foreign counterparts and one patent application from an academic institution.

As more fully detailed below, we have a growing portfolio of thirteen provisional patent applications with the USPTO, and the WIPO filed under the PCT, and two for which we have issued US Patents. A provisional patent application is a preliminary application that establishes a priority date for the patenting process for the invention concerned and provide certain provisional patent rights.

In October 2014, we submitted a provisional patent application for our dielectric ink. The application is directed to compositions, methods and articles of manufacture containing and fabricated using those compositions and methods.

In November 2014, we submitted a provisional patent application covering our unique method for printing multi-layer and two-sided PCBs, which includes printing interlayer connections, also known as vias. The application covers methods of manufacture and PCBs produced using these methods.

In February 2015, we submitted a non-provisional patent application for a unique ink recycling and cooling system for three-dimensional print-heads. The application is directed to devices and systems and their use in the 3D printing process of PCBs. In October 2015, the USPTO issued a notice of allowance for the application.

In March 2015, we submitted a non-provisional patent application directed to an innovative system for aligning inkjet print-heads, which improves drop placement accuracy (“drop-on-drop”). This capability is key in various print head module, or PMD, applications such as PCBs. In August 2015, the USPTO issued a notice of allowance for the application, opening the pathway to accelerated examination in several of our main markets with a favorable presumption for allowance.

In May 2015, we submitted two provisional patent applications; the first covering our unique methods, programs and libraries for the efficient printing of insulating portions and embedded conductive leads of PCBs using inkjet printing based on converted computer-aided design and drafting and computer-aided manufacturing data packages, resulting in substantial savings in materials and time; and the second covering devices, systems and methods for removing purged ink from an inkjet print head without contacting the aperture plate with liquid or other mechanical means.

In July 2015, we submitted a provisional patent application covering methods for the patterning of transparent films with trace patterns that are sufficiently thin as to achieve high transparency and low haze at minimal pitch and high trace density, and articles of manufacture fabricated using these methods.

In November 2015, we submitted a provisional patent application for a proprietary copper ink that is used in the printing of electronic conductors. The copper nanoparticle-based ink provides improved oxidation resistance, resulting in an innovative breakthrough that offers the ability to print copper with industrial 3D digital printers.

In December 2015, we submitted a provisional patent application for printing of 3D models, which includes electronic conductors. The sintering process of a printed metal conductor, which is the process of compacting and forming a solid mass of material by heat, energy and/or pressure without melting it to the point of liquefaction, within a 3D printed polymer allows for complex connectors to be 3D printed and also makes it possible to 3D print molded connectors directly onto electronic circuits.

In March 2016, we submitted a provisional patent application for 3D printing of electrically shielded conductive traces. The patent presents an innovative solution for the phenomenon of electric power loss in PCBs that are primarily used in the communication industry. By selectively depositing our conductive ink, one can build a shield along the entire length of the conductor at a minimal distance. This prevents leakage and loss and is similar to the current practice of using shielded cables with the PCB externally. 3D printing allows the shielded cables to be embedded.

In April 2016, we submitted a provisional patent application for the simultaneous curing and sintering of two types of ink (conductive metal ink and insulator ink) to be used for 3D printing of electronic circuits. The technology behind this patent application has the potential to reduce the number of critical systems in a printer and thus allows for a significant reduction in the production costs of the printer, increased printing speed, system miniaturization and increased overall system reliability.

In June 2016, we submitted a provisional patent application with the USPTO for the 3D printing of stem cells. The patent covers a number of aspects relating to 3D printing of human tissues and organs by using stem cells and inkjet technology. The patent application concerns converting MRI and CT scans and resulting images in order to create a 3D structure of organs, to be printed in a 3D printer adapted to biological materials. Moreover, the patent application discloses the biological structure of the tissue or organ, enabled by the use of a 3D bioprinter and bioink materials. The application also discloses the use of a proprietary software with an algorithm that analyzes the 3D structure of the tissue or organ. This analysis converts the 3D structure into two dimensional slices, a process required for 3D printing of the final structure.

In July 2016, we submitted a provisional patent application for the development of a new nanometric conductive ink, which is based on a unique synthesis. The new nanoparticle synthesis further minimizes the size of the silver nanoparticles particles in the company’s ink products. The new process achieves silver nanoparticles as small as 4 nanometers.

In addition to patent applications, In September 2014, we entered into an exclusive license agreement with the Yissum Research Development Company of the Hebrew University of Jerusalem, Ltd., or Yissum, for three patents and patent applications that cover the unique method of manufacturing our consumable nano-conductive ink for the 3D printing of electronic circuits. The agreement was amended and restated in April 2015. Pursuant to the license agreement, we will be required to pay Yissum low to mid-single digit percentage royalties on sales of our conductive ink. The exclusive license agreement is in effect for the longer of remaining usable life of the patents and patent applications, or 15 years from the first commercial sale of a product relating to the licensed technology in such country.

Competition

Many companies providing 3D printing services concentrate their efforts on printing prototypes in resin polymers or other plastics. We differentiate ourselves from these companies by focusing on the niche market of in-house PCB printing using a combination of nano-conductive and dielectric inks, and to that extent we consider ourselves a pioneer in our industry. However, it may be possible for more developed 3D printing companies to adapt their products to print PCBs. Accordingly, our competitors may include other companies providing 3D printing services with substantial customer bases and working history. Older, well-established companies providing 3D printing and rapid prototyping services with records of success currently attract customers. There can be no assurance that we can maintain a competitive position against current or future competitors, particularly those with greater financial, marketing, service, technical and other resources. Our failure to maintain a competitive position within the market could have a material adverse effect on our business, financial condition and results of operations.

We also compete with companies that use traditional prototype development of PCBs and customized manufacturing technologies, and expect future competition to arise from the development of new technologies or techniques.

To the best of our knowledge, our 3D inkjet printer is the first and only one of its kind, and as of the date of this prospectus, there are no three-dimensional ink injection printers that print multi-layer electronic circuits for the purposes of in-house PCB prototype development. However, there are many companies worldwide that manufacture PCBs.

In the United States and globally, we face many competitors that specialize in contract electronic manufacturing, and specifically the manufacturing of prototype PCBs. We estimate that there are approximately 1,800 companies in the United States that manufacture or provide PCBs on a per-order basis.

Research and Development

As of the date hereof, we have completed the development of our proprietary nano-conductive ink products and have commenced manufacturing in our in-house laboratory.

Also, we have completed the development of the alpha version of our 3D printer, and on April 14, 2015, we introduced the alpha version publicly. In August 2015, we introduced our beta 3D printer to a number of customers. We anticipate that we will complete the development of a marketable product and will begin sales in the second half of 2016.

From time to time we may also explore the application of our technology to additional areas within 3D printing and other industries. In May 2016, we successfully lab-tested a proof of concept 3D bioprinter for the printing of stem cells. The trial was conducted in collaboration with Accellta Ltd., a company headquartered in Haifa, Israel, that has developed proprietary technologies for the unique production of high quality media, stem cells, progenitors and differentiated cells for drug discovery, regenerative medicine and research. The feasibility study confirmed that the combined know-how and technologies of the companies enabled printing of viable stem cells using an adapted 3D printer.

Also, in September 2016, we conducted a successful test for 3D printing of conductive traces onto a treated fabric in collaboration with a leading European functional textiles company. The test was carried out using our unique silver nanoparticle conductive ink and our DragonFly 2020 3D Printer platform. During the test, conductors were printed in several patterns in order to perform functionality tests, including conductivity, elasticity, rubbing, etc. The results demonstrated that the printed silver conductors had high enough elasticity to match the properties of the fabric.

For the years ended December 31, 2015, 2014 and 2013, we incurred NIS 11,153,000 (approximately $2,858,000), NIS 3,339,000 (approximately $858,000) and NIS 806,000 (approximately $232,000), respectively, of research and development expense. Our research and development expenses for the year ended December 31, 2015 do not include expenses in an amount of NIS 11,463,000 (approximately $2,938,000) that were capitalized as an intangible asset. For the six months ended June 30, 2016, we incurred NIS 3,575,000 (approximately $930,000), of research and development expense. Our research and development expenses for the six months ended June 30, 2016 do not include expenses in an amount of NIS 11,007,000 (approximately $2,862,000) that were capitalized as an intangible asset.

Grants from the Office of the Israeli Chief Scientist/Israel’s National Authority for Technological Innovation

Our research and development efforts are financed in part through royalty-bearing grants from the OCS. As of December 31, 2015, we have received the aggregate amount of NIS 1,399,000 (approximately $359,000) from the OCS for the development of our 3D printer. With respect to such grants we are committed to pay certain royalties up to the total grant amount. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using OCS grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the OCS. We do not believe that these requirements will materially restrict us in any way.

Production and Manufacturing

We purchase the raw materials required for the production of our products, including components of 3D printers and materials to produce our nano inks products. Our alpha version 3D printer was manufactured in-house and we are currently building our beta version 3D printers in-house, which will be placed with certain beta customers for collaboration and testing purposes. We have entered into a non-exclusive agreement with an Israeli manufacturer that will serve as our primary manufacturer and supplier of our 3D printer. Pursuant to the agreement, we are not obligated to make any minimum purchases and prices will be agreed upon between us from time to time and based on specific purchase orders. The extent of this and any other engagement with third party manufacturers will be managed to match production volumes.

With respect to our ink products, we intend to keep full control of the value chain, from research and development through self-manufacturing and global sales. We recently announced that we will open an in-house production facility to support the commercialization and production of our proprietary nano conductive ink and dielectric ink. We believe that the size and capacity of this facility, located in the same building as our offices, will be sufficient to support our future commercialization activities.

Sales and Marketing

We have begun building a global commercial infrastructure to effectively support the commercialization of all of our products. Meaningful commercialization efforts will commence if and when we believe that the completion of a release-candidate version of a given product is imminent. To develop the appropriate commercial infrastructure, we will have to invest significant amounts of financial and management resources. Where appropriate, we may elect in the future to utilize strategic partners, distributors, or contract sales forces to assist in the commercialization of our products. We anticipate that initial sales of our Dragonfly 3D printer and nano conductive and dielectric ink products will simultaneously occur in the second half of 2016, while significant presale efforts began in the first quarter of 2016.

Organizational Structure

We currently have one wholly owned subsidiary: Nano Dimension Technologies Ltd., which is incorporated in the State of Israel.

Property and Facilities

Our offices, and research and development facility and in-house laboratory are located at 2 Ilan Ramon, Ness Ziona 74036, Israel, where we currently occupy approximately 15,468 square feet. We lease our facilities and our lease ends on August 30, 2017. Our monthly rent payment as of September 1, 2016 was NIS 86,220 (approximately $22,840).

In September 2016, we announced that we will open a production facility for our unique nano-ink products. The facility is located in the same building as our headquarters. The facility will occupy approximately 8,600 square feet. The lease for our production facility will end on August 31, 2021, and we have an option to extend the lease for an additional 60 months. Our monthly rent payment is NIS 44,000 (approximately $11,656).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

Employees

As of September 1, 2016, we have four senior management, full-time employees, who also serve as directors in our Company: Mr. Amit Dror who serves as the chief executive officer of the Company, Mr. Simon Anthony-Fried who serves as the Chief Marketing Officer, Mr. Sharon Fima who serves as the Chief Technology Officer, and Mr. Dagi Shahar Ben-Noon who serves as the Chief Operating Officer. In addition, we have 47 full-time employees and 16 part-time employees, all located in Israel.

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcomes of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability.

On March 19, 2015, XJet Ltd. filed a lawsuit in the District Court in Tel Aviv-Jaffa, against us and certain of our officers, directors, and shareholders, including Amit Dror, Simon Fried, Dagi Ben-Noon, Sharon Fima, our employee, Hila Elimelech, and our Subsidiary. XJet has alleged, inter alia, that one or more of our officers and/or employees, previously employed by XJet, misappropriated together with the other defendants, XJet’s trade secrets and proprietary technology and information relating to inkjet printing and 3D printing, and committed negligence, copyright infringement, causing breach of contract, false description and unjust enrichment. XJet is seeking, inter alia, NIS 20 million in damages based on an estimate and a permanent injunction on the alleged use of such trade secrets and proprietary technology.

In response to the lawsuit, we filed a statement of defense in May 2015, denying all of XJet’s substantive allegations. In October 2015, the court dismissed the claim against Sharon Fima and Hila Elimelech due to lack of jurisdiction, without prejudice, and ordered XJet to pay certain expenses.

On May 2, 2016, XJet filed a motion to amend pleadings, a motion for a temporary injunction and a motion for a protective order. XJet has alleged, inter alia, that the invention described in our U.S. patent application No. 9,227,444 that covers alignment assembly, kits and methods related to calibration of print heads, was invented by XJet and was kept by them as a trade secret before it was misappropriated, and therefore the patent should be transferred to XJet. We filed our responses to the three motions on May 22, 2016, and rejected all of XJet’s motions and allegations.

On May 30, 2016, a pre-trial hearing took place. During the hearing, the parties agreed to turn to mediation proceedings for the purpose of resolving the dispute amicably. A mediation meeting is scheduled to take place on September 29, 2016.

We are unable to assess the outcome of the lawsuit. If the court grants XJet’s requested remedies, we may be required to make certain modifications to our 3D printer which could cause delays in the development and commercialization of our 3D printer. However, we believe that any possible injunction, if granted, would have no effect on the sales of our proprietary ink products.

MANAGEMENT

Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of September 1, 2016:

Name	Age	Position
Itschak Shrem	69	Chairman of the Board of Directors
Amit Dror	40	Chief Executive Officer, Director
Simon Anthony-Fried	42	Chief Marketing Officer and Director
Sharon Fima	41	Chief Technology Officer and Director
Dagi Shahar Ben-Noon	39	Chief Operating Officer and Director
Ofir Baharav	48	Director
Irit Ben-Ami	55	External Director
Roni Kleinfeld	59	External Director
Abraham Nahmias	61	Director
Zvi Yemini	65	Independent Director
Yoel Yogev	64	Director
Eli Yoresh	46	Director
Yael Sandler	29	Vice President of Finance

Itschak Shrem, Chairman of the Board of Directors

Mr. Itschak Shrem has served on our board of directors as Chairman since April 2014. Mr. Shrem has more than 40 years of experience in financial markets and venture capital. He has been the Managing Director of Yaad Consulting 1995 Ltd. since 1995. In 1993, Mr. Shrem founded Pitango Venture Capital Fund (formerly, Polaris) and served as a Partner of Pitango Funds I, II and III. In 1991, Mr. Shrem founded Dovrat Shrem Ltd, an investment banking, management and technology company. Prior to that, he spent 15 years at Clal Israel Ltd., where he served in various capacities, including Chief Operating Officer and was responsible for capital markets and insurance businesses. Mr. Shrem has been the Chairman of the Board of BreedIT Corp. since December 31, 2013. He has been a Director of Eden Spring Ltd. since October 2010. Mr. Shrem serves as a Director of Globe Oil Exploration Limited. He serves on the boards of a number of high-profile public institutions, including the Tel-Aviv Sourasky Medical Center, and the Weizman Institute. From 1991 to 2010, Mr. Shrem served as the Chairman of Leader Holdings and Investments Ltd. and Polar Communications Ltd., both TASE-listed companies engaged in investment banking and venture capital. Since 2004, Mr. Shrem has served as the Chairman of Sphera Funds Management Ltd. He served as a Director of Ormat Industries Ltd. from 2012 to 2015. He served as a Director of Retalix Ltd. from January 2008 to 2012. Mr. Shrem holds a B.A in Economics and Accounting from Bar-Ilan University and an M.B.A. from Tel-Aviv University, Israel.

Amit Dror, Chief Executive Officer, Director

Mr. Amit Dror has served as our Chief Executive Officer and director since August 2014. Mr. Dror co-founded Eternegy Ltd. in 2010 and served as its Chief Executive Officer and a director from 2010 to 2013. Mr. Dror also co-founded the Milk & Honey Distillery Ltd. in 2012. He developed vast experience in project, account and sales management across a range of roles at ECI Telecom Ltd., Comverse Technology, Inc., Eternegy Ltd. and Milk & Honey Distillery Ltd. Mr. Dror has a background that covers technology management, software, business development, fundraising and complex project execution. Mr. Dror is a Merage Institute Graduate.

Simon Anthony-Fried, Chief Marketing Officer and Director

Mr. Simon Fried has served as our Chief Marketing Officer and a director since August 2014. Mr. Fried was a co-founder of Diesse Solutions Ltd., a project management, risk and marketing consultancy, and served as its Chief Executive Officer from 2004 to 2014. He has worked as a risk management and corporate governance consultant to the Financial Services Authority in the United Kingdom and as a senior strategy consultant at Monitor Company, a Boston based boutique strategy consulting firm. Mr. Fried has a background that covers marketing and sales strategy, management, business development, financial services regulation, fundraising and c-suite consulting. Mr. Fried has worked extensively on global projects in both the B2B and B2C markets driving significant strategic change to global marketing organizations. He also currently serves as a director of the Milk & Honey Distillery Ltd. Mr. Fried holds a B.Sc. in Experimental Psychology from University College London, an M.Sc. in Judgment and Risk from Oxford University and an M.B.A. from SDA Bocconi in Milan.

Sharon Fima, Chief Technology Officer and Director

Mr. Sharon Fima has served as our Chief Technology Officer and a director since August 2014. Mr. Fima is a print technology development expert with many years in advanced R&D management positions. Including digital printing technology, inkjet technology, 3D printer production and nano-silver ink development. His past positions include advanced research and development management at HP Indigo as the Integration Team Manager from 1999 to 2008, and in Xjet as the Production Manager from 2008 to 2009 and as an Integration R&D Manager from 2009 to 2013.

Dagi Shahar Ben-Noon, Chief Operating Officer and Director

Mr. Dagi Shahar Ben-Noon has served as its Chief Operating Officer and a director since August 2014. Mr. Ben-Noon is a mechanical engineer with extensive experience designing equipment for military and civilian applications. His areas of expertise include plastics, medical devices, communications systems, print technology and more. Mr. Ben-Noon has significant experience with product progress from the development stage through mass production. He was employed at Rotel Product Engineering Ltd. as a Mechanical Designer from 2005 to 2006, at Polycad Industries (1989) Ltd. as an R&D Engineer from 2006 to 2008 and at Silynex Communications Inc. as an R&D Mechanical Team Leader from 2008 to 2012. Mr. Ben-Noon holds a B.Sc. Mechanical Engineering from the Ben-Gurion University.

Ofir Baharav, Director

Mr. Ofir Baharav has served on our board of directors since November 2015. Mr. Baharav is currently a partner in Stratus Venture Group, and has served in a range of senior roles in the 3D printing industry. From April 2014, until December 2015, Mr. Baharav served as the Vice President of Product Portfolio for Stratasys Ltd. In 2005, Mr. Baharav co-founded XJet Ltd. and served as its Chief Executive Officer from April 2007 until November 2013. Mr. Baharav is named on over 10 software and hardware patents and holds an M.B.A. from the Warwick Business School in Coventry, England.

Irit Ben-Ami, External Director

Ms. Irit Ben-Ami has served on our board of directors as an external director since November 2012. Ms. Ben-Ami is a member of the Institute of Certified Public Accountants in Israel as well as of the Israel Bar Association. Ms. Ben-Ami founded the law office of Pitaro-Ben Ami in 2007 and was a partner there until 2009. Ms. Ben-Ami currently serves as member of the board of directors of several public companies, including the Hagag Group Real Estate Entrepreneurship Ltd. (TASE:HGG) since 2011, Nadlans Ltd. (TASE:NDLS) since 2010, Netz United States HY Ltd. (TASE:NEZU) since 2012, BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV; TASE: BNDX) since 2008 and Medivie Therapeutic Ltd. (TASE:MDVI) since 2014. Ms. Ben-Ami holds a Bachelors degree (cum laude) in Law (LL.B.) from Sha’arei Mishpat College, a B.A. (with honors) in Economics and Accounting from Haifa University and an M.A. in Health Systems Management (M.H.A.) from Ben Gurion University, and was engaged in the past in academic aspects of labor law and corporate law as a practitioner at Bar Ilan University, Ben Gurion University and at the Sha’arei Mishpat College.

Roni Kleinfeld, External Director

Mr. Roni Kleinfeld has served on our board of directors as an external director since November 2012. He has over 25 year experience as a chief executive officer in public and private companies. He was the CEO of Maariv Holdings Ltd. from 1993 to 2002, the CEO of Hed Artzi Records Ltd. from 2002 to 2007, the CEO of Maariv- Modiin Publishing House Ltd. from 2007 to 2010, and the CEO of OMI Ltd. from 2010 to 2011. Mr. Kleinfeld has also served as director of many companies over the past ten years, including: Excite Ltd. from April 2007 to April 2011, Makpel Ltd. from July 2007 to March 2010, Elbit Imaging Ltd. (NASDAQ: EMITF) since May 2010, Elran Ltd. since July 2010, Dancher Ltd. from April 2012 to January 2014, Mendelson Ltd. since 2012, White Smoke Ltd.

since June 2012, Edri – El Ltd. since July 2015 and Cofix Group Ltd. since April 2015. Mr. Kleinfeld has a B.A. in economics from the Hebrew University in Jerusalem.

Abraham Nahmias, Director

Mr. Abraham Nahmias has served on our board of directors since August 2014. Mr. Nahmias has been a managing partner of the Nahmias-Grinberg C.P.A (Isr.) since 1985. Mr. Nehemias currently serves as a director in the following companies: Rotshtein Real Estate Ltd. (since 2007), Orad Ltd. (since 2012), Allium Medical Solutions Ltd. (since 2014) and Cellect Biomed Ltd. (since July 2014). Mr. Nahmias has a B.A. in Economy and Accountancy from the Tel Aviv University, and is a certified public accountant in Israel.

Zvi Yemini, Independent Director

Mr. Zvi Yemini has served on our board as an independent director since January 2015. Mr. Yemini founded ZAG Industries Ltd., in 1987 and served as its Chief Executive Officer until 2000, and as its chairman until 2006. Mr. Yemini has over 25 years of industry experience. He also co-founded Hydro Industries Ltd. in 2002 and served as its Chairman of the Board of Directors from 2002 to 2011. Since 2011, Mr. Yemini has also served as the Chairman of the Board of Directors of Shenkar Design College. Since 2002, Mr. Yemini has served as the Chairman of the Board of Directors of the Tel-Aviv Trade Fairs & Convention Center. Mr. Yemini holds a B.A in Industrial Engineering from the Technion Israel Institute of Technology and an Executive M.B.A. from Tel Aviv University and a M.A. in Marketing from Baruch College in New York.

Yoel Yogev, Director

Mr. Yoel Yogev has served on our board of director since March 2014. Mr. Yogev has been the Chairman and Chief Executive Officer of El-Gev Electronics Ltd. since 1987. Mr. Yogev has served as the Chief Executive Officer of BreedIT Corp. since October 2013. Mr. Yogev has served as the Chairman of the board of directors of BreedIT Ltd. from January 2014 until August 2015. Mr. Yogev earned a B.Sc. in Electrical Engineering from the Technion Israel Institute of Technology.

Eli Yoresh, Director

Mr. Eli Yoresh has served on our board since April 2014. Mr. Yoresh is a seasoned executive with over 15 years of executive and financial management experience, mainly, with companies from the financial, technology and industrial sectors. Since October 2010, Mr. Yoresh has served as a director and Chief Financial Officer at Asia Development (A.D.B.M) Ltd. (TASE:ASDV), and since September 20, 2013 as a director at Proteologics Ltd. (TASE:PRTL). Mr. Yoresh served as the Chief Executive Officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh served as a director at Greenstone Industries Ltd. (TASE: GRTN) from January 2013 to June 2015, and as the Chairman of both Gefen Biomed investments Ltd. (TASE: GEFEN) from April 2013 to July 2015 and Zmicha Investment House Ltd. (TASE: TZMI-M) from February 2013 to July 2015. He holds a B.A. in Business Administration from the College of Management in Israel and an M.A. in Law from Bar-Ilan University in Israel. Mr. Yoresh is a Certified Public Accountant in Israel.

Yael Sandler, VP of Finance

Ms. Yael Sandler has been our VP of Finance since June 2015. From 2014 until 2015, Ms. Sandler served as the Group Controller of RealMatch Ltd. From 2011 through December 2014, Ms. Sandler held various positions at Somekh-Chaikin (KPMG Israel), where she gained valuable experience working with public companies and companies pursuing initial public offerings. Ms. Sandler completed the professional course of the Israeli Navy in 2005 and served as a submarine simulator instructor and commander until 2007. Ms. Sandler earned a B.A. with honors in Accounting and Economics from the Hebrew University of Jerusalem.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

With the exception of our director, Abraham Nahmais, who was appointed by Michael Ilan, one of our shareholders, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Management — Board Practices — Approval of Related Party Transactions under Israeli law” for additional information.

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2015. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2015. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.902 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2015.

	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 12 persons	$724,000	—	$1,298,000

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2015.

Annual Compensation- in thousands of USD

Executive Officer	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation	Total
Amit Dror	$149	$—	$165	$314
Sharon Fima	$138	$—	$165	$303
Simon Anthony-Fried	$134	$—	$165	$299
Dagi Shahar Ben-Noon	$128	$—	$165	$293
Itschak Shrem	$30	$—	$304	$334

Employment Agreements with Executive Officers

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our chief executive officer and approved annually by our board of directors that also set the bonus targets for our chief executive officer.

For a description of the terms of our options and option plans, see “Management — Stock Option Plans” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

Differences between the Companies Law and NASDAQ Requirements

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of our ADSs on the NASDAQ Capital Market will be required to comply with the NASDAQ Stock Market rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the NASDAQ Stock Market rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the NASDAQ Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the NASDAQ Stock Market rules, with respect to the following requirements:

•         Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the NASDAQ Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

•         Quorum. While the NASDAQ Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

•         Nomination of our directors. With the exception of directors elected by our board of directors, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the NASDAQ Stock Market rules.

•         Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the NASDAQ Stock Market rules with respect to the CEO and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law.

Shareholder approval is generally required for officer compensation in the event (i) approval by our board of directors and our compensation committee is not consistent with our office holder compensation policy, or (ii) compensation required to be approved is that of our chief executive officer who is not a director or an executive officer who is also the controlling shareholder of our company (including an affiliate thereof). Such shareholder approval shall require a majority vote of the shares present and voting at a shareholders meeting, provided either (i) such majority includes a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the compensation arrangement that are voted at the meeting, excluding for such purpose any abstentions disinterested majority, or (ii) the total shares held by non-controlling and disinterested shareholders voted against the arrangement does not exceed 2% of the voting rights in our company.

Additionally, approval of the compensation of an executive officer who is also a director requires a simple majority vote of the shares present and voting at a shareholders meeting, if consistent with our office holder compensation policy. Our compensation committee and board of directors may, in special circumstances, approve the compensation of an executive officer (other than a director, a chief executive officer or a controlling shareholder) or approve the compensation policy despite shareholders’ objection, based on specified arguments and taking shareholders’ objection into account. Our compensation committee may further exempt an engagement with a nominee for the position of chief executive officer, who meets the non-affiliation requirements set forth for an external director, from requiring shareholder approval, if such engagement is consistent with our office holder compensation policy and our compensation committee determines based on specified arguments that presentation of such engagement to shareholder approval is likely to prevent such engagement. To the extent that any such transaction with a controlling shareholder is for a period exceeding three years, approval is required once every three years.

A director or executive officer may not be present when the board of directors of a company discusses or votes upon a transaction in which he or she has a personal interest, except in case of ordinary transactions, unless the chairman of the board of directors determines that he or she should be present to present the transaction that is subject to approval.

•         Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under NASDAQ Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Management — Board Practices — External Directors” Notwithstanding Israeli law, we believe that a majority of our directors are currently “independent” under the NASDAQ Stock Market rules. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable NASDAQ and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “unaffiliated directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the NASDAQ Stock Market rules otherwise require.

•         Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with NASDAQ Listing Rule 5635. In particular, under this NASDAQ Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

•         Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the NASDAQ Stock Market rules.

Board Practices

Introduction

Our board of directors presently consists of twelve members, including at least two external directors required to be appointed under the Companies Law. We believe that Ms. Ben-Ami and Messrs. Baharav, Kleinfeld, Nahmias, Yemini, Yogev and Yoresh are “independent” for purposes of NASDAQ Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members (including external directors) shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than twelve members. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director, except external directors, will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting or special general meeting in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “Management — Board Practices — External Directors” below.

Under the Companies Law, nominations for directors may be made by any shareholder holding at least one percent of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Companies Law preventing their election and that all of the information that is required to be provided to us in connection with such election under the Companies Law has been provided.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two.

The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least two-thirds of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, financial statement examination committee and compensation committee are described below.

The board of directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee.

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. Our external directors are Irit Ben-Ami and Roni Kleinfeld.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the NASDAQ Stock Market rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise”. An external director may not be appointed unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. We have determined that both Roni Kleinfeld and Irit Ben-Ami have accounting and financial expertise.

A director has “professional expertise” if he or she holds an academic degree in certain fields or has at least five years of experience in certain senior positions.

External directors are elected by a majority vote at a shareholders’ meeting, so long as either:

•         at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

•         the total number of shares of such shareholders voted against the election of the external director does not exceed 2% of the aggregate voting rights of our Company.

The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, with certain exceptions as explained below, provided that:

(1)      his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent of the aggregate voting rights in the company and such external director is not an interested shareholder or a competitor or relative of such shareholder, at the time of appointment, and is not affiliated with or related to an interested shareholder or competitor, at the time of appointment or the two years prior to the date of appointment. An “Interested shareholder or a competitor” is a shareholder who recommended the appointment for each such additional term or a substantial shareholder, if at the time of appointment, it, its controlling shareholder or a company controlled by any of them, has business relations with the company or any of them are competitors of the company;

(2)      his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above); or

(3)      the external director offered his or her service for each such additional term and was approved in accordance with the provisions of section (1) above.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Stock Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed only by the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

External directors may be compensated only in accordance with regulations adopted under the Companies Law.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of skill with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

•         information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

•         all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

•         refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

•         refrain from any action that constitutes competition with the company’s business;

•         refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•         disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

•         the office holder acts in good faith and the act or its approval does not cause harm to the company; and

•         the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

•         the office holder’s relatives; or

•         any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

Under the Companies Law, an extraordinary transaction is a transaction:

•         not in the ordinary course of business;

•         not on market terms; or

•         that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is not detrimental to the company’s interest. If the transaction is an extraordinary transaction, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Under the Companies Law, all arrangements as to compensation of office holders require approval of the compensation committee and board of directors, and compensation of office holders who are directors must be also approved, subject to certain exceptions, by the shareholders, in that order.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

•         at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•         the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

•         amendment of the articles of association;

•         increase in the company’s authorized share capital;

•         merger; and

•         the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Committees of the Board of Directors

Our board of directors has established three standing committees, the audit committee, the compensation committee and the Financial Statement Examination Committee.

Audit Committee

Under the Israeli Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

In addition, under the Israeli Companies Law, a majority of the members of the audit committee of a publicly-traded company must be unaffiliated directors. In general, an “unaffiliated director” under the Israeli Companies Law is defined as either (i) an external director, or (ii) an individual who has not served as a director of the company for a period exceeding nine consecutive years and who meets the qualifications for being appointed as an external director, except that he or she need not meet the requirement for accounting and financial expertise or professional qualifications.

Our audit committee, acting pursuant to a written charter, is comprised of Mr. Roni Kleinfeld, Ms. Irit Ben-Ami, and Mr. Zvi Yemini.

Our audit committee acts as a committee for review of our financial statements as required under the Companies Law, and in such capacity oversees and monitors our accounting; financial reporting processes and controls; audits of the financial statements; compliance with legal and regulatory requirements as they relate to financial statements or accounting matters; the independent registered public accounting firm’s qualifications, independence and performance; and provides the board of directors with reports on the foregoing.

Under the Companies Law, our audit committee is responsible for:

(i)       determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)      determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “Management — Board Practices — Approval of Related Party Transactions under Israeli law”);

(iii)     examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(iv)     examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

(v)      establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Management — Board Practices — Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

NASDAQ Stock Market Requirements for Audit Committee

Under the NASDAQ Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee include Mr. Roni Kleinfeld and Ms. Irit Ben-Ami who are external directors, and Mr. Zvi Yemini who is an independent director, each of whom is “independent,” as such term is defined in under NASDAQ Stock Market rules. Mr. Kleinfeld serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the NASDAQ Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NASDAQ Stock Market rules.

Financial Statement Examination Committee

Under the Companies Law, the board of directors of a public company in Israel must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. According to a resolution of our board of directors, the audit committee has been assigned the responsibilities and duties of a financial statements examination committee, as permitted under relevant regulations promulgated under the Companies Law. From time to time as necessary and required to approve our financial statements, the audit committee holds separate meetings, prior to the scheduled meetings of the entire board of directors regarding financial statement approval. The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (1) estimations and assessments made in connection with the preparation of financial statements; (2) internal controls related to the financial statements; (3) completeness and propriety of the disclosure in the financial statements; (4) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (5) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent registered public accounting firm and our internal auditor are invited to attend all meetings of the audit committee when it is acting in the role of the financial statements examination committee.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the NASDAQ Stock Market, and who do not have a shareholder holding 25% or more of the company’s share capital, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to (a) who may not be a member of the committee and (b) who may not be present during committee deliberations as described above.

Our compensation committee is acting pursuant to a written charter, and consists of Mr. Roni Kleinfeld, Ms. Irit Ben-Ami and Mr. Zvi Yemini, each of whom is “independent,” as such term is defined under the NASDAQ Stock Market rules. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the NASDAQ Stock Market rules.

Our compensation committee reviews and recommends to our board of directors: (1) the annual base compensation of our executive officers and directors; (2) annual incentive bonus, including the specific goals and amount; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements/provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders. On July 8, 2015, our shareholders approved our compensation policy.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

•         the knowledge, skills, expertise and accomplishments of the relevant director or executive;

•         the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

•         the relationship between the terms offered and the average and median compensation of the other employees of the company, including those employed through manpower companies;

•         the impact of disparities in salary upon work relationships in the company;

•         the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

•         as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

•         the link between variable compensation and long-term performance and measurable criteria;

•         the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

•         the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

•         the minimum holding or vesting period for variable, equity-based compensation; and

•         maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective and maximum limits for severance compensation.

The compensation committee is responsible for (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by our shareholders) and (2) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

•         recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

•         recommending to the board of directors periodic updates to the compensation policy;

•         assessing implementation of the compensation policy; and

•         determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders.

Internal Auditor

Under the Companies Law, the board of directors must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Daniel Spira. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but the managing partner of a firm which specializes in internal auditing.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee (until recently of the audit committee), thereafter by the board of directors and thereafter by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulation applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders for:

•         a breach of his or her duty of care to the company or to another person;

•         a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

•         a financial liability imposed upon him or her in favor of another person concerning an act performed by such office holder in his or her capacity as an officer holder.

We currently have directors’ and officers’ liability insurance, providing total coverage of $15,000,000 for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $57,490, which expires on October 3, 2016.

On September 2, 2015, our compensation committee and audit committee approved our entering into a professional liability insurance agreement for officers and directors therein who will serve us from time to time for a period of 3 years commencing on October 21, 2015, and until October 21, 2018, where the terms of the contractual engagement are as follows: the yearly premium will not exceed the sum of $75,000, with a liability limit of up to $30,000,000. As required by the Companies Law, this matter was submitted to a vote, and approved by our shareholders on October 21, 2015.

Indemnification

The Companies Law provides that a company may indemnify an office holder against:

•         a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder;

•         reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•         reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court relating to an act performed in his or her capacity as an office holder, in connection with: (1) proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) a criminal charge of which he or she was acquitted; or (3) a criminal charge for which he or she was convicted for a criminal offense that does not require proof of criminal thought.

Our amended and restated articles of association allow us to indemnify our office holders up to a certain amount. The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited:

•         to categories of events that the board of directors determines are likely to occur in light of the operations of the company at the time that the undertaking to indemnify is made; and

•         in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We have entered into indemnification agreements with all of our directors and with certain members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his or her duty of care (other than in relation to distributions). Our amended and restated articles of association provide that we may exculpate any office holder from liability to us to the fullest extent permitted by law. Under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any action taken with the intent to derive an illegal personal benefit; or (4) any fine levied against the office holder.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our amended and restated articles of association, which are exhibits to the registration statement of which this prospectus forms a part, and are incorporated herein by reference.

There are no service contracts between us or our Subsidiary, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

Equity Incentive Plan

We maintain one equity incentive plan – our 2015 Stock Option Plan, or the 2015 Plan. As of September 1, 2016, the number of Ordinary Shares reserved for the exercise of options granted under the plan was 6,000,000. In addition, options to purchase 4,776,047 Ordinary Shares were issued and outstanding. Of such outstanding options, options to purchase 1,766,158 Ordinary Shares were vested as of that date, 876,680 with an exercise price of NIS 5.5 (approximately $1.40) per share, 324,518 with an exercise price of NIS 1.75 (approximately $0.45) and 564,960 with an exercise price of NIS 1.65 (approximately $0.42) per share.

Our 2015 Plan was adopted by our board of directors in February 2015, and expires on February 2025. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan.

Our 2015 Plan is administered by our board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plan. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance, or the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The 2015 Plan also permits the grant to Israeli grantees of options that do not qualify under Section 102(b)(2).

Upon termination of employment for any other reason, other than in the event of death, disability, all unvested options will expire and all vested options will generally be exercisable for 6 months following termination, or such other period as determined by the plan administrator, subject to the terms of the 2015 Plan and the governing option agreement.

Upon termination of employment due to death or disability, all the vested options at the time of termination will be exercisable for 12 months, or such other period as determined by the plan administrator, subject to the terms of the 2015 Plan and the governing option agreement.

BENEFICIAL OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our ordinary shares as of September 1, 2016 by:

•         each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•         each of our directors and executive officers; and

•         all of our directors and executive officers as a group.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o Nano Dimension Ltd., 2 Ilan Ramon St., Ness Ziona 7403635, Israel.

	No. of Shares Beneficially Owned Prior to this Offering(1)	Percentage Owned Before this Offering(2)	Percentage Owned After this Offering
Holders of more than 5% of our voting securities:
Michael Ilan Management and Investments Ltd.(3)	4,478,756	11.4%
Amit Dror*(4)(5)	2,713,895	7.0%
Simon Anthony-Fried*(4)(5)	2,708,896	6.9%
Dagi Shahar Ben-Noon*(4)(5)	2,708,893	6.9%
Sharon Fima*(4)(5)	2,708,894	6.9%
Trevor Green	2,031,034	5.2%
Directors and executive officers who are not 5% holders:
Ofir Baharav	—	—
Irit Ben-Ami(6)	40,000	*
Roni Kleinfeld(6)	40,000	*
Abraham Nahmias(7)	50,000	*
Yael Sandler(8)	60,000	*
Itschak Shrem(9)	1,669,733	4.2%
Zvi Yemini(10)	754,286	1.9%
Yoel Yogev(11)	954,286	2.4%
Eli Yoresh(12)	320,797	*

All directors and executive officers as a group (13 persons)	14,729,680	36.0%

____________

*         Indicates director or officer of the Company.

**       Less than 1%.

(1)      Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)      The percentages shown are based on 38,850,626 Ordinary Shares issued and outstanding as of September 1, 2016.

(3)      Includes warrants to purchase 352,091 Ordinary Shares that are currently exercisable at an exercise price of NIS 9.00 (approximately $2.3647) per share. Based on information publically available from the Israeli Registrar of Companies, this entity is under control of, and affiliated with Mr. Michael Ilan of 6 Stricker St., Tel Aviv-Yafo, 6200608.

(4)      Includes options to purchase 166,669 Ordinary Shares at an exercise price of NIS 5.50 per share.

(5)      Amit Dror, Sharon Fima, Dagi Shahar Ben-Noon and Simon Anthony-Fried are parties to a shareholders voting agreement, pursuant to which the parties have agreed to vote together all of their voting securities. The figures in the table above include only the shares owned by each shareholder individually. In the aggregate, these shareholders hold approximately 26% of the voting power of the Company. See Related Party Transactions” for additional information.

(6)      Includes options to purchase 40,000 Ordinary Shares at an exercise price of NIS 5.50 per share.
(7)      Includes options to purchase 50,000 Ordinary Shares at an exercise price of NIS 5.50 per share.

(8)      Includes options to purchase 60,000 Ordinary Shares at an exercise price of NIS 1.65 per share.

(9)      Includes warrants currently exercisable to purchase: (i) 107,143 Ordinary Shares at an exercise price of NIS 2.25 per share, (ii) 370,878 Ordinary Shares at an exercise price of NIS 1.75 per share; and (iii) 20,000 Ordinary Shares at an exercise price of NIS 9.00 per share. In addition, options to purchase 166,669 Ordinary Shares at an exercise price of NIS 5.50 per share.

(10)    Includes warrants to purchase 178,571 Ordinary Shares that are currently exercisable at an exercise price of NIS 2.25 per share. In addition, includes options to purchase 40,000 Ordinary Shares at an exercise price of NIS 5.50 per share.

(11)    Includes warrants to purchase 107,143 Ordinary Shares that are currently exercisable at an exercise price of NIS 2.25 per share. In addition, includes warrants to purchase 30,000 Ordinary Shares which are exercisable at an exercise price of NIS 9.00 per share. In addition, includes options to purchase 50,000 Ordinary Shares at an exercise price of NIS 5.5 per share.

(12)    Includes warrants to purchase 71,429 Ordinary Shares that are currently exercisable, 35,715 of which are exercisable at an exercise price of NIS 1.75 per share, and 35,714 of which are exercisable at an exercise price of NIS 2.25 per share. In addition, includes options to purchase 50,000 Ordinary Shares at an exercise price of NIS 5.50 per share.

Changes in Percentage Ownership by Major Shareholders

On August 25, 2014, we closed into the Merger with the Subsidiary, whereby we acquired 100% of the share capital of the Subsidiary. As a result of the Merger, the four shareholders of the Subsidiary received an aggregate amount of approximately 37.4% our issued and outstanding Ordinary Shares, as of the date thereof.

For a detailed description of the Merger, see “Related Party Transactions — Merger Agreement and Private Placement Agreements.”

Record Holders

Based upon a review of the information provided to us by our transfer agent and custodian bank in the United States, as of June 30, 2016, there were a total of 4 holders of record of our shares, of which 1 record holder holding 4 shares, or approximately 0.00001% of our outstanding shares had a registered address in the United States, and the remaining 3 holders had registered addresses in Israel. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and here are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date.

RELATED PARTY TRANSACTIONS

Employment Agreements

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our chief executive officer and approved annually by our board of directors that also set the bonus targets for our chief executive officer.

Options

Since our inception we have granted options to purchase our Ordinary Shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Management — Equity Incentive Plan.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for six months after such termination.

Participation in this Offering

Certain of our directors have indicated an interest in purchasing up to an aggregate of approximately $250,000 worth of the ADSs sold in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may sell more, less or no ADSs in this offering to any of these persons, or any of these persons may determine to purchase more, less or no ADSs in this offering. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these persons as they will on any other units sold to the public in this offering.

Merger Agreement and Private Placement Agreements

On August 25, 2014, as part of a merger with our Subsidiary, we closed a merger agreement and several private placement agreements whereby we issued an aggregate of 12,867,178 Ordinary Shares divided as follows: an aggregate of 6,931,301 shares were allocated to the shareholders of the Subsidiary at a price per share of NIS 0.81767 (approximately an $0.2308); and an aggregate of 5,935,875 Ordinary Shares were issued to various investors, including to Messrs. Shrem, Yoresh, Yogev and Ilan, at a price per share of NIS 0.8655 (approximately an $0.2443).  In addition, we granted four of our executive officers options to purchase 4,322,329 Ordinary Shares of the Company, which are exercisable at a price per share of NIS 0.8655 (approximately $0.2443).

As part of the foregoing merger agreement and investment, we entered into a private placement agreement with Michael Ilan, pursuant to which Mr. Ilan was provided with the right to appoint one member to our board of directors and a preemptive right with respect to any future issuance of our securities pursuant to a private placement of our Ordinary Shares.

Private Placement of Ordinary Shares

On January 13, 2015, we issued an aggregate of 1,508,572 Ordinary Shares pursuant to a private placement, at a price per share of NIS 1.40 (approximately $0.35). In addition, we issued warrants to purchase up to 1,508,572 Ordinary Shares, 50% of which at an exercise price of NIS 1.75 (approximately $0.44) per share, and 50% of which at an exercise price of NIS 2.25 (approximately $0.57) per share. These warrants will expire as follows: (i) warrants to purchase 754,286 of our Ordinary Shares will expire 18 months from the date of issuance, and (ii) warrants to purchase 754,286 of our Ordinary Shares will expire 36 months from the date of issuance.

As an extension to this private placement, on April 15, 2015, we issued an aggregate of 285,715 Ordinary Shares to Eli Yoresh, one of the Company’s directors, and Itschak Shrem, the Company’s Chairman, at a price per share of NIS 1.40 (approximately $0.35). In addition, we issued warrants to purchase up to 285,715 Ordinary Shares,

50% of which at an exercise price of NIS 1.75 (approximately $0.44) per share, and 50% of which at an exercise price of NIS 2.25 (approximately $0.57) per share. These warrants will expire as follows: (i) warrants to purchase 142,858 of our Ordinary Shares will expire 18 months from the date of issuance, and (ii) warrants to purchase 142,857 of our Ordinary Shares will expire 36 months from the date of issuance.

Shareholders Agreement

Four of our shareholders, who also serve as officers and directors of our Company, Amit Dror, Simon Anthony Fried, Sharon Fima and Dagi Shahar Ben-Noon, have entered to a shareholders voting agreement. Pursuant to the agreement, the parties have agreed to vote together all of their voting securities, except with respect to certain votes concerning the respective parties thereof. Also, pursuant to the agreement, each party has a right of first refusal and co-sale rights with respect to any disposition of securities by any party thereto, subject to certain standard exceptions.

Shareholders Loans

During 2012, 2013 and 2014, we received an aggregate of NIS 175,000 (approximately $45,000) in interest free loans from certain directors, officers and shareholders, including Amit Dror, Simon Anthony Fried, Sharon Fima and Dagi Shahar Ben-Noon. In May 2015, all of these loans were repaid in full.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital takes into account a reverse stock split of our Ordinary Shares that was effected in August 2014, whereupon every 10 of our Ordinary Shares (par value NIS .01 per share) was consolidated into one Ordinary Share (par value NIS 0.1 per share).

As of December 31, 2015, our authorized share capital consisted of 200,000,000 Ordinary Shares, par value NIS 0.1 per share, of which 33,794,024 shares were issued and outstanding. As of September 1, 2016, our authorized share capital consisted of 200,000,000 Ordinary Shares, par value NIS 0.1 per share, of which 38,850,626 shares (not including 527,032 treasury shares) were issued and outstanding as of such date. All of our outstanding Ordinary Shares have been validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and are not subject to any preemptive right.

In the last three years, we have issued an aggregate of 14,974,798 Ordinary Shares in several private placements for aggregate net proceeds of NIS 55,519,000 (approximately $14,228,344). In addition, in February 2014, in connection with, and for full and final payment of, a convertible loan that we received in 2013, we issued an aggregate of 1,852,508 Ordinary Shares. Also, in August 2014, as part of a merger agreement with our Subsidiary, we issued an aggregate of 12,867,178 Ordinary Shares divided as follows: an aggregate of 6,931,301 shares were allocated to the shareholders of the Subsidiary at a price per share of NIS 0.81767 (approximately $0.2308), and an aggregate of 5,935,875 Ordinary Shares were issued to various investors at a price per share of NIS 0.8655 (approximately $0.22).

In addition to Ordinary Shares, in the last three years, we have issued warrants to purchase an aggregate of 8,295,211 Ordinary Shares to advisors, consultants and investors, as well as in connection with a license agreement, with exercise prices ranging from NIS 1.75 (approximately $0.44) to NIS 9.00 (approximately $2.3) per share, and granted options to purchase an aggregate of 9,628,207 Ordinary Shares to directors, officers and employees with exercise prices ranging from NIS 0.8655 (approximately $0.22) to NIS 5.5 (approximately $1.4) per share.

Our registration number with the Israeli Registrar of Companies is 52-002910-9.

Purposes and Objects of the Company

Our purpose is set forth in Section 8 of our amended and restated articles of association and includes every lawful purpose.

The Powers of the Directors

Our board of directors shall direct our policy and shall supervise the performance of our chief executive officer and his actions. Our board of directors may exercise all powers that are not required under the Companies Law or under our amended and restated articles of association to be exercised or taken by our shareholders.

Rights Attached to Shares

Our Ordinary Shares shall confer upon the holders thereof:

•         equal right to attend and to vote at all of our general meetings, whether regular or special, with each Ordinary Share entitling the holder thereof, which attend the meeting and participate at the voting, either in person or by a proxy or by a written ballot, to one vote;

•         equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

•         equal right to participate, upon our dissolution, in the distribution of our assets legally available for distribution, on a per share pro rata basis.

Election of Directors

Pursuant to our amended and restated articles of association, our directors are elected at an annual general meeting and/or a special meeting of our shareholders and serve on the board of directors until the next annual general meeting (except for external directors) or until they resign or until they cease to act as board members pursuant to the provisions of our amended and restated articles of association or any applicable law, upon the earlier. In addition, our amended and restated articles of association allow our Board of Directors to appoint directors to fill vacancies and/or as an addition to the Board of Directors (subject to the maximum number of directors) to serve until the next annual general meeting or earlier if required by our amended and restated articles of association or applicable law, upon the earlier. External directors are elected for an initial term of three years and may be removed from office pursuant to the terms of the Companies Law. See “Management — Board Practices — External Directors.”

Annual and Special Meetings

Under the Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our Board of Directors, that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our Board of Directors may call special meetings whenever it sees fit and upon the written request of: (a) any two of our directors or such number of directors equal to one quarter of the directors present at such a meeting; and/or (b) one or more shareholders holding, in the aggregate, 5% of our outstanding voting power.

Resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•         amendments to our amended and restated articles of association;

•         the exercise of our Board of Director’s powers if our Board of Directors is unable to exercise its powers;

•         appointment or termination of our auditors;

•         appointment of directors, including external directors;

•         approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law and any other applicable law;

•         increases or reductions of our authorized share capital; and

•         a merger (as such term is defined in the Companies Law).

Notices

The Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Quorum

As permitted under the Companies Law, the quorum required for our general meetings consists of at least two shareholders present in person, by proxy or written ballot, who hold or represent between them at least 25% of the total outstanding voting rights (instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules). If within half an hour of the time appointed for the general meeting a quorum is not present, the general meeting shall stand adjourned the same day of the following week, at the same hour and in the same place, or to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting, if no quorum is present within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

If a general meeting was summoned following the request of a shareholder, then a quorum required in an adjourned general meeting, shall consist of at least one or more shareholders, which holds and represents at least 5% of the company’s issued and outstanding share capital and at least 1% of the company voting rights, or one or more shareholder, which holds at least 5% of the Company’s voting rights.

Adoption of Resolutions

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or our amended and restated articles of association. A shareholder may vote in a general meeting in person, by proxy or by a written ballot.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, in order to change the rights attached to any class of shares, such change must be adopted by the board of directors and at a general meeting of the affected class or by a written consent of all the shareholders of the affected class.

The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Limitations on the Right to Own Securities in Our Company

There are no limitations on the right to own our securities.

Provisions Restricting Change in Control of Our Company

There are no specific provisions of our amended and restated articles of association that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or our Subsidiary). However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares.  For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or (2) the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. A “special” tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  In general, the tender offer may be consummated only if (1) at least 5% of the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Changes in Our Capital

The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

•         increase our registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

•         cancel any registered share capital which have not been taken or agreed to be taken by any person;

•         consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares;

•         subdivide our existing shares or any of them, our share capital or any of it, into shares of smaller nominal value than is fixed;

•         reduce our share capital and any fund reserved for capital redemption in any manner, and with and subject to any incident authorized, and consent required, by the Companies Law; and

•         reduce shares from our issued and outstanding share capital, in such manner that those shares shall be cancelled and the nominal par value paid for those shares will be registered on our books as capital fund, which shall be deemed as a premium paid on those shares which shall remain in our issued and outstanding share capital.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent five shares (or a right to receive five shares) deposited with Bank Hapoalim, as custodian for the depositary in Tel Aviv. Each ADS will also represent any other securities, cash or other property which may be held by the depositary.  The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

You may hold ADSs either (A) directly (1) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (2) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, or DTC.  If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder.  If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section.  You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights.  Israeli law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights.  A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so.  It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation”. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.  The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders,

(ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian.  Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Israel and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.  This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property. Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$.05 (or less) per ADS.	Any cash distribution to ADS holders.
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders.
$.05 (or less) per ADS per calendar year.	Depositary services.
Registration or transfer fees.	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.
Expenses of the depositary.	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement). Converting foreign currency to U.S. dollars.
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes.	As necessary.
Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a subdivision, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason.  If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment.  At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•         60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•         we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

•         we appear to be insolvent or enter insolvency proceedings;

•         all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•         there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•         there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary.  We and the depositary:

•         are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•         are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•         are not liable if we or it exercises discretion permitted under the deposit agreement;

•         are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•         have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•         are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•         may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•         payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•         satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•         compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•         when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our shares;

•         when you owe money to pay fees, taxes and similar charges; or

•         when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five  business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following is a description of the material Israeli income tax consequences of the ownership of our Ordinary Shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares and ADSs. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. As of January 2016, the corporate tax rate is 25%. In 2014-2015, the corporate tax rate was 26.5%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•         amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or advancement of the company, over an eight-year period, commencing on the year in which such rights were first exercised;

•         under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•         expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax Benefits and Grants for Research and Development

Under the R&D Law research and development programs which meet specified criteria and are approved by the OCS   are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the OCS. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire OCS grant is repaid, together with an annual interest generally equal to the 12 month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

The terms of the R&D Law also require that the manufacture of products developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the OCS. Under the regulations of the R&D Law, assuming we receive approval from the Chief Scientist to manufacture our OCS-funded products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel	Royalties to the Chief Scientist as a Percentage of Grant
Up to 50%	120%
between 50% and 90%	150%
90% and more	300%

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the Office of the Chief Scientist and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the R&D Law from obtaining the prior approval of the OCS. A company requesting funds from the OCS also has the option of declaring in its OCS grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the R&D Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the OCS approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its OCS grant application.

The know-how developed within the framework of the Chief Scientist plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the R&D Law. The approval, however, is not required for the export of any products developed using grants received from the Chief Scientist. The OCS approval to transfer know-how created, in whole or in part, in connection with an OCS-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the OCS calculated according to a formula provided under the R&D Law that is based, in general, on the ratio between the aggregate OCS grants to the company’s aggregate investments in the project that was funded by these OCS grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate OCS grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate OCS grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the OCS in case of transfer of know how outside Israel shall not exceed 6 times the value of the grants received plus interest, and in the event that the receiver of the grants ceases to be an Israeli corporation such payment shall not exceed 6 times the value of the grants received plus interest, with a possibility to reduce such payment to up to 3 times the value of the grants received plus interest if the R&D activity remains in Israel for a period of three years after payment to the OCS.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the R&D Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the R&D Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval or the OCS for certain actions and transactions and pay additional royalties to the OCS. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the R&D Law, requires a prior written notice to the OCS in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the R&D Law, we may be subject to criminal charges.

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•         The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•         The research and development must be for the promotion of the company; and

•         The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the income Tax Ordinance, 1961. Expenditures not so approved are deductible in equal amounts over three years.

From time to time we may apply the Office of the Chief Scientist for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

Tax Benefits

The Investment Law grants tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United

States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES AND AMERICAN DEPOSITORY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares and ADSs. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares or ADSs that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares or ADSs. This summary generally considers only U.S. Holders that will own our Ordinary Shares or ADSs as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the U.S. Internal Revenue Service, or IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares or ADSs in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares or ADSs as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares or ADSs representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold Ordinary Shares or ADSs through a partnership or other pass-through entity are not considered.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Ordinary Shares or ADSs, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares or ADSs (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares or ADSs are readily tradable on the NASDAQ Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC, as described below under “Passive Foreign Investment Companies”. A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares or ADSs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares or ADSs are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares or ADSs will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of it, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes and will generally be considered passive category income for such purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares or ADSs. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Taxation of the Disposition of Ordinary Shares or ADSs

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies”, upon the sale, exchange or other disposition of our Ordinary Shares or ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares or ADSs in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

Gain realized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares or ADSs will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares or ADSs is generally allocated to U.S. source income. The deductibility of a loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs is subject to limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

•         75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

•         At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

We believe that we will not be a PFIC for the current taxable year and do not expect to become a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election”, or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares or ADSs at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Ordinary Shares or ADSs while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our Subsidiaries are a PFIC. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our Ordinary Shares or ADSs which are regularly traded on a qualifying exchange, including the NASDAQ Capital Market, can elect to mark the Ordinary Shares or ADSs to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the Ordinary Shares or ADSs and the U.S. Holder’s adjusted tax basis in the Ordinary Shares or ADSs. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our Ordinary Shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares or ADSs in the event that we are a PFIC.

Tax on Net Investment Income

For taxable years beginning after December 31, 2013, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares or ADSs), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Ordinary Shares or ADSs

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares or ADSs.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Ordinary Shares or ADSs or gain from the disposition of our Ordinary Shares or ADSs if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; (2) in the case of a disposition of our Ordinary Shares or ADSs, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares or ADSs if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 28% with respect to cash dividends and proceeds from a disposition of Ordinary Shares or ADSs. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our Ordinary Shares or ADSs, unless such Ordinary Shares or ADSs are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts, or FBAR, if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

UNDERWRITING

We have entered into an underwriting agreement, dated         , 2016 with National Securities Corporation acting as the sole book-running manager and representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to the underwriter, the number of ADSs at the public offering price, less the underwriting discount, as set forth on the cover page of this prospectus and as indicated below:

Underwriters	Number of ADSs
National Securities Corporation
Lake Street Capital Markets, LLC

Total

A copy of the underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by its counsel and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of officer’s certificates and legal opinions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if they purchase any ADSs, other than those ADSs covered by the over-allotment option described below.

Over-Allotment Option to Purchase Additional ADSs

We have granted to the underwriters an option, exercisable no later than 45 calendar days after the date of the underwriting agreement to purchase up to      ADSs at a price, after the underwriting discount, of $     per ADS, from us to cover over-allotments. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional ADSs.

Discounts and Commissions

The following table summarizes the public offering price, underwriting discount and proceeds before expenses to us. These amounts are shown assuming both with no exercise and with full exercise of the over-allotment option. We estimate the total expenses payable by us for this offering to be up to approximately $    , which amount includes (i) the underwriting discount of      ($     if the underwriter’s over-allotment option is exercised in full), (ii) reimbursement of the accountable expenses of the underwriters equal to $125,000, including the legal fees of the underwriters being paid by us, and (iii) other estimated company expenses of approximately $    , which includes legal, accounting, printing costs and various fees associated with the registration and listing of our ADSs. Any advanced payments to the underwriters will be refundable to the extent not actually incurred in compliance with FINRA Rule 5110(f)(2)(C). In no event will the aggregated expenses reimbursed to the underwriters exceed $125,000. The fees and expenses of the underwriters that we have agreed to reimburse are not included in the underwriting discount set forth in the table below. The underwriting discount was determined through arms’ length negotiations between us and the underwriters.

	Per ADS	Total without Over-Allotment	Total with Over-Allotment
Public offering price	$		$

Underwriting discounts	$		$

Proceeds to us (before expenses)	$		$

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $_____________. This includes 8% selling discount plus $125,000 of fees and expenses of the underwriter. These expenses are payable by us.

The total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, are payable by us. In addition, we will reimburse the underwriters for expenses they incur in connection with this offering, including but not limited to reasonable legal fees, up to an aggregate amount of $75,000.

Lock-Up Agreements

We and each of our officers and directors have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our ADSs or other securities convertible into or exercisable or exchangeable for our ADSs for a period of 90 days after the effective date of the registration statement (of which this prospectus is a part) without the prior written consent of National Securities Corporation.

National Securities Corporation may, in its sole discretion and at any time without notice, release some or all of the ADSs subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release ADSs from the lock-up agreements, National Securities Corporation will consider, among other factors, the security holder’s reasons for requesting the release, the number of ADSs for which the release is being requested and market conditions at the time.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ADSs during and after the offering. Specifically, the underwriters may over-allot in connection with this offering by selling more ADSs than are set forth on the cover page of this prospectus. This creates a short position in our ADSs for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. To close out a short position, the underwriters may elect to exercise all or part of the over-allotment option. The underwriters may also elect to stabilize the price of our ADSs or reduce any short position by bidding for, and purchasing, ADSs in the open market.

The underwriters may also impose a penalty bid. This occurs when an underwriter or dealer repays selling concessions allowed to it for distributing a security in this offering because the underwriter repurchases that security in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our ADSs in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our ADSs at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

In connection with this offering, the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in our ADSs immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

•         a passive market maker may not effect transactions or display bids for our ADSs in excess of the highest independent bid price by persons who are not passive market makers;

•         net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our ADSs during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•         passive market making bids must be identified as such.

Other Terms

The underwriters and their affiliates may in the future provide various investment banking and other financial services for us, for which they may receive customary fees.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the underwriters. The underwriters may agree to allocate a number of ADSs to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters to selling group members that may make Internet distributions on the same basis as other allocations. In connection with the offering, the underwriters or selling group members may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of ADSs offered by this prospectus to accounts over which it exercises discretionary authority.

Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement (of which this prospectus forms a part), has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Foreign Regulatory Restrictions on Purchase of Securities Generally

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the securities offered by this prospectus, or the possession, circulation or distribution of this prospectus or any other material relating to us or the securities offered hereby in any jurisdiction where action for that purpose is required. Accordingly, the securities offered hereby may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the securities offered hereby may be distributed or published in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

The underwriters may arrange to sell securities offered by this prospectus in certain jurisdictions outside the United States, either directly or through affiliates, where it is permitted to do so.

EXPENSES

Set forth below is an itemization of the total expenses, excluding underwriting discounts, expected to be incurred in connection with the offer and sale of the ADSs by us.  With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates:

SEC registration fee	$1,007
FINRA filing fee	$1,880
Transfer agent fees and expenses	$—
Printer fees and engraving expenses	$45,000
Legal fees and expenses	$100,000
Accounting fees and expenses	$50,000
Miscellaneous	$52,113
Total	$250,000

LEGAL MATTERS

Certain legal matters concerning this offering will be passed upon for us by Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, New York, New York. Certain legal matters with respect to the legality of the issuance of the securities offered by this prospectus will be passed upon for us by Glusman & Co., Tel Aviv, Israel. Certain legal matters related to the offering will be passed upon for the underwriters by Duane Morris LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements of Nano Dimension Ltd. as of December 31, 2014 and December 31, 2015, and for each of the years in the three-year period ended December 31, 2015, have been included herein in reliance upon the report of Somekh Chaikin (a Member firm of KPMG International), independent registered public accounting firm, appearing herein and upon the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in the registration statement of which this prospectus forms a part, a substantial majority of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a substantial of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Glusman & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

•         the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

•         the judgment is final and is not subject to any right of appeal;

•         the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts;

•         adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

•         the liabilities under the judgment are enforceable according to the laws of the State of Israel and the judgment and the enforcement of the civil liabilities set forth in the judgment is not contrary to the law or public policy in Israel nor likely to impair the security or sovereignty of Israel;

•         the judgment was not obtained by fraud and does not conflict with any other valid judgments in the same matter between the same parties;

•         an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

•         the judgment is enforceable according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our ADSs. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information.

We maintain a corporate website at www.nano-di.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of our shareholders.

Nano Dimension Ltd.

Index of Financial Statements

As of December 31, 2015

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements as of December 31, 2015
Consolidated Statements of Financial Position	F-3
Consolidated Statements of Profit or Loss and Other Comprehensive Income	F-4
Consolidated Statements of Changes in Equity (Deficit)	F-5 – F-6
Consolidated Statements of Cash Flow	F-7
Notes to the Consolidated Financial Statements	F-8 - F-29

Index of Interim Financial Information

As of June 30, 2016

Page

Interim Financial Information as of June 30, 2016
Consolidated Statements of Financial Position	F-29
Consolidated Statements of Profit or Loss and Other Comprehensive Income	F-30
Consolidated Statements of Changes in Equity	F-31

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders Nano Dimension Ltd.

We have audited the accompanying consolidated statements of financial position of Nano Dimension Ltd. (hereinafter — the “Company”) and its subsidiary as of December 31, 2014 and 2015 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiary as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International
Tel-Aviv, Israel
March 7, 2016

Nano Dimension Ltd.
Consolidated Statements of Financial Position

		December 31,
	Note	2014	2015	Convenience translation into US dollars (Note 2R) December 31, 2015
		Thousand NIS	Thousand NIS	Thousand USD
Assets
Cash and cash equivalents	3	806	33,811	8,665
Restricted deposits		—	500	128
Other receivables	4	479	1,030	264
Total current assets		1,285	35,341	9,057

Restricted deposits		—	428	110
Property plant and equipment, net	5	1,135	4,414	1,131
Intangible assets	2.K	—	11,355	2,910
Total non-current assets		1,135	16,197	4,151
Total assets		2,420	51,538	13,208

Liabilities
Trade payables		210	1,727	442
Other payables	6	1,027	1,814	465
Loans from controlling shareholders	7	150	—	—
Total current liabilities		1,387	3,541	907

Liability in respect of government grants	8	370	993	254
Total liabilities		1,757	4,534	1,161

Equity
Share capital	10	2,337	3,863	990
Share premium		14,334	63,054	16,160
Treasury shares		(5,260)	(5,260)	(1,348)
Warrants		2,466	6,934	1,777
Capital reserve from transactions with controlling shareholders		1,866	1,866	478
Capital reserve for share-based payments		62	12,681	3,250
Accumulated loss		(15,142)	(36,134)	(9,260)
Total equity		663	47,004	12,047
Total liabilities and equity		2,420	51,538	13,208

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.
Consolidated Statements of Profit or Loss and Other Comprehensive Income

		For the Year Ended December 31,
	Note	2013	2014	2015	Convenience translation into US dollars (Note 2R) Year ended December 31, 2015
		Thousand NIS	Thousand NIS	Thousand NIS	Thousand USD
Research and development expenses, net	11.A	806	3,339	11,153	2,858
General and administrative expenses	11.B	134	1,426	11,229	2,878
Other income		40	62	6	1
Operating loss		(900)	(4,703)	(22,376)	(5,735)
Listing expenses		—	9,358	—	—
Finance income	11.C	1	1	1,529	392
Finance expense	11.C	35	118	145	37
Total comprehensive loss		(934)	(14,178)	(20,992)	(5,380)
Basic and diluted loss per share (in NIS)	13	(0.25)	(1.11)	(0.78)	(0.2)

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.
Consolidated Statements of Changes in Equity

	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Accumulated loss	Total equity	Convenience translation into US dollars (Note 2R)
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand USD
For the year ended December 31, 2015:
Balance as of January 1, 2015	2,337	14,334	(5,260)	2,466	1,866	62	(15,142)	663	170
Issuance of ordinary shares and warrants, net	1,498	48,054	—	4,532	—	—	—	54,084	13,861
Exercise of warrants and options	28	666	—	(64)	—	(109)	—	521	134
Share-based payments	—	—	—	—	—	12,728	—	12,728	3,262
Net loss	—	—	—	—	—	—	(20,992)	(20,992)	(5,380)
Balance as of December 31, 2015	3,863	63,054	(5,260)	6,934	1,866	12,681	(36,134)	47,004	12,047

	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Other capital reserves	Accumulated loss	Total equity (deficit)
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS
For the year ended December 31, 2014:
Balance as of January 1, 2014(*)	1,743	10,196	(5,260)	2,466	776	—	(9,145)	(964)	(188)
Effect of reverse acquisition	—	—	—	—	—	—	9,145	—	9,145
Issuance of share capital, net	594	4,138	—	—	—	—	—	—	4,732
Capital contribution from transactions with controlling shareholders	—	—	—	—	1,090	—	—	—	1,090
Share-based payments	—	—	—	—	—	62	—	—	62
Net loss	—	—	—	—	—	—	—	(14,178)	(14,178)

Balance as of December 31, 2014	2,337	14,334	(5,260)	2,466	1,866	62	—	(15,142)	663

____________

(*)      Restated as a result of the retroactive implementation of a reverse acquisition.

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.
Consolidated Statements of Changes in Equity (Continued)

	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Other capital reserves	Accumulated loss	Total equity (deficit)
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS
For the year ended December 31, 2013:(*)
Balance as of January 1, 2013	1,743	10,196	(5,260)	2,466	23	(9,145)	(30)	(7)
Capital contribution from transactions with controlling shareholders	—	—	—	—	753	—	—	753
Net loss	—	—	—	—	—	—	(934)	(934)

Balance as of December 31, 2013	1,743	10,196	(5,260)	2,466	776	(9,145)	(964)	(188)

____________

(*)      Restated as a result of the retroactive implementation of a reverse acquisition.

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.
Consolidated Statements of Cash Flow

	For the Year Ended December 31,
	2013(*)	2014	2015	Convenience translation into US dollars (Note 2R) Year ended December 31, 2015
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand USD
Cash flow from operating activities:
Net loss	(934)	(14,178)	(20,992)	(5,380)
Adjustments:
Depreciation	5	30	141	36
Listing expenses	—	9,193	—	—
Revaluation of controlling shareholders loans	32	36	25	6
Government grants in respect of research and development expenses	—	(188)	—	—
Revaluation of liability in respect of government grants	—	42	77	20
Revaluation of derivative instruments	—	—	(1,434)	(368)
Other financing expenses	—	—	292	75
Controlling shareholder wages and accompanying expenses	715	1,051	—	—
Loss from disposal of property plant and equipment	—	—	206	53
Share-based payments	—	62	7,440	1,907
	752	10,226	6,747	1,729
Changes in assets and liabilities:
Increase in other receivables	(5)	(429)	(423)	(109)
Increase in other payables	71	703	610	156
Increase in trade payables	—	210	1,069	274
	66	484	1,256	321
Net cash used in operating activities	(116)	(3,468)	(12,989)	(3,330)

Cash flow from investing activities:
Investment in restricted bank deposits	—	—	(928)	(238)
Decrease in short term deposits	36	—	—	—
Development expenditure capitalized as intangible assets	(30)	—	(5,819)	(1,491)
Acquisition of property plant and equipment	—	(1,131)	(3,331)	(853)
Net cash provided by (used in) investing activities	6	(1,131)	(10,078)	(2,582)

Cash flow from financing activities:
Cash acquired upon reverse acquisition	—	79	—	—
Proceeds from issuance of ordinary shares and warrants, net		4,732	55,518	14,228
Exercise of warrants and options	—		521	134
Short-term loans received	—	65	—	—
Amounts recognized in respect of government grants liability	—	516	500	128
Proceeds from controlling shareholder loans	88	37	—	—
Payment of controlling shareholder loans	(23)	(29)	(175)	(45)
Net cash provided by financing activities	65	5,400	56,364	14,445
Increase (decrease) in cash and cash equivalents	(45)	801	33,297	8,533
Cash and cash equivalents at beginning of the year	50	5	806	207
Effect of exchange rate fluctuations on cash and cash equivalents	—	—	(292)	(75)
Cash and cash equivalents at end of year	5	806	33,811	8,665

____________

(*)      Restated as a result of the retroactive implementation of a reverse acquisition.

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 1 — General

A.      Reporting Entity

Z.B.I. Ltd. was established in Israel in 1960 and its shares have been traded on the Tel Aviv Stock Exchange since 1977. On March 7, 2014, Z.B.I. Ltd. distributed the shares of its subsidiary, B.G.I. Investments (1961) Ltd., to its shareholders (dividend in-kind), such that after said distribution, it became a “shell corporation”. On October 29, 2014, Z.B.I. Ltd. changed its name to its current name, Nano Dimension Ltd. (hereinafter — the “Company”). As of the date of the completion of the reverse acquisition (see subsection B, infra), the Company engages, by means of the subsidiary Nano Dimension Technologies Ltd. (hereinafter — “Nano — Technologies”), in research and development of a three-dimensional (3-D) printer (which prints electronic circuits boards- PCB cards) and development of nanotechnology based conductive ink, which are products that are necessary, supplementary, and tangential (accessorial) to the 3-D printer and printing of conductors in general.

Since August 25, 2014, the Company has devoted substantially all of its financial resources to develop its products and has financed its operations primarily through the issuance of equity securities. The amount of the Company’s future net losses will depend, in part, on completing the development of its products, the rate of its future expenditures and its ability to obtain funding through the issuance of securities, strategic collaborations or grants. The Group has not yet commercialized any of its products and has not generated any revenue. The Group’s ability to generate revenue and achieve profitability depends on its ability to successfully complete the development of, and to commercialize, its products. The Group was able to obtain funding thus far and believes it has enough funding to complete the development of its products.

B.      On August 25, 2014, the acquisition of Nano — Technologies by the Company (hereinafter- the “Acquisition”) was completed, and the shareholders of Nano — Technologies received approximately 37.38% of the Company’s ordinary shares. Based on the guidance in International Financial Reporting Standards (hereinafter — “IFRS”) 3 Business Combinations, this transaction was accounted for by analogy to a reverse acquisition, as the shareholders of Nano — Technologies hold significantly more voting rights than any other vote holder with the other shareholdings widely dispersed, and the former shareholders of Nano — Technologies dominate the management of the Company. Hence, it was determined that the Company was the acquired entity for accounting purposes and that the Company was not an actual business (but rather a public shell corporation). The financial statements were prepared as a continuation of Nano — Technologies’ financial statements and the assets and liabilities have been recognized at their carrying amounts in Nano — Technologies immediately prior to the transaction. Furthermore, the Company’s comparative figures were restated to reflect Nano — Technologies’ financial position and operating results as if it has always owned the operations acquired in the Acquisition.

In light of the above, balances of assets, liabilities and expenses which refer to the Company’s past operations prior to the Acquisition are excluded from these financial statements, except for adjusting retroactively the legal share capital to reflect the legal share capital of the Company.

The consideration for the Acquisition consists of shares issuance listing expenses, which in accordance with IFRS 2 Share-based Payment, were recognized in the statement of Profit or Loss and Other Comprehensive Income in the amount of NIS 9,358,000. The amount of the expenses represents the effective cost of the Acquisition of the Company, and was determined based on the fair value of the Company’s traded shares, a public shell on the Acquisition date.

The Company’s ordinary shares are traded on the Tel Aviv Stock Exchange. In addition, the Company’s American Depositary Shares (“ADSs”) are quoted on the OTCQX. In February 2016, the Company received approval for listing its ADSs on the Nasdaq Capital Market.

C.      Definitions

In these financial statements —

The Company — Nano Dimension Ltd.

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 1 — General (cont.)

The Group — The Company and Nano — Technologies.

Related party — Within its meaning in International Accounting Standards (hereinafter — “IAS”) 24 (2009) Related Party Disclosures.

Note 2 — Summary of Significant Accounting Policies

Nano — Technologies’ accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

A.      Basis for presentation of the financial statements

The Group’s financial statements as of December 31, 2015 and December 31, 2014 and for each of the two years in the period ended on December 31, 2015 comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The financial statements have been prepared under the historical cost convention, subject to adjustments for revaluation of certain financial liabilities (including derivative instruments) to fair value through profit or loss.

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 7, 2016.

B.      Use of estimates and judgments

The preparation of financial statements in conformity with IFRS as issued by the IASB requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Company to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Below is information about assumptions made by the Group with respect to estimates and judgments:

-         Contingent liabilities

The evaluations of provisions and contingent liabilities are based on best professional judgment, taking into consideration the stage of the proceedings, as well as cumulative legal experience in the various topics. Whereas the results of the lawsuits shall be determined by the courts, these results may differ from these evaluations.

-         Intangible assets

On August 1, 2015, the Group met all the required conditions to recognize intangible assets in accordance with IAS 38 Intangible Assets and started recognizing intangible assets arising from internal development. The capitalization is the outcome of meeting all the criteria in IAS 38, which are development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset. Development expenses in the period until August 1, 2015 were expensed as incurred.

C.      Subsidiary

A subsidiary is an entity controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of the subsidiary are included in the consolidated financial

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

statements from the date that control commences until the date that control is lost. The accounting policies of the subsidiary are aligned with the policies adopted by the Group.

D.      Functional currency and presentation currency

(1)      Functional currency and presentation currency

These financial statements are presented in New Israeli Shekels (NIS), which is the Group’s functional currency. The figures in the tables are rounded to the nearest one thousand, unless otherwise noted. The NIS is the currency that represents the principal economic environment in which the Group operates.

(2)      Foreign currency transactions

Transactions in foreign currencies (currency other than the NIS) are translated to the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising on translation are recognized in profit or loss.

(3)      Index linked financial items

Financial assets and liabilities which according to their terms are linked to changes in the Israeli Consumer Price Index (hereinafter — the “Index”) are adjusted according to the relevant Index on every reporting date in accordance with the terms of the agreement. Linkage differences deriving from said adjustment are recorded to profit and loss.

(4)      Below are details regarding the Index and the exchange rate of the U.S. dollar (hereinafter — “Dollar” or “$”):

	Consumer Price Index	Dollar
December 31, 2015	101.184	3.902
December 31, 2014	102.1	3.889
December 31, 2013	102.3	3.471
Change in percentages:
Year ended December 31, 2015	(0.9)	0.33
Year ended December 31, 2014	(0.2)	12.0
Year ended December 31, 2013	1.8	(7.0)

E.      Financial instruments

(1)      Non-derivative Financial assets

Initial recognition of financial assets

The Group initially recognizes loans and receivables and deposits on the date that they are created. Non-derivative financial instruments are comprised of other receivables and cash and cash equivalents.

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Regular way sales of financial assets are recognized on the trade date, meaning on the date the Group undertook to sell the asset.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash and cash equivalents and other receivables.

Cash and cash equivalents

Cash and cash equivalents include cash balances available for immediate use.

Cash equivalents include short-term deposits with a banking corporation (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

(2)      Non derivative Financial Liabilities

Non-derivative financial liabilities include loans and borrowings from banking corporations and others, and trade and other payables.

Initial recognition of financial liabilities

The Group initially recognizes financial liabilities on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Transaction costs directly attributable to an expected issuance of an instrument that will be classified as a financial liability are recognized as an asset in the framework of deferred expenses in the statement of financial position. These transaction costs are deducted from the financial liability upon its initial recognition, or are amortized as financing expenses in the statement of Profit or Loss and Other Comprehensive Income when the issuance is no longer expected to occur.

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

(3)      Derivative Financial Liabilities- Determination of fair value

Preparation of the financial statements requires the Group to determine the fair value of certain assets and liabilities. Further information about the assumptions that were used to determine fair value is included in Note 15.H, on financial instruments.

When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

•         Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•         Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

•         Level 3: inputs that are not based on observable market data (unobservable inputs).

F.       Property plant and equipment

Property plant and equipment are presented according to cost, including directly attributed acquisition costs, less accumulated depreciation and losses from accrued decrease in value. Improvements and upgrades are included in the assets’ costs whereas maintenance and repair costs are recognized in profit and loss as accrued.

The depreciation is calculated in equal yearly rates during the period of the useful life of the assets, as follows:

%
Development equipment	7 - 15
Computers	33
Furnishings and equipment	7 - 15
Leasehold Improvements	Over the period of the rental agreement

G.      Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the assessments of market participants regarding the time value of money and the risks specific to the asset, for which the estimated future cash flows from the asset were not adjusted.

An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

H.      Provisions

A provision for claims is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. When the value of time is material, the provision is measured at its present value.

I.        Treasury shares

When share capital recognized as equity is repurchased by the Group, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity.

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

Repurchased shares are classified as treasury shares. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus on the transaction is carried to share premium, whereas a deficit on the transaction is deducted from retained earnings.

J.       Other Income

Other Income was generated from specific projects that are not a part of the Group’s core business and are treated as non-recurring income that is recognized as other income in the reporting period for which the services were provided.

K.      Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset.

The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. During 2015, the Group capitalized development expenses with regard to the internal development of a product in an amount of NIS 11,355 thousands. Other research and development expenditure is recognized in profit or loss as incurred.

Since the products currently in development are not yet ready for sale, the Group did not start amortizing the intangible asset arising from capitalization of development expenses.

L.       Government grants

Government grants are recognized initially at fair value when there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant.

Grants from the Israeli Office of the Chief Scientist of the Ministry of Economy (hereinafter — the “OCS”) in respect of research and development projects are accounted for as forgivable loans according to IAS 20 Accounting for Government Grants and Disclosure of Government Assistance. Grants received from the OCS are recognized as a liability according to their fair value on the date of their receipt, unless on that date it is reasonably certain that the amount received will not be refunded. The amount of the liability is reexamined each period, and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in profit or loss. The difference between the amount received and the fair value on the date of receiving the grant is recognized as a deduction of research and development expenses.

M.      Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards.

Share-based payment arrangements in which the subsidiary grants rights to parent company equity instruments to its employees are accounted for by the Group as equity-settled share-based payment transactions.

N.      Employee benefits

The Group’s liability for severance pay for its employees is calculated pursuant to Israeli Severance Pay Law (1963) (hereinafter the “Severance Pay Law”). The Group’s liability is covered by monthly deposits with severance pay funds, insurance policies and by an accrual on the consolidated statements of financial position. For all of

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

the Group’s employees, the payments to pension funds and to insurance companies exempt the Group from any obligation towards its employees, in accordance with Section 14 of the Severance Pay Law, which is accounted for as a defined contribution plan. Accumulated amounts in pension funds and in insurance companies are not under the Group’s control or management and, accordingly, neither those amounts nor the corresponding accrual for severance pay are presented in the consolidated statements of financial position.

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss in the periods during which related services are rendered by employees.

O.      Loss per share

The Group presents basic and diluted loss per share for its ordinary shares. Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for treasury shares. Diluted loss per share is determined by adjusting the loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, after adjustment for treasury shares, for the effects of all dilutive potential ordinary shares, which comprise share options and share options granted to employees.

P.      The operating cycle

The operating cycle period of the Group is 12 months.

Q.      New standards and interpretations not yet adopted

(1)      IFRS 9 (2014) — Financial Instruments

IFRS 9 Financial Instruments published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment of financial assets and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. It will be applied retrospectively with some exemptions.

The Group is assessing the potential impact on its financial statements resulting from the application of IFRS 9.

(2)      IFRS 15 — Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 provides new and more extensive disclosure requirements than those that exist under current guidance.

IFRS 15 is applicable for annual periods beginning on or after January 1, 2017 and earlier application is permitted. IFRS 15 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete.

The Group is assessing the potential impact on its financial statements resulting from the application of IFRS 15.

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

(3)      IFRS 16 — Leases

IFRS 16 Leases replaces IAS 17 — Leases and its related interpretations. The standard’s instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present.

The standard will become effective for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also early adopted IFRS 15 Revenue from contracts with customers.

The standard includes a number of alternatives for the implementation of transitional provisions, so that companies can choose one of the following alternatives at the implementation date: full retrospective implementation or implementation from the effective date while adjusting the balance of retained earnings at that date.

The Group has not yet commenced examining the effects of adopting the amendments on the financial statements.

R.      Convenience translation into U.S. dollars

For the convenience of the reader, the reported NIS figures as of December 31, 2015 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2015 (NIS 3.902 = $1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Note 3 — Cash and cash equivalents

	December 31,
	2014	2015
	Thousand NIS	Thousand NIS
Bank accounts	726	33,811
Bank deposits	80	—
	806	33,811

Note 4 — Other receivables

	December 31,
	2014	2015
	Thousand NIS	Thousand NIS
Government authorities	428	639
Others	51	391
	479	1,030

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 5 — Property plant and equipment

	Development equipment	Computers	Furniture and equipment	Leasehold improvements	Total
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS
Cost
As of January 1, 2014	7	6	24	2	39
Additions	1,005	81	13	32	1,131
As of December 31, 2014	1,012	87	37	34	1,170
Additions	2,047	654	116	910	3,727
Disposals	(161)	—	(5)	(58)	(224)
As of December 31, 2015	2,898	741	148	886	4,673

Depreciation accrued
As of January 1, 2014	1	1	2	1	5
Additions	17	7	4	2	30
As of December 31, 2014	18	8	6	3	35
Additions	111	111	7	13	242
Disposals	(12)	—	— *	(6)	(18)
As of December 31, 2015	117	119	13	10	259

Carrying amount
As of December 31, 2015	2,781	622	135	876	4,414
As of December 31, 2014	994	79	31	31	1,135

During the year ended December 31, 2015, the Group acquired property plant and equipment on credit in the amount of NIS 395,544.

Depreciation expenses include expenses in an amount of approximately NIS 101,000 that were capitalized to an intangible asset- see note 2.K.

Note 6 — Other payables

	December 31,
	2014	2015
	Thousand NIS	Thousand NIS
Accrued expenses	532	215
Employees and related liabilities	223	1,090
Government authorities	105	316
Advance from government grants(*)	127	—
Current maturities in respect of government grants(*)	—	96
Others	40	97
	1,027	1,814

____________

(*)      See Note 8.

Note 7 — Loans from controlling shareholders

The loans granted by certain of the Company’s controlling shareholders do not bear interest. Implied interest expenses have been recognized in these financial statements with respect to such loans.

The loans have been recorded at their present values (discount of NIS 25,000 in 2014).

In May 2015, the Group repaid in full the controlling shareholders loans.

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 8 — Liability in respect of government grants

	2014	2015
	Thousand NIS	Thousand NIS
Balance as of January 1	—	370
Amounts recognized during the year	643	883
Amounts not yet recognized as a grant (advances)	(127)	—
Amounts not yet received	—	142
Amounts recognized as an offset from research and development expenses	(188)	(383)
Revaluation of the liability	42	77
Balance as of December 31	370	1,089
Current maturities in respect of government grants	—	(96)
Long term liability in respect of government grants	370	993

On September 30, 2014, Nano-Technologies received an approval from the OCS to finance a development project in a scope of up to NIS 3,700,000, while the OCS’s share of financing the aforesaid amount would be up to 50%. In consideration, Nano-Technologies undertook to pay the OCS royalties in the rate of 3% of the future sales up to the amount of the grants received. During 2015, the Group received grants from the OCS in a total amount of approximately NIS 883,000. In addition, NIS 142,000 are grants that the Group is entitled to receive but were not yet received. On the date on which the grants were received, the Group recognized liability in a total of approximately NIS 500,000, which was calculated based on discounting the Group’s management estimations regarding the royalties that are expected to be paid to the OCS from future expected sales. The difference between the recognized grant and the value of the liability on the initial recognition date amounted to approximately NIS 383,000 and was recognized in profit and loss as a decrease in research and development expenses.

On December 22, 2015, Nano-Technologies received a grant approval from the OCS to support its development of a 3D PCB printer. The approved budget is up to NIS 4.4 million, and the contribution by the OCS to the research and development budget is 50% of expenditures. As of the balance sheet date, the Group had not yet received grants with respect to this approval.

Note 9 — Commitments and contingent liabilities

A.      Commitments

On September 15, 2014, Nano-Technologies engaged in a licensing agreement with Yissum — Research Development Company of the Hebrew University of Jerusalem, Ltd. (hereinafter — “Yissum”), whereby Nano-Technologies would be granted an exclusive right to use the patents owned by Yissum, which will enable Nano-Technologies to manufacture nano-conductive ink for printing electronic circuits with a unique method. In consideration for the exclusive usage right as stated, Nano-Technologies will pay Yissum royalties of approximately 3% of the total sales of the conductive ink (which are generated for Nano-Technologies after the conclusion of the development process and the beginning of the actual production and sale). The term of the licensing agreement is for the duration of the patents and patent requests.

On April 2, 2015, Nano-Technologies and Yissum entered into an amended and restated agreement pursuant to which the license granted to Nano-Technologies was expanded such that Nano-Technologies received exclusive rights for use of a unique method to produce silver nano-particles for the production of conductive ink for any purpose and any potential market that it defines as a target market. In addition, on May 14, 2015, in connection with the entry into the amended and restated agreement, the Company’s board of directors approved a grant of 559,097 non-tradable share-options to Yissum. The share options are immediately exercisable into 559,097 ordinary shares par value NIS 0.1 each of the Company during a period of five years and in consideration for an exercise price of NIS 2.7 per share. Subsequent to the above transaction and considering further developments, management performed a reassessment and determined that there are no clear plans on starting research and development projects for the use of the unique method to produce silver nano-particles for the production of conductive ink for any new purpose and any new potential market in the foreseeable future. Accordingly, the cost of the license was impaired and recognized as an expense.

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 9 — Commitments and contingent liabilities (cont.)

B.      Contingent liabilities

On March 19, 2015, a claim was filed in the amount of NIS 20 million against the Company, Nano-Technologies, shareholders of the Company, officers and employees of the Group (hereinafter — the “Defendants”). The claim was filed by a third party (hereinafter — the “Plaintiff”) alleging that commercial secrets and technology that were developed by such third party in the field of printing with ink injection and printing 3-D entities was stolen, allegedly through an officer and additional employee of the Group that were employed thereby in the past. In addition, the Plaintiff sought to order the Defendants, if a claim is accepted, to cease to make use of the know-how and technology at the subject of the claim.

In May 2015, the Group filed a statement of defense, within which the Group denied the allegations attributed to it in the statement of claim, and in which it argues, inter alia, that it did not steal or make use of intellectual property or trade secrets belonging to the Plaintiff, that the production of ink based on silver nano-particles is based on a license lawfully held by the Group from Yissum, and on the basis of a specialized formulation developed by its staff, that the 3-D printing technology used by the Group is materially different from the printing technologies of the Plaintiff and that the patent applications filed by the Group in the United States claim technological inventions that are independent developments of the Group.

In October 2015, following the request of an officer and employee to dismiss the claim against them, and the consent of the plaintiff to delete the claim (while maintaining the right to file a claim against them in the Labor Court at a later date), the court ordered the dismissal of the claim only against the officer and the employee, and ordered the Plaintiff to pay expenses.

As of the date of the approval of the financial statements, in light of the preliminary stage of the proceeding, and before a document discovery process occurs and having all of the information and facts related to the matter, the Group, after taking legal advice, is unable to assess the chances of the claim. The financial statements do not include a provision for the aforesaid claim.

Note 10 — Equity

A.      The Company’s share capital (in thousands of shares of NIS 0.1 par value)

	Ordinary shares
	2014	2015
Issued and paid-up share capital as at January 1	6,931	19,071
Issued for cash during the period	5,936	14,975
Issued in reverse acquisition	6,204	—
Exercise of share options during the period	—	275
Issued and paid-up share capital as at December 31	19,071	34,321
Authorized share capital	200,000	200,000

B.      Transactions with issued and paid up share capital

On May 18, 2014, the Company engaged with Nano-Technologies and its shareholders in a contingent agreement for a private placement (hereinafter — the “Agreement”), such that after the completion of the transaction, the Company will hold all of the issued and paid up capital of Nano-Technologies, and the shareholders of Nano-Technologies (hereinafter — the “Offerees”) will be related parties in the Company and will appoint directors on their behalf (hereinafter — the “Transaction” or the “Merger Transaction”). The completion of the Transaction was contingent upon the fulfillment of completion of raising capital in a total amount of $1,500,000 that will be raised from investors in return to allocation of shares (hereinafter — “Capital Raising”).

On the date of the completion of the Transaction, and subject to the completion of the Capital Raising as stated, and subject to the fulfillment of the conditions precedent set forth in the Agreement, the Offerees will transfer to the Company all of their holdings in the shares of Nano-Technologies, constituting all of the issued and paid up

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 10 — Equity (cont.)

capital, and in consideration the Company will allocate to Offerees 6,931,303 ordinary shares par value NIS 0.1 each of the Company which will constitute, after their allocation, and after the allocation of the Capital Raising shares, holdings at a rate of approximately 37.38% of the issued and paid up share capital of the Company and 4,322,329 non-tradable warrants that are exercisable into 4,322,329 ordinary shares par value NIS 0.1 each of the Company in an exercise price of NIS 0.8655 per share, provided that the Group meets the milestones set forth in the Agreement.

The milestones are based on the Company’s revenues and market capitalization in the Tel Aviv Stock Exchange. As part of the Company’s engagement in the Merger Transaction, the Company engaged on July 3, 2014 in a private placement agreement with a third party (hereinafter — the “Investor”), whereby in consideration for a total of approximately NIS 2,569,000, the Company will allocate to the Investor 2,967,938 ordinary shares par value NIS 0.1 of the Company. As a part of the Agreement, the Investor was given the right to appoint a director on its behalf to the Company’s board of directors and the right to join a private allocation to the current related parties of the Company, in the event that the Company seeks to raise additional cash capital.

In addition, the Company engaged in agreements with additional investors whereby in consideration for a total of approximately NIS 1,378,000, the Company will allocate to investors 1,592,143 ordinary shares par value NIS 0.1 and it was determined that as a part of raising the capital, the Company will allocate to related parties therein 1,375,794 ordinary shares par value NIS 0.1 in consideration for a total of approximately NIS 1,191,000.

On August 17, 2014, the general meeting of the Company’s shareholders approved the Merger Transaction, including the allocation of shares and non-tradable warrants to Offerees and the allocation of shares to Investors and related parties. On August 25, 2014, the Merger Transaction, including the Capital Raising as stated was completed, and therefore, as of this date, the Company holds all of the issued and paid up capital of Nano-Technologies. This transaction was accounted for by analogy to a reverse acquisition, with the financial statements prepared as a continuation of Nano–Technologies financial statements, while the equity was adjusted to reflect retroactively the legal share capital of the Company.

In January 2015, the Company completed fund raising, in which the Company issued to investors 1,508,572 ordinary shares par value NIS 0.1 of the Company, which constituted approximately 7.5% of the issued and paid up share capital of the Company at that time, and 1,508,572 non-tradable warrants, which are exercisable into 1,508,572 ordinary shares par value NIS 0.1 of the Company according to the exercise terms determined. In addition, the Company has undertaken vis-à-vis the investors a price adjustment mechanism that will be activated if, during a period of 18 months from the issuance date, the Company performs additional fundraising, within which shares are allocated at a price that is lower than NIS 1.4 per share. The immediate consideration (gross) received as a result of the aforesaid fund raising amounted to a total of NIS 2,112,000. The immediate consideration (net) received as a result of the aforesaid fund raising amounted to a total of NIS 2,065,000. From the net issuance consideration, a total of approximately NIS 91,000 was attributed to the fair value of a financial derivative (adjustment mechanism). The remainder of the issuance consideration was attributed to equity instruments (shares and warrants), based on their relative fair value near the issuance date. Accordingly, a total of NIS 1,542,000 was attributed to shares and NIS 432,000 was attributed to warrants.

On February 16, 2015, the general meeting of the Company’s shareholders approved a private placement of 285,715 ordinary shares par value NIS 0.1 each of the Company, which constituted approximately 1.4% of the issued and paid up share capital on the same date and 285,715 non-tradable warrants, which are exercisable into 285,715 ordinary shares par value NIS 0.1 each of the Company according to the exercise terms determined, to the chairman of the Company’s board of directors and an additional director of the Company. The immediate consideration (gross and net) received as a result of the aforesaid fund raising amounted to a total of NIS 400,000.

The shares and warrants were issued in April 2015. In addition, the Company has undertaken vis-à-vis the investors a price adjustment mechanism that will be activated if, during a period of 18 months from the issuance date, the Company performs additional fundraising, within which shares are allocated at a price that is lower than NIS 1.4 per share. The issuance consideration was allocated to equity instruments (shares and warrants), based on the relative fair value thereof on the issuance date. Accordingly, a total of approximately NIS 254,000 was attributed to shares and a total of approximately NIS 146,000 was attributed to warrants.

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 10 — Equity (cont.)

In March 2015, the Company completed additional fund raising from investors and related parties of the Company, in which the Company issued 3,956,545 ordinary shares par value NIS 0.1 of the Company, which constituted approximately 16.5% of the Company’s issued and paid up share capital at the time. In addition, the Company has undertaken vis-à-vis the investors a price adjustment mechanism that will be activated if the Company performs additional fundraising during a period of 18 months from the issuance date, within which shares are allocated at a price that is lower than NIS 1.65 per share, or if shares are allocated at a price equal to or less than NIS 2 thereafter. The immediate consideration (gross) received as a result of the aforesaid fund raising amounted to a total of approximately NIS 6,528,000. The immediate consideration (net) received as a result of the aforesaid fund raising amounted to a total of approximately NIS 6,402,000. From the net issuance consideration, a total of approximately NIS 37,000 was attributed to a financial derivative (adjustment mechanism), in accordance with a valuation calculated by the Company with the assistance of an external appraiser. The remainder of the issuance consideration in the amount of approximately NIS 6,365,000 was attributed to share capital.

On July 29, 2015, the Company completed additional fund raising from investors and related parties of the Company, in which the Company issued 7,671,089 ordinary shares par value NIS 0.1 each of the Company, which constituted approximately 23.61% of the issued and paid up share capital of the Company on the same date and 3,835,546 non-tradable warrants, which are exercisable into 3,835,546 ordinary shares par value NIS 0.1 each of the Company, according to the exercise terms determined. In addition, the Company has undertaken vis-à-vis the investors a price adjustment mechanism that will be activated if the closing price of the Company’s shares at the end of 60 days after the completion of the allocation and the average closing price of a share of the Company on the five days before the 60th day is less than NIS 5.5. Under this mechanism, the investors will be entitled to an allocation of shares that will reflect the difference between the share price and the price paid by them (hereinafter — the “Compensation”), while the share price based on which the Compensation is calculated will not be less than NIS 4.75. In addition, the Company undertook vis-à-vis the investors an additional price adjustment mechanism that will be activated if the Company performs additional fundraising during a period of 12 months from the allocation date, within which shares are allocated a price that is less than NIS 5.5 per share. The immediate (gross) consideration received in the issuance amounted to a total of approximately NIS 42,191,000. The net issuance consideration (after the reduction of issuance expenses) amounted to a total of approximately NIS 38,706,000. From the net issuance consideration, a total of approximately NIS 1,306,000 was attributed to a financial derivative (adjustment mechanism), in accordance with a valuation calculated by the Company with the assistance of an external appraiser. The remaining of the issuance consideration was attributed to equity instruments (shares and warrants), based on their relative fair value on the issuance date. Accordingly, a total of NIS 34,203,000 was attributed to shares and NIS 3,197,000 was attributed to warrants.

On December 1, 2015, the Company issued, as an extension to the issuance in July 29, 2015, pursuant to a private placement, an aggregate of 1,552,877 ordinary shares par value NIS 0.1 each of the Company. In addition, the Company issued non-tradable warrants to purchase up to 776,440 ordinary shares par value NIS 0.1 each of the Company at an exercise price of NIS 9.00 per share. These warrants will expire 24 months from the date of issuance. The total (gross) consideration was approximately NIS 8,541,000. The total (net) consideration was approximately NIS 7,946,000, which was attributed to equity instruments (shares and warrants), based on their relative fair value on the issuance date. Accordingly, a total of NIS 7,188,000 was attributed to shares and NIS 758,000 was attributed to warrants.

C.      Treasury shares

As of December 31, 2015, the Company holds 527,032 ordinary shares par value NIS 0.1 of the Company, constituting approximately 1.5% of its issued and paid up share capital.

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 11 — Further detail of profit or loss sections

	For the year ended December 31
	2013	2014	2015
	Thousands NIS	Thousands NIS	Thousands NIS
A. Research and development expenses
Payroll	715	1,565	11,268
Materials	37	292	2,299
Subcontractors	—	1,290	7,696
Patent registration	—	117	238
Depreciation	2	30	242
Rental fees and maintenance	49	166	878
Other	3	67	378
	806	3,527	22,999
Less – Development expenditure capitalized as intangible assets	—	—	(11,463)
Less – government grants	—	(188)	(383)
	806	3,339	11,153

B. General and administrative expenses
Payroll	—	491	3,208
Fees	4	70	108
Professional services	93	525	4,525
Directors pay	—	192	2,643
Office expenses	13	37	315
Other	24	111	430
	134	1,426	11,229

C. Finance income
Exchange rate differences	1	1	95
Revaluation of derivative instruments	—	—	1,434
	1	1	1,529
Finance expense
Interest on controlling shareholders loans	32	36	25
Bank fees and exchange rate differences	3	40	43
Revaluation of liability in respect of government grants	—	42	77
	35	118	145

Note 12 — Taxes on income

A.      Corporate tax rate

The corporate tax rate in Israel during 2015 is 26.5% (in 2014 – 26.5% and 2013 – 25%).

On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) — 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

On January 4, 2016, the Knesset plenum passed a law, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from 2016.

This change has no impact on the financial statements.

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 12 — Taxes on income (cont.)

B.      Theoretical tax

The following presents the adjustment between the theoretical tax amount and the tax amount included in the financial statements:

	For the year ended December 31,
	2013	2014	2015
	Thousands NIS	Thousands NIS	Thousands NIS
Loss before taxes on income	(934)	(14,178)	(20,992)
Statutory tax rate	25%	26.5%	26.5%
Theoretical tax benefit	(234)	(3,757)	(5,563)
Increase in tax liability due to:
Issuance expenses	—	2,480	—
Unrecognized expenses	187	289	1,598
Losses and benefits for tax purposes and temporary provisions for which no deferred taxes were recorded	47	988	3,965
Taxes on income	—	—	—

C.      Tax assessments

The Company has final tax assessments until and including the 2009 tax year.

D.      Accumulated losses for tax purposes

As of the reporting date, the Group has net operating loss for tax purposes in the amount of approximately NIS 31 million. The Group has not included a tax asset for the aforesaid losses, in the absence of an expectation of using them in the foreseeable future.

Note 13 — Loss per share

	For the year ended December 31
	2013	2014	2015
Weighted average of number of ordinary shares used in the calculation of the basic and diluted loss per share (in thousands)	3,684	12,754	26,819
Net loss used in calculation (NIS thousands)	934	14,178	20,992

At December 31, 2015, 17,426,479 options (in 2014: 556,317, and 2013: 0) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

Note 14 — Share-based payments

A.      On November 30, 2014, the Company’s board of directors approved the grant of 185,439 non-tradable share options to an external consultant of the Company. The share options are exercisable into 185,439 ordinary shares par value NIS 0.1 of the Company, which constituted approximately 0.8% of the Company’s share capital (on a fully diluted basis) at that date, in consideration for an exercise price of NIS 2 per share. 46,363 of the share options are exercisable immediately, and the remaining 139,076 share options will vest gradually over a period of 7 quarters, starting at January 1, 2015, provided that the consultant continues to be the Company’s consultant. The share options will expire at December 1, 2017.

On December 17, 2014, the Company’s board of directors approved the grant of 370,878 non-tradable share options to an additional external consultant of the Company. The share options are exercisable into 370,878 ordinary shares par value NIS 0.1 of the Company, which constituted approximately 1.6% of the Company’s share

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 14 — Share-based payments (cont.)

capital (on a fully diluted basis) at that date. 185,439 of the share options are exercisable immediately, for a period of 18 months from the grant date, in consideration for an exercise price of NIS 2 per share, and the remaining 185,439 share options are exercisable subject to a vesting period of 18 months, for a period of three years and in consideration for an exercise price of NIS 3 per share.

During 2015, the Company’s board of directors approved granting 609,888 non-tradable share options to an external consultant of the Company. The share options are exercisable into 609,888 ordinary shares par value NIS 0.1 each of the Company. 50,824 of the share options are exercisable immediately and the remaining 559,064 share options will vest in 11 equal quarterly batches over a period of 33 months, starting 3 months from the grant date. Each share option is exercisable during a period of three years from the vesting date, based on the amount of the financial benefit inherent in it on the exercise date (based on a cashless exercise mechanism). The exercise price of the first 304,944 shares is NIS 2 for each share option, and the exercise price of the remaining 304,944 shares is NIS 3 for each share option. The options include a cashless exercise mechanism.

On August 20, 2015, the Company’s board of directors approved the granting of 75,252 non-tradable share options to fund raising finders. The share options are exercisable into 75,252 ordinary shares par value NIS 0.1 each of the Company during a period of 24 months, in consideration for an exercise price of NIS 9 for each share.

On November 5, 2015, the Company granted to employees of the Company (including the Company’s VP finance), 1,512,500 share options (non-tradable), which are exercisable into 1,512,500 ordinary shares par value NIS 0.1 of the Company. One third of the share options will vest after one year from commencement of employment, and the remaining will vest in eight equal quarterly batches over a period of two years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date, in consideration for an exercise price of NIS 1.65 for each share option. The options include a cashless exercise mechanism.

On December 6, 2015, the Company issued non-tradable options to purchase 50,000 ordinary shares par value NIS 0.1 each of the Company to a service provider at an exercise price of NIS 9.00 per share. The options are exercisable immediately. Such options will expire 24 months from the date of issuance.

On December 6, 2015, the Company issued non-tradable options to purchase 100,000 ordinary shares par value NIS 0.1 each of the Company to an advisor at an exercise price of NIS 9.00 per share. Such options vest quarterly over two years and expire 48 months from the date of issuance. The options include a cashless exercise mechanism.

On December 13, 2015, the Company granted to employees of the Company 452,500 share options (non-tradable), which are exercisable into 452,500 ordinary shares par value NIS 0.1 of the Company. One third of the share options will vest after one year from commencement of employment, and the remaining will vest in eight equal quarterly batches over a period of two years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date, in consideration for an exercise price of NIS 1.65 for each share option. The options include a cashless exercise mechanism.

B.      On February 16, 2015, the general meeting of the Company’s shareholders approved the granting of 370,878 non-tradable share options to the chairman of the board of directors, which are exercisable into 370,878 ordinary shares par value NIS 0.1 of the Company, subject to a vesting period of 2 years and for an expiration period of five years from the grant date, with an exercise price of NIS 1.75 per share. The options include a cashless exercise mechanism.

On July 20, 2015, the general meeting of the Company’s shareholders approved a grant of 1,600,000 share options (non-tradable) to the four controlling shareholders (divided equally among them), which are exercisable into 1,600,000 ordinary shares par value NIS 0.1 of the Company. Additionally, the general meeting of the Company’s shareholders approved a grant of 760,000 share options (non-tradable) to four directors of the Company (of which 400,000 share options are granted to the chairman of the board), which are exercisable into 760,000 ordinary shares par value NIS 0.1 each of the Company.

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 14 — Share-based payments (cont.)

The share options granted to the four controlling shareholders of the Company, the chairman of the board of directors and the three additional directors of the Company will vest in 12 equal quarterly batches over a period of three years, and be exercisable during a period of five years from the grant date, in consideration for an exercise price of NIS 5.5 for each share. The options include a cashless exercise mechanism.

On October 21, 2015, the general meeting of the Company’s shareholders approved a grant of 360,000 share options (non-tradable) for each of the two external directors and the independent director, which are exercisable into 360,000 ordinary shares par value NIS 0.1 of the Company. The share options will vest in 12 equal quarterly batches over a period of three years, and be exercisable during a period of five years from the grant date, in consideration for an exercise price of NIS 5.5 for each share option. The options include a cashless exercise mechanism.

C.      On April 2, 2015, the Company’s board of directors approved a grant of 559,097 non-tradable share options to Yissum- see Note 9.A.

D.      The fair value of share options is measured using the Black-Scholes formula or Binomial pricing model. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility (based on the weighted average volatility of a sample of companies’ shares which are similar in characteristics and operations to the Group, over the expected term of the options), expected term of the options, expected dividends, and the risk-free interest rate (based on government debentures).

The following is the data used in determining the fair value of the share options:

	14.A	14.B	14.C
Number of share options granted	3,356,457	3,090,878	559,097
Fair value in the grant date (NIS thousand)	11,137	10,820	2,833
Range of share price (NIS)	1.507 – 7.07	2.76 – 7.24	7.03
Range of exercise price (NIS)	1.65 – 9	1.75 – 5.5	2.7
Range of expected share price volatility	49%-62.69%	55.63%-61.27%	57.26%
Range of expected life (years)	1.5 – 7.05	5	5
Range of weighted average of risk-free interest rate	0.23%-1.72%	1.01%-1.32%	1.15%
Expected dividend yield	—	—	—
Outstanding as of December 31, 2015	1,206,018	3,090,878	559,097
Exercisable as of December 31, 2015	578,009	382,123	559,097

E. The number of share options granted to employees and included in Note 14.A are as follows:

2015
Outstanding at January 1	—
Granted during the year	1,965,000
Expired during the year	—
Exercised during the year(*)	(20,000)
Forfeited during the year	(80,000)
Outstanding at December 31(**)	1,865,000
Exercisable as of December 31	226,667

____________

(*)      The weighted average share price at the date of exercise for share options exercised in 2015 was NIS 1.65.

(**)     The exercise price of all of the outstanding options is NIS 1.65.

The weighted average contractual life of the outstanding options is 5.05 years.

F.       Expenses for share — based payments include expenses in an amount of approximately NIS 5,287,000 that were capitalized to an intangible asset- see note 2.K.

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 15 — Financial instruments

A.      Risk management policy

The actions of the Group expose it to various financial risks, such as a market risk (including a currency risk, fair value risk regarding interest rate and price risk), credit risk, liquidity risk and cash flow risk for the interest rate. The comprehensive risk-management policy of the Group focuses on actions to limit the potential negative impacts on financial performance of the Group to a minimum. The Group does not typically use derivative financial instruments in order to hedge exposures. Risk management is performed by the Group’s Chief Executive Officer in accordance with the policy approved by the board of directors.

B.      Credit risk

The Group does not have a significant concentration of credit risks.

The cash and cash equivalents of the Group are deposited in Israeli banking corporations. In the estimation of the Group’s management, the credit risk for these financial instruments is low

C.      Classification of financial instruments

The following is a classification of the financial assets and financial liabilities of the Group for groups of financial instruments in accordance with IAS 39:

	December 31,
	2014	2015
	Thousands NIS	Thousands NIS
Financial assets
Cash and cash equivalents	806	33,811
Restricted deposits	—	928
Other receivables	51	249
	857	34,988
Financial liabilities
Financial liabilities measured at amortized cost	1,652	4,218

D.      Currency risk

A currency risk is the risk of fluctuations in a financial instrument, as a result of changes in the exchange rate of the foreign currency.

The following is the classification and linkage terms of the financial instruments of the Group (in NIS thousands):

	NIS	Linked to the dollar	Total
December 31, 2015
Cash and cash equivalents	14,395	19,416	33,811
Restricted deposits	928	—	928
Other receivables	249	—	249
	15,572	19,416	34,988
Financial liabilities at amortized cost	2,568	1,650	4,218
Total net financial assets	13,004	17,766	30,770

December 31, 2014
Cash and cash equivalents	806	—	806
Other receivables	51	—	51
	857	—	857
Financial liabilities at amortized cost	1,155	497	1,652
Total net financial liabilities	(298)	(497)	(795)

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 15 — Financial instruments (cont.)

The following is a sensitivity analysis of changes in the exchange rate of the dollar as of the report date:

Profit (loss) from the change NIS thousands
Increase at a rate of 5%	(293)
Increase at a rate of 10%	(586)
Decrease at a rate of 5%	293
Decrease at a rate of 10%	586

E.      Fair value of financial instruments

The fair value of the financial instruments of the Group is similar or equal to their book value.

F.       Equity management

The purpose of the Group in managing its equity is to maintain the Group’s ability to ensure the continuation of the business, thus generating yield for the shareholders, investors and other related parties. The Group is not subject to any requirements for minimum capital required or to obtaining a certain level of yield on its equity.

G.      Liquidity risk

The table below presents the repayment dates of the Group’s financial liabilities based on the contractual terms in undiscounted amounts:

	First year	Undetermined	Total
December 31, 2015
Trade payables	1,727	—	1,727
Other payables	1,718	96	1,814
Liability in respect of government grants	—	993	993
	3,445	1,089	4,534
December 31, 2014
Trade payables	210	—	210
Other payables	795	127	922
Controlling shareholders loans	—	175	175
Liability in respect of government grants	—	516	516
	1,005	818	1,823

H.      Level 3 financial instruments carried at fair value

Fair value is measured based on the Binomial model.

The table hereunder presents a reconciliation from the opening balance to the closing balance of financial instruments carried at fair value level 3 of the fair value hierarchy:

Financial liabilities- Derivatives measured at Fair value through profit or loss
Balance as of January 1, 2015	—
Issuances	1,434
Total gains recognized in profit or loss(*)	(1,434)
Balance as of December 31, 2015	—

____________

(*)      Under financing income and expenses.

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 16 — Transactions and Balances with related parties

For the period prior to the reverse acquisition, the related parties referred to in this Note are Nano–Technologies related parties.

A.      Balances with related parties

	December 31,
	2014	2015
	Thousands NIS	Thousands NIS
Controlling shareholders loans (see Note 7)	150	—
Other payables	241	241

B.      Controlling shareholder benefits

	Year ended on December 31,
	2013	2014	2015
	Thousands NIS	Thousands NIS	Thousands NIS
Salaries and related expenses- related parties employed by the Group(*)	715	1,788	3,675
Number of related parties	2	4	4
Compensation for directors not employed by the Group	—	192	2,643
Number of directors	—	6	8

____________

(*)      In 2014 and 2013, expenses in the amount of approximately NIS 1,051,000 and approximately NIS 715,000, respectively, with respect to services rendered by the controlling shareholders are included at their fair value amount in the financial statements against capital reserves as these services were not remunerable.

C.      On February 16, 2015, the general meeting of the Company’s shareholders approved a private placement of 285,715 ordinary shares- see Note 10.B. In addition, on February 16, 2015, the Company’s general meeting of the Company’s shareholders approved the Company’s engagement in an agreement with Mr. Itschak Shrem for a position as chairman of the Company’s board of directors for a period of three years. In accordance with the terms of employment, Mr. Shrem will be entitled to a monthly salary of NIS 7,500, which will be increased to a total of NIS 10,000 if and when the Company completes fund raising of at least NIS 8 million, for 40% capacity employment. In addition, Mr. Shrem will be entitled, at no consideration, to a grant of 370,878 share options- see Note 14.B.

D.      On July 20, 2015, the general meeting of the Company’s shareholders approved the terms of employment of the four controlling shareholders of the Company, in their capacities as directors of the Company and officers, as set forth below: Mr. Amit Dror, who serves as Chief Executive Officer of the Company, Mr. Dagi Ben-Noon, who serves as Chief Operating Officer, Mr. Simon Anthony-Fried, who serves as Chief Marketing Officer, and Mr. Sharon Fima, who serves as Chief Technologies Officer. Under the approved terms of employment, each of the controlling shareholders will be entitled, during a period of three years and in consideration for a full-time position, to a monthly salary of approximately NIS 37,000, in addition to social benefits as customary. In addition, the general meeting of the Company’s shareholders approved a grant of 1,600,000 share options (non-tradable) to the four controlling shareholders (divided equally among them), which are exercisable into 1,600,000 ordinary shares par value NIS 0.1 of the Company. Additionally, the general meeting of the Company’s shareholders approved the update to the terms of employment of Mr. Itschak Shrem, in his capacity of chairman of the Company’s board of directors for a period of three years. Mr. Shrem will be entitled to a monthly salary of NIS 30,000, for a 75% position. In addition, the general meeting of the Company’s shareholders approved a grant of 760,000 share options (non-tradable) to four directors of the Company (400,000 of which are granted to the chairman of the board), which are exercisable into 760,000 ordinary shares par value NIS 0.1 each of the Company.

Nano Dimension Ltd.
Notes to the Consolidated Financial Statements

Note 17 — Operating Leases

The Group leases its headquarters, manufacturing and research and development facility and cars under long-term non-cancelable operating leases, certain of which provide for renewal options.

Leasing expenses for the year 2015 were approximately NIS 957,000 (2014: NIS 217,000).

Future minimum lease payments for all existing long-term, non-cancelable operating leases as of December 31, 2015 are as follows:

2016	914
2017	529
Total	1,443

Note 18 — Events after the reporting date

A.      After the reporting date, on January 27, 2016, pursuant to an exercise of 3,746,161 warrants, and in consideration of approximately NIS 3,242 thousands, the Company issued 3,746,161 ordinary shares par value NIS 0.1 each of the Company.

Nano Dimension Ltd.
Consolidated Statements of Financial Position

	June 30 2016	June 30 2016	December 31 2015
	Thousand USD Convenience translation into US dollars (NIS 3.846 = $1)	Thousand NIS	Thousand NIS
Assets
Cash and cash equivalents	5,793	22,278	33,811
Restricted deposits	130	500	500
Other receivables	419	1,611	1,030
Total current assets	6,342	24,389	35,341

Restricted deposits	111	425	428
Property plant and equipment, net	1,393	5,359	4,414
Intangible assets	5,814	22,361	11,355
Total non-current assets	7,318	28,145	16,197
Total assets	13,660	52,534	51,538

Liabilities
Trade payables	528	2,029	1,727
Other payables	994	3,824	1,814
Total current liabilities	1,522	5,853	3,541

Liability in respect of government grants	580	2,229	993
Total liabilities	2,102	8,082	4,534

Equity
Share capital	1,135	4,367	3,863
Share premium	18,976	72,980	63,054
Treasury shares	(1,368)	(5,260)	(5,260)
Warrants	896	3,445	6,934
Capital reserve from transactions with controlling shareholders	485	1,866	1,866
Capital reserve for share-based payments	4,246	16,330	12,681
Accumulated loss	(12,812)	(49,276)	(36,134)
Total equity	11,558	44,452	47,004
Total liabilities and equity	13,660	52,534	51,538

Nano Dimension Ltd.
Consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the six months ended June 30			For the three months ended June 30
	2016	2016	2015	2016	2016	2015	For the year ended December 31 2015
	Thousand USD Convenience translation into US dollars (NIS 3.846 = $1)	Thousand NIS	Thousand NIS	Thousand USD Convenience translation into US dollars (NIS 3.846 = $1)	Thousand NIS	Thousand NIS	Thousand NIS
Research and development expenses, net	930	3,575	7,492	503	1,933	5,571	11,153
General and administrative expenses	2,349	9,034	2,613	1,197	4,605	1,590	11,229
Other income	—	—	—	—	—	—	6
Operating loss	(3,279)	(12,609)	(10,105)	(1,700)	(6,538)	(7,161)	(22,376)

Finance income	—	—	138	36	137	191	1,529
Finance expense	138	533	189	—	—	139	145

Total comprehensive loss	(3,417)	(13,142)	(10,156)	(1,664)	(6,401)	(7,109)	(20,992)

Basic and diluted loss per share (in NIS/USD)	(0.09)	(0.35)	(0.45)	(0.04)	(0.17)	(0.29)	(0.78)

Nano Dimension Ltd.
Consolidated Statements of Changes in Equity

	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Accumulated loss	Total equity	Convenience translation into US dollars (NIS 3.846 = $1)
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand USD
For the six months ended June 30, 2016:
Balance as of January 1, 2016	3,863	63,054	(5,260)	6,934	1,866	12,681	(36,134)	47,004	12,221
Exercise of warrants and options	504	9,926	—	(3,489)	—	(1,353)	—	5,588	1,453
Share-based payments	—	—	—	—	—	5,002	—	5,002	1,301
Net loss	—	—	—	—	—	—	(13,142)	(13,142)	(3,417)

Balance as of June 30, 2016	4,367	72,980	(5,260)	3,445	1,866	16,330	(49,276)	44,452	11,558

For the three months ended June 30, 2016:
Balance as of April 1, 2016	4,267	69,817	(5,260)	4,623	1,866	14,393	(42,875)	46,831	12,176
Exercise of warrants and options	100	3,163	—	(1,178)	—	(208)	—	1,877	488
Share-based payments	—	—	—	—	—	2,145	—	2,145	558
Net loss	—	—	—	—	—	—	(6,401)	(6,401)	(1,664)

Balance as of June 30, 2016	4,367	72,980	(5,260)	3,445	1,866	16,330	(49,276)	44,452	11,558

1,206,273 American Depositary Shares

Each Representing Five Ordinary Shares

–––––––––––––––––––––––

PROSPECTUS

       , 2016

–––––––––––––––––––––––

National Security Corporation

Sole Bookrunner

Lake Street Capital Markets

Co-Manager

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees

An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association. Our amended and restated articles of association contain such a provision. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the Company’s activities when the undertaking to indemnify is given, and to an amount or a criteria determined by the board of directors as reasonable under the circumstances, and such undertaking must detail the abovementioned events and amount or criteria.

In addition, a company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•         reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or as a monetary sanction;

•         reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the Company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent;

•         an Israeli company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer;

•         a breach of duty of care to the Company or to a third party, including a breach arising out of the negligent conduct of an office holder;

•         a breach of duty of loyalty to the Company, provided the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the Company; and

•         financial liabilities imposed on the office holder for the benefit of a third party.

An Israeli company may not, however, indemnify or insure an office holder against any of the following:

•         a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company;

•         a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•         an act or omission committed with intent to derive unlawful personal benefit; or

•         a fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, indemnification and insurance of office holders must be approved by our compensation committee, our Board of Directors and, in certain circumstances, by our shareholders. We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Israeli Companies Law. In addition, we have entered into indemnification agreements with each of our directors providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our, or our subsidiaries’, directors and officers. This indemnification is limited both in terms of amount and coverage. In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by the Company since January 1, 2013, which were not registered under the Securities Act. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

In February 2014, in connection with, and for full and final payment of, a convertible loan in the amount of about NIS 2,712,076 (approximately $774,215) that we received in 2013, we issued an aggregate of 1,852,508 Ordinary Shares.

In August 2014, as part of a merger agreement with our Subsidiary, we issued an aggregate of 12,867,178 Ordinary Shares divided as follows: an aggregate of 6,931,301 shares were allocated to the shareholders of the Subsidiary at a price per share of NIS 0.81767 (approximately $0.2308), and an aggregate of 5,935,875 Ordinary Shares were issued to various investors at a price per share of NIS 0.8655 (approximately $0.2443). In addition, we granted four of our executive officers options to purchase 4,322,329 Ordinary Shares of the Company, which are exercisable at a price per share of NIS 0.8655 (approximately $0.2443). As of June 30, 2016, 3,746,161 of such options have been exercised.

In August 2014, we affected a 10:1 reverse stock split, such that every 10 of our Ordinary Shares (par value NIS .01) was consolidated into 1 Ordinary Share (par value 0.1 NIS).

In November 2014, we issued warrants to purchase 185,439 Ordinary Shares to an advisor, at an exercise price of NIS 2.00 (approximately $0.5278) per share.

In December 2014, we issued warrants to purchase 370,878 Ordinary Shares to an advisor, of which warrants to purchase 185,439 Ordinary Shares were fully vested upon grant, have an exercise price of NIS 2.00 (approximately $0.5278) per share, and expire in June 2016; and warrants to purchase 185,439 Ordinary Shares vest gradually until June 2016, have an exercise price of NIS 3.00 (approximately $0.7665) per share and expire in December 2017. As of June 30, 2016, 185,439 of such warrants have been exercised.

In January 2015, we issued warrants to purchase 609,888 Ordinary Shares to an advisor, of which warrants to purchase 304,944 Ordinary Shares are at an exercise price of NIS 2.00 (approximately $0.5278) per share, and warrants to purchase 304,944 Ordinary Shares are at an exercise price of NIS 3.00 (approximately $0.7665) per share. All of such warrants vest over 33 months and expire in January 2018. As of June 30, 2016, 101,648 of such warrants have been exercised.

In January 2015, we issued an aggregate of 1,508,572 Ordinary Shares pursuant to a private placement, and on April 15, 2015, as an extension to this private placement, we issued an aggregate of 285,715 Ordinary Shares to Eli Yoresh, one of our directors, and Itschak Shrem, the Chairman of our board of directors, at a price of NIS 1.40 (approximately $0.3539) per share. In addition, in January 2015, as a part of the private placement, we issued warrants to purchase up to 1,508,572 Ordinary Shares, and on April 2015, as a part of an extension to the private placement, we issued warrants to purchase up to 285,715 Ordinary Shares, 50% of which at a price of NIS 1.75 (approximately $0.4424) per share, and 50% of which at a price of NIS 2.25 (approximately $0.5688) per share. Fifty percent of these warrants will expire 18 months from the date of issuance, and 50% will expire 36 months from the date of issuance. As of June 30, 2016, 898,930 of such warrants have been exercised.

In March 2015, we issued an aggregate of 3,956,545 Ordinary Shares pursuant to a private placement, at a price of NIS 1.65 (approximately $0.4075) per share.

In April 2015, we issued options to purchase 370,878 Ordinary Shares to Itschak Shrem, our chairman of the board of directors, at an exercise price of NIS 1.75, which vest quarterly until October 1, 2016.

In May 2015, we issued warrants to purchase 559,097 Ordinary Shares to Yissum Research Development Company of the Hebrew University of Jerusalem, Ltd. in connection with a license agreement, at an exercise price of

NIS 2.70 (approximately $0.699) per share. Such warrants expire in May 2020. As of June 30, 2016, 335,400 of such warrants have been exercised.

In July 2015, we issued options to purchase an aggregate of 2,360,000 Ordinary Shares to our four executive officers, and four of our directors, including our Chairman, in accordance with our 2015 Plan, at an exercise price of NIS 5.50 (approximately $1.4451) per share. Such options vest quarterly over three years and expire in July 2020.

In July 2015, we issued an aggregate of 7,671,089 Ordinary Shares pursuant to a private placement, at a price of NIS 5.50 (approximately $1.4451) per share. In addition, we issued warrants to purchase up to 3,835,546 Ordinary Shares at a price of NIS 9.00 (approximately $2.3647) per share. These warrants will expire 24 months from the date of issuance.

In November 2015, we issued warrants to purchase 13,636 Ordinary Shares to a consultant at an exercise price of NIS 9.00 (approximately $2.3647) per share. Such warrants expire in November 2017.

In November 2015, we issued options to purchase 360,000 Ordinary Shares to three directors at an exercise price of NIS 5.50 (approximately $1.4451) per share. Such options vest quarterly over three years and expire in November 2020.

In November 2015, we issued options to purchase 1,512,500 Ordinary Shares to employees at an exercise price of NIS 1.65 (approximately $0.42) per share. Such options vest quarterly over three years. As of June 30, 2016, 117,332 of such options have been exercised and 118,333 of such options have expired.

In December 2015, we issued options to purchase 452,500 Ordinary Shares to employees at an exercise price of NIS 1.65 (approximately $0.42) per share. Such options vest quarterly over three years. As of June 30, 2016, 25,000 of such options have expired.

In December 2015, we issued, as an extension to the issuance in July 2015, pursuant to a private placement, an aggregate of 1,552,877 Ordinary Shares, at a price of NIS 5.50 (approximately $1.4451) per share. In addition, we issued warrants to purchase up to 776,440 Ordinary Shares at a price of NIS 9.00 (approximately $2.3647) per share. These warrants will expire 24 months from the date of issuance.

In December 2015, we issued warrants to purchase 50,000 Ordinary Shares to a service provider at an exercise price of NIS 9.00 (approximately $2.3647) per share. Such warrants will expire 24 months from the date of issuance.

In December 2015, we issued warrants to purchase 100,000 Ordinary Shares to an advisor at an exercise price of NIS 9.00 (approximately $2.3647) per share. Such warrants vest quarterly over two years and expire 48 months from the date of issuance.

In December 2015, the general meeting of our shareholders approved the grant of options to purchase 250,000 Ordinary Shares to a director at an exercise price of NIS 9.00 (approximately $2.3647) per share. Such options vest quarterly over three years and expire 4 years after the grant date.

Item 8. Exhibits and Financial Statement Schedules

Exhibits:

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement by and among the Company and the underwriters named therein.

3.1

Amended and Restated Articles of Association of Nano Dimension Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 1.1 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

4.1

Amended and Restated Form of Depositary Agreement among Nano Dimension Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 1 to the Post Effective Amendment No. 1 to Form F-6 (File No. 333-204797) filed on February 22, 2016, and incorporated herein by reference.

5.1*	Opinion of Glusman & Co.

10.1^

Amended and Restated License Agreement, dated April 2, 2015, by and between the Company and Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd., filed as Exhibit 4.1 to Form 20-F/A (File No. 001-37600) filed on February 29, 2016, and incorporated herein by reference.

10.2

Summary Translation of Merger Agreement, dated May 18, 2014, and as amended on July 9, 2014, by and between Z.B.I and Nano Dimension Technologies Ltd. (formerly, Hyrax Technologies B.F. 2012 Ltd.), filed as Exhibit 4.2 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

10.3

Summary Translation of Private Placement Agreement, dated July 3, 2014, between the Company and Michael Ilan Management and Investment Ltd., filed as Exhibit 4.3 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

10.4

Nano Dimension Ltd. 2015 Stock Option Plan (unofficial English translation from Hebrew original), filed as Exhibit 4.4 to Form 20-F/A (File No. 001-37600) filed on February 29, 2016, and incorporated herein by reference.

10.5	Employment Agreement, dated October 13, 2015, between the Company and Amit Dror, filed as Exhibit 4.5 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference

10.6

Employment Agreement, dated October 13, 2015, between the Company and Simon Fried, filed as Exhibit 4.6 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

10.7	Employment Agreement, dated October 14, 2015, between the Company and Sharon Fima, filed as Exhibit 4.7 Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

10.8

Employment Agreement, dated October 14, 2015, between the Company and Dagi Ben-Noon, filed as Exhibit 4.8 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

10.9

Voting Agreement, dated August 5, 2014, between Simon Anthony Fried, Amit Dror, Dagi Shahar Ben-Noon and Sharon Fima (unofficial English translation from Hebrew original), filed as Exhibit 4.9 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

10.10**	Form of Indemnification Agreement (unofficial English translation from Hebrew original).

21.1	List of Subsidiaries, filed as Exhibit 8.1 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

Exhibit Number	Exhibit Description
23.1	Consent of Somekh Chaikin (Member firm of KPMG International).

23.2*	Consent of Glusman & Co (included in Exhibit 5.1).

24.1**	Power of Attorney (included on the signature page of the Registration Statement).

____________

*         To be filed by amendment.

**       Previously filed.

^        Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

Financial Statement Schedules:

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Company’s financial statements and related notes thereto.

Item 9. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Ness Ziona, Israel on September 19, 2016.

NANO DIMENSION LTD.

By:	/s/ Amit Dror
Amit Dror
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Amit Dror	Chief Executive Officer	September 19, 2016
Amit Dror	(Principal Executive Officer) and Director

/s/ Yael Sandler	Vice President of Finance (Principal Financial	September 19, 2016
Yael Sandler	and Accounting Officer)

*	Director, Chairman of the Board of Directors	September 19, 2016
Itschak Shrem

*	Director	September 19, 2016
Simon Anthony-Fried

*	Director	September 19, 2016
Ofir Baharav

*	Director	September 19, 2016
Irit Ben-Ami

*	Director	September 19, 2016
Dagi Shahar Ben-Noon

*	Director	September 19, 2016
Sharon Fima

*	Director	September 19, 2016
Roni Kleinfeld

*	Director	September 19, 2016
Abraham Nahmias

*	Director	September 19, 2016
Zvi Yemini

*	Director	September 19, 2016
Yoel Yogev

*	Director	September 19, 2016
Eli Yoresh

*By:	/s/ Amit Dror
Amit Dror
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, Zysman, Aharoni, Gayer & Sullivan & Worcester LLP, the duly authorized representative in the United States of Nano Dimension Ltd., has signed this registration statement on September 19, 2016.

/s/ ZYSMAN, AHARONI, GAYER AND SULLIVAN & WORCESTER LLP